MUELLER Mueller Water Products

2025
ANNUAL REPORT

WHERE INTELLIGENCE
MEETS INFRASTRUCTURE®

OVERVIEW

Mueller Water Products, Inc. (NYSE:MWA) is a leading manufacturer and marketer of products and solutions used in the transmission, distribution and measurement of water in North America. Our broad portfolio includes engineered valves, fire hydrants, pipe connection and repair products, metering products, leak detection, pipe condition assessment, pressure management products, and software that provides critical water system data. Mueller Water Products is one of the only companies that can fulfill the needs of water utilities from end to end – at the source, at the plant, below the ground, on the street and in the cloud. Built on a solid legacy of innovation, we have the expertise and vision to provide advanced infrastructure and technology solutions for transmitting, distributing, measuring and monitoring water more safely and effectively than ever before. We help municipalities increase operational efficiencies, improve customer service and prioritize capital spending, demonstrating why Mueller Water Products is Where Intelligence Meets Infrastructure®.




Mueller brands include Mueller®, Echologics®, Hydro Gate®, Hydro-Guard®, HYMAX®, i2O®, Jones®, Krausz®, Mi.Net®, Milliken®, Pratt®, Pratt Industrial®, Sentryx™, Singer® and U.S. Pipe Valve and Hydrant.

To learn more visit www.muellerwaterproducts.com.

CEO's Letter

MARIETTA EDMUNDS ZAKAS I Chief Executive Officer

December 19, 2025

Dear Fellow Shareholders,

I am proud to share that Mueller Water Products delivered another record-setting year of results in 2025, driven by a clear strategy and the unwavering commitment of our dedicated employees. Our standout financial performance reflects the strength of our business model, our commitment to innovation, and our ability to generate sustained, long-term value for stockholders.

For nearly 170 years, we've been at the forefront of water infrastructure, connecting communities to water, life's most essential resource, with exceptional people, solutions and products. Within our industry, the brand name Mueller is iconic. In fact, to our customers, the Mueller brand is revered because it is a symbol of trust, quality, and reliability.

Thanks to our team's strong focus on operational excellence and customer service, we achieved substantial growth in volume and notable margin improvements, including achieving record levels for net sales and adjusted EBITDA, and increased our gross margin by more than 600 basis points over the past two years. Our recent performance highlights our ongoing commitment to driving further improvements and taking advantage of positive market trends in infrastructure investment.

Here are some highlights from our 2025 fiscal year:

- Increased consolidated net sales 8.7% to $1.430 billion, compared with $1.315 billion in the prior year

- Generated net income of $191.7 million as compared with $115.9 million in the prior year, and increased adjusted net income 36.9% to $205.6 million as compared with $150.2 million in the prior year

- Reported net income per diluted share of $1.22 as compared with $0.74 in the prior year, and increased adjusted net income per diluted share 36.5% to $1.31 as compared with $0.96 in the prior year

- Delivered free cash flow of $172.0 million as compared with $191.4 million in the prior year

- Returned $56.9 million to stockholders through dividends and common stock repurchases, with a 4.7% increase in our quarterly dividend per share

In August, we published our fifth ESG Report highlighting our ongoing progress to becoming a more sustainable, innovative and impactful organization. Throughout our history, we have been working to support and enhance our sustainability efforts, while creating innovative solutions that help solve real-world problems for our customers, communities and industries.

For example, Mueller set an initial goal of identifying 7.7 billion gallons of water loss between 2020 and 2027 using our EchoShore® leak detection technology. We achieved this goal in 2024, three years ahead of our target date. As a result, we have set a new goal of identifying a total of 18 billion gallons of water loss by 2029. We are proud of our EchoShore® leak detection technology and all our sustainable solutions that benefit both our customers and the communities we serve.

We're also proud to share that our employees continue to prioritize safety in our facilities, resulting in the lowest Total Recordable Incident Rate (TRIR) in our history for 2025. Lastly, we completed the transition to our state-of-the-art brass foundry in Decatur, Illinois, with the closure of our legacy brass foundry delivering significant operational efficiencies and strengthened our domestic manufacturing capabilities for American-made products, including specialty and large valves.

Looking to 2026, we are well-positioned for continued net sales growth as we leverage our strong market position and benefit from the investments needed to address the aging North American infrastructure. We believe our collective focus on enhancing commercial execution, driving operational and supply chain efficiencies, and investing in our facilities will support further margin expansion in fiscal 2026 and beyond. Similarly, our strong capital structure and robust financial position provide us with the flexibility and capacity to pursue strategic acquisitions that will further strengthen our portfolio while continuing to return cash to stockholders.

We are also advancing our leadership in water infrastructure with the introduction of solutions such as our hydrant renewal systems that modernize aging hydrants with acoustic leak detection. These innovations underscore our commitment to developing cutting-edge technologies that help utilities operate more intelligently, efficiently and sustainably. Despite heightened uncertainty in the external environment, I remain confident in our team's ability to adapt, execute, and deliver strong results. Their unwavering commitment to our customers and operational discipline will continue to propel Mueller Water Products forward.

Finally, this letter marks my last Annual Report to stockholders. In November, I announced that I will be retiring as Chief Executive Officer and a member of the Board of Directors, effective February 9, 2026. I am very pleased that the Board has appointed Paul McAndrew as my successor as Chief Executive Officer, effective February 9, 2026. I will remain with the Company as a Senior Advisor through December 31, 2026, to facilitate a smooth transition for Paul, our team and the Board. I have great confidence that Paul and the entire Mueller team will build on our positive momentum and success as we continue to address the challenges of aging water infrastructure across markets with our products, services and solutions. Paul has a deep understanding of our industry portfolio, operations, culture, and customer relationships. He has been a key driver in strengthening our organization and delivering outstanding financial results, and I am confident he will continue to lead with vision, innovation and a relentless focus on creating long-term value for all our stockholders.

It has been the privilege of a lifetime to lead this extraordinary team and Company and to further develop Mueller's rich legacy. Since I joined Mueller almost 20 years ago, Mueller has made meaningful progress — driving growth, delivering innovative and sustainable solutions, and addressing real-world challenges. Our commitment to excellence in all that we do has remained – and will remain – steadfast. I am deeply proud of the entire Mueller team, and I know that I leave Mueller poised for future success with its leadership team and talented employees. Thank you for being part of this journey and for your continued support.

Sincerely,

Marietta Edmunds Zakas
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-32892

MUELLER WATER PRODUCTS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-3547095**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1200 Abernathy Road N.E.
Suite 1200
Atlanta, GA 30328
(Address of Principal Executive Offices)
Registrant's telephone number: (770) 206-4200
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01	**MWA**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒   Yes   ☐   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐   Yes   ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒   Yes   ☐   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.)   ☒   Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one): ☒   Large accelerated filer   ☐   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐   Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant had filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐   Yes   ☒   No

There were 156,349,160 shares of common stock of the registrant outstanding as of November 14, 2025. As of March 31, 2025, the aggregate market value of the voting and non-voting common stock held by non-affiliates (assuming only for purposes of this computation that directors and executive officers may be affiliates) was $3,951.5 million based on the closing price per share as reported on the New York Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

Applicable portions of the Proxy Statement for our upcoming 2026 Annual Meeting of Stockholders of the Company are incorporated by reference into Part III of this Form 10-K.


Introductory Note


In this Annual Report on Form 10-K ("Annual Report"), (1) the "Company," "we," "us" and "our" refer to Mueller Water Products, Inc. and its subsidiaries; (2) "Water Flow Solutions" refers to our Water Flow Solutions segment; (3) "Water Management Solutions" refers to our Water Management Solutions segment; (4) "Anvil" refers to our former Anvil segment, which we sold on January 6, 2017; and (5) "U.S. Pipe" refers to our former U.S. Pipe segment, which we sold on April 1, 2012. With regard to the Company's segments, "we," "us" and "our" may also refer to the segment being discussed.

Certain of the titles and logos of our products referenced in this Annual Report are part of our intellectual property. Each trade name, trademark or service mark of any other company appearing in this Annual Report is the property of its owner. In connection with the sale of the U.S. Pipe segment in 2012, we maintained license rights to use the U.S. Pipe brand name and certain related logos in connection with our valve and hydrant products.

Unless the context indicates otherwise, whenever we refer in this Annual Report to a particular year, we mean our fiscal year ended or ending September 30 in that particular calendar year. We manage our business and report operations through two business segments, Water Flow Solutions and Water Management Solutions, based largely on the products they sell and the customers they serve.

Industry and Market Data

In this Annual Report, we rely on and refer to information and statistics from third-party sources regarding economic conditions and trends, the demand for our water infrastructure, flow control, technology, and other products and services as well as the competitive conditions we face in serving our customers and end users. We believe these sources of information and statistics are reasonably accurate, but we have not independently verified them.

Most of our primary competitors are not publicly traded companies. Only limited current public information is available with respect to the size of our end markets and our relative competitive position. Statements in this Annual Report regarding our end markets and competitive positions are based on our beliefs, studies and judgments concerning industry trends.

Forward-Looking Statements

This report contains certain statements that may be deemed "forward-looking statements" within the meaning of the federal securities laws. All statements that address activities, events or developments that the Company intends, expects, plans, projects, believes or anticipates will or may occur in the future are forward-looking statements including, without limitation, statements regarding outlooks, projections, forecasts, expectations, commitments, trend descriptions and the ability to capitalize on trends, value creation, long-term strategies and the execution or acceleration thereof, operational improvements, inventory positions, the benefits of capital investments, financial or operating performance, including driving increased margins, operational and commercial initiatives, capital allocation and growth strategy plans, and the demand for the Company's products. Forward-looking statements are based on certain assumptions and assessments made by the Company in light of the Company's experience and perception of historical trends, current conditions and expected future developments.

Actual results and the timing of events may differ materially from those contemplated by the forward-looking statements due to a number of factors, including, without limitation, changing regulatory, trade and tariff conditions; logistical challenges and supply chain disruptions, geopolitical conditions, including the Israel-Hamas war, public health crises, or other events; inventory and in-stock positions of our distributors and end customers; an inability to realize the anticipated benefits from our operational initiatives, including our large capital investments in Decatur, Illinois, plant closures, and reorganization and related strategic realignment activities; an inability to attract or retain a skilled and diverse workforce, increased competition related to the workforce and labor markets; an inability to protect the Company's information systems against service interruption, risks resulting from possible future cybersecurity incidents, misappropriation of data or breaches of security; failure to comply with personal data protection and privacy laws; cyclical and changing demand in core markets such as municipal spending, residential construction and natural gas distribution; government monetary or fiscal policies; the impact of adverse weather conditions; the impact of manufacturing and product performance; the impact of wage, commodity and materials price inflation; foreign exchange rate fluctuations; the impact of higher interest rates; the impact of warranty charges and claims, and related accommodations; the strength of our brands and reputation; an inability to successfully resolve significant legal proceedings or government investigations; compliance with environmental, trade and anti-corruption laws and regulations; climate change and legal or regulatory responses thereto; the failure to integrate and/or realize any of the anticipated benefits of acquisitions or divestitures; an inability to achieve our goals and commitments in environmental and sustainability programs; and other factors that are described in the section entitled "RISK FACTORS" in Item 1A of this Annual Report.

Forward-looking statements do not guarantee future performance and are only as of the date they are made. The Company undertakes no duty to update its forward-looking statements except as required by law. Undue reliance should not be placed on any forward-looking statements. You are advised to review any further disclosures the Company makes on related subjects in subsequent Forms 10-K, 10-Q, 8-K and other reports filed with the United States Securities and Exchange Commission.

TABLE OF CONTENTS

*   All or a portion of the referenced section is incorporated by reference from our definitive proxy statement that will be issued in connection with our upcoming 2026 Annual Meeting of Stockholders.

PART I

Item 1.   BUSINESS

Our Company

Mueller Water Products, Inc. ("Mueller," "we," "our," or the "Company") is a leading manufacturer and marketer of products and solutions used in the transmission, distribution and measurement of water in North America. Our products and solutions are used by municipalities and the residential and non-residential construction industries. Some of our products have leading positions as a result of their strong brand recognition and reputation for quality, service and innovation. We believe we have one of the largest installed bases of iron gate valves and fire hydrants in the United States. Our iron gate valve and hydrant products are specified for use in the largest 100 metropolitan areas in the United States. Our large installed base, broad product range and well-known brands have led to long-standing relationships with the key distributors and end users of our products. Our consolidated net sales were $1,429.7 million in 2025.

We operate our business through two segments, Water Flow Solutions and Water Management Solutions. Segment sales, operating results and additional financial data and commentary are provided in the Segment Analysis section in Part II, Item 7. "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and in Note 14. of the Notes to Consolidated Financial Statements in Part II, Item 8. "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" of this Annual Report.

Organization Updates

In January 2025, we announced the appointment of Ms. Melissa Rasmussen as Senior Vice President and Chief Financial Officer effective March 3, 2025. On March 1, 2025, Mr. Steven S. Heinrichs transitioned from his roles as Chief Financial Officer and Chief Legal Officer to Senior Advisor and remained an advisor until September 30, 2025. In August 2025, we announced the appointment of Ms. Richelle R. Feyerherm as Chief Accounting Officer effective August 15, 2025. Ms. Feyerherm also serves as the Company's principal accounting officer. On November 6, 2025, we announced that Ms. Marietta Edmunds Zakas will retire as the Company's Chief Executive Officer and as a member of the Company's Board of Directors, effective as of February 9, 2026 (the "Transition Date"). In connection with Ms. Zakas' retirement, the Company's Board of Directors appointed Mr. Paul McAndrew as President and Chief Executive Officer, effective as of the Transition Date.

Water Flow Solutions

The Water Flow Solutions product portfolio includes iron gate valves, specialty valves and service brass products. Net sales of products in the Water Flow Solutions business unit were approximately 58% of fiscal 2025 consolidated net sales.

Water Management Solutions

The Water Management Solutions product and service portfolio includes fire hydrants, repair and installation, natural gas, metering, leak detection, as well as pressure management and control products and solutions. Net sales of products and services in the Water Management Solutions business unit were approximately 42% of fiscal 2025 consolidated net sales.

Business Strategy

Our business strategy is to capitalize on the large, attractive and growing water infrastructure markets worldwide. Key elements of this strategy are as follows:

Improve operational excellence and expand capabilities.

We expect to make disciplined investments in our commercial and operational capabilities to drive additional performance improvements. We are focused on improving operational excellence, increasing supply chain efficiencies and developing advanced manufacturing capabilities to drive productivity and increase domestic capacity across our facilities. We expect these efforts will drive sales growth, improve product margins, and facilitate innovation and new product development. Productivity improvements within our facilities are expected to drive cost reductions to support additional manufacturing initiatives and ongoing investment in product development.

Since 2018, we have prioritized capital investments to modernize our manufacturing facilities and processes, expand capacity and capabilities for domestic manufacturing and accelerate new product development. We believe these investments will drive margin expansion by lowering costs, expanding our product portfolio, and improving product quality. Our new brass foundry in Decatur, Illinois, is operational, and we have closed our legacy brass foundry, which was built in the early 1900s. We expect these investments to support our domestic manufacturing capabilities for specialty and large valves and to capitalize on the growing need for highly engineered valves required for water infrastructure projects. Additionally, we expect these investments to drive operational efficiencies, expand capabilities for American-made products, advance our sustainability initiatives, and help accelerate product development.

Accelerate sales growth through enhanced customer experience and innovation.

We plan to continue to invest in process improvements to support our objective of being the preferred partner for our customers. We are making disciplined investments in our commercial teams to enhance our customer experience to further differentiate us in the market and support our opportunities for net sales growth. Expanding our systems and employee capabilities will allow us to improve our customer experience. We continue to invest time and resources to deepen our channel partnerships and end-customer relationships to increase our presence in the fastest-growing markets. Additionally, we seek to attract and retain customers through product training and engineering resources to ascertain, educate and understand project requirements. We plan to continue to invest in our product development capabilities, including our research and development processes, to develop and market new products and services. We expect to add new products to our portfolio and offer new products in different end markets.

Foster culture through purpose, collaboration, inclusion and effectiveness.

We believe our employees are our greatest asset, and we strive to provide a safe, inclusive, high-performance culture where our people can thrive. We endeavor to recruit, develop, engage, train and protect our workforce. Our core values of respect, integrity, trust, safety and inclusion shape our culture and define who we are. We continue to make investments to enhance collaboration and teamwork throughout the organization to create a culture of talent development, enabling us to execute on our strategic opportunities and make Mueller a preferred place to work. We prioritize employee engagement and transparency by implementing programs and processes to provide our employees with opportunities to ask questions, voice concerns and share feedback. This communication is accomplished in part by conducting employee experience surveys, global town halls and facility employee meetings.

Continue to seek, acquire, and invest in businesses and technologies that expand our existing portfolio or allow us to enter new markets.

We will continue to evaluate the acquisition of strategic businesses, technologies and product lines that have the potential to strengthen our competitive position, enhance or expand our existing product and service offerings, expand our technological capabilities, leverage our manufacturing capabilities, provide synergistic opportunities, enhance our customer relationships or allow us to enter new markets. As part of this strategy, we have pursued, and may continue to pursue, international opportunities, including acquisitions, joint ventures and partnerships.

Description of Products and Services

We offer a broad line of water infrastructure, and flow control products and services primarily in the United States and Canada. Water Flow Solutions sells iron gate and specialty valves, and service brass products. Water Management Solutions sells fire hydrants, repair and installation, natural gas, metering, leak detection and pressure management and control products and solutions. Our products are designed, manufactured and tested in compliance with relevant industry standards. Our water distribution products are manufactured to meet or exceed American Water Works Association ("AWWA") standards and, where applicable, certified to National Science Foundation ("NSF")/American National Standards Institute ("ANSI") Standard 61 for potable water conveyance. Underwriters Laboratory ("UL") and FM Approvals ("FM"), two third-party certification companies, have approved many of these products. Additionally, our products are typically specified by a water utility for use in its infrastructure system.

Water Flow Solutions

Water Flow Solutions' product portfolio includes iron gate valves, specialty valves and service brass products. We recognized $824.9 million, $755.5 million and $634.4 million of net sales in our 2025, 2024 and 2023 fiscal years, respectively, for Water Flow Solutions products and solutions.

Water Valves and Related Products. Water Flow Solutions manufactures valves for water systems, including iron gate, butterfly, tapping, check, knife, plug, and ball valves, and sells these products under a variety of brand names, including Mueller®, Pratt®, and U.S. Pipe Valve and Hydrant. These valve products are used to control distribution and transmission of potable water and non-potable water. Water valve products typically range in size from ¾ inch to 36 inches in diameter. Water Flow Solutions also manufactures significantly larger valves as custom orders through some of its product lines. Most of these valves are used in water transmission or distribution, water treatment facilities or industrial applications.

Water Management Solutions

Water Management Solutions' portfolio includes fire hydrants, repair and installation, natural gas, metering, leak detection and pressure management and control products and solutions. We recognized $604.8 million, $559.2 million and $641.3 million of net sales in our 2025, 2024 and 2023 fiscal years, respectively, for Water Management Solutions products and solutions.

Fire Hydrants. Water Management Solutions manufactures dry-barrel and wet-barrel fire hydrants. Water Management Solutions sells fire hydrants for new water infrastructure development, fire protection systems and water infrastructure repair and replacement projects.

Our fire hydrants consist of an upper barrel and nozzle section and a lower barrel and valve section that connect to a water main. In dry-barrel fire hydrants, the valve connecting the barrel of the hydrant to the water main is located below ground at or below the frost line, which keeps the upper barrel dry. Water Management Solutions sells dry-barrel fire hydrants under the Mueller and U.S. Pipe Valve and Hydrant brand names in the United States and under the Mueller and the Canada Valve™ brand names in Canada. Water Management Solutions also makes wet-barrel fire hydrants, where the valves are located in the hydrant nozzles and the barrel contains water at all times. Wet-barrel fire hydrants are made for warm weather climates, such as in California and Hawaii, and are sold under the Jones® brand name.

Most municipalities have approved a limited number of fire hydrant brands for installation as a result of their desire to use the same tools and operating instructions across their systems and to minimize spare part inventories. We believe the large installed base of Mueller fire hydrants throughout the United States and Canada, reputation for superior quality and performance as well as specified position have contributed to the leading market position of our fire hydrants. This large installed base also leads to recurring sales of replacement fire hydrants and hydrant parts.

Repair Products and Services. Water Management Solutions also sells pipe repair products, such as couplings, grips and clamps used to repair leaks, under the HYMAX®, Mueller® and Krausz® brand names.

Natural Gas Distribution Products. Water Management Solutions produces machines and tools for tapping, drilling, extracting, installing and line stopping, which are designed to work with its water and gas fittings and valves as an integrated system. We also provide gas valve products primarily for use in gas distribution systems.

Water Leak Detection and Pipe Condition Assessment Products and Services. Water Management Solutions develops technologies and offers products and services under the Echologics® brand name that can non-invasively (i.e., without disrupting service or introducing a foreign object into the water system) detect underground leaks and assess the condition of water mains comprised of a variety of materials. We leverage our proprietary acoustic technology to offer leak detection and condition assessment surveys. We also offer fixed leak detection systems that allow customers to continuously monitor and detect leaks on water distribution and transmission mains. We believe Water Management Solutions' ability to offer non-invasive leak detection and pipe condition assessment services is a key competitive advantage. With our Singer Valve and i2O products, we provide a range of intelligent water solutions including pressure control valves, advanced pressure management, network analytics, event management and data logging.

Water Metering Products and Systems. Water Management Solutions manufactures and sources a variety of water technology products under the Mueller® brand name that are designed to help water providers accurately measure and control water usage. Water Management Solutions offers residential, fire protection and commercial metering solutions. Residential and commercial water meters are generally classified as either manually read meters or remotely read meters via radio technology. A manually read meter consists of a water meter and a register that gives a visual meter reading display. Meters equipped with radio transmitters (endpoints) use encoder registers to convert the measurement data from the meter (mechanical or static) into an encrypted digital format which is then transmitted via radio frequency to a receiver that collects and formats the data appropriately for water utility billing systems. These remotely or electronically read systems are either automatic meter reading ("AMR") systems or fixed network advanced metering infrastructure ("AMI") systems. With an AMR system, utility personnel with mobile equipment, including a radio receiver, computer and reading software, collect the data from utilities' meters. With an AMI system, a network of permanent data collectors or gateway receivers that are always active or listening for the radio transmission from the utilities' meters gathers the data. Water Management Solutions sells both AMR and AMI systems and related products. Our remote disconnect water meter enables the water flow to be stopped and started remotely via a handheld device or from a central operating facility.

Manufacturing

See "Item 2. PROPERTIES" for a description of our principal manufacturing facilities.

We will continue to expand the use of Lean manufacturing and Six Sigma business process improvement methodologies where appropriate to safely capture higher levels of quality, service and operational efficiency in our manufacturing facilities in both segments.

Mueller Water Products operates ten manufacturing facilities located in the United States, Israel and China. These manufacturing operations include foundry, machining, fabrication, assembly, testing and painting operations. Not all facilities perform each of these operations. Our existing manufacturing capacity is sufficient for anticipated near-term requirements. Our new brass foundry in Decatur, Illinois, is operational, and we have closed our legacy brass foundry that was built in the 1900s. Our iron foundries use both lost foam and green sand-casting techniques. We use the lost foam technique for fire hydrant production in our Albertville, Alabama, facility and for iron gate valve production in our Chattanooga, Tennessee, facility. The lost foam technique has several advantages, especially for high-volume, larger products, including a reduction in the number of manual finishing operations, lower scrap rates and the ability to reuse some of the materials while the green sand process is better suited for smaller, simpler parts. Over the next few years, we intend to increase capital investments in our facilities to expand production capacity and enhance operational capabilities, including investment in our two iron foundries.

Additionally, we design, manufacture and assemble water metering products in Cleveland, North Carolina. In Atlanta, Georgia, we design and support AMR and AMI systems in our research and development center of excellence for software and electronics. Our facility in Jingmen, China, manufactures and assembles specialty valve products, and our facility in Ariel, Israel, designs, manufactures, and assembles repair products and solutions. Our research and development center in Toronto, Ontario, Canada, designs and supports leak detection and pipe condition assessment products and solutions. Product design and support for our intelligent water solutions products and services for pressure management are in Southampton, United Kingdom.

Purchased Components and Raw Materials

Our products are made using various purchased components and several basic raw materials that include brass ingot, scrap steel, sand and resin. Purchased parts and raw materials represented approximately 35% and 8%, respectively, of Cost of sales in 2025.

Patents, Licenses and Trademarks

We have active patents relating to the design of our products and trademarks for our brands and products. We have filed, and continue to file when appropriate, patent applications used in connection with our business and products. Many of the patents for technology underlying the majority of our products have been in the public domain for many years, and we do not believe third-party patents individually or in the aggregate are material to our business. However, we consider our proprietary information consisting of expertise and trade secrets relating to the design, manufacture and operation of our products to be particularly important and valuable. We generally own the rights to the products that we manufacture and sell, and we are not dependent in any material way upon any third-party license or franchise to operate. See "Item 1A. RISK FACTORS - Any inability to protect our intellectual property or our failure to effectively defend against intellectual property infringement claims could adversely affect our competitive position."

Our brand names include:

Canada Valve™	Centurion®
Echologics®	Echoshore®
ePulse®	Ez-Max®
Hersey®	Hydro Gate®
Hydro-Guard®	HYMAX®
HYMAX VERSA®	Jones®
Krausz®	LeakFinderRT®
Milliken®	Mueller®
Mueller Systems®	Pratt®
Pratt Industrial®	Repaflex®
Repamax®	Sentryx™
Singer®	U.S. Pipe Valve and Hydrant

Seasonality

Parts of our business depend upon construction activity, which is seasonal in many areas as a result of the impact of cold weather conditions on construction. Net sales and operating income have historically been lowest in our first and second fiscal quarters ending December 31 and March 31, respectively, when the northern United States and most of Canada generally face weather conditions that restrict significant construction activity. See "Item 1A. RISK FACTORS - Seasonal demand for certain of our products and services may adversely affect our financial results."

Sales, Marketing and Distribution

We primarily sell to national and regional waterworks distributors in the United States and Canada. Our distributor relationships are generally non-exclusive, but we attempt to align ourselves with key distributors in the principal markets we serve. We believe "Mueller" is the most recognized brand in the United States water infrastructure industry. Our extensive installed base, broad product range and well-known brands have led to many long-standing relationships with the key distributors in the principal markets we serve. Our distribution network covers all of the major locations for our principal products in the United States and Canada. Although we have long-standing relationships with most of our key distributors, we typically do not have long-term contracts with them, including our two largest distributors, which together accounted for approximately 37%, 38% and 35% of our gross sales in 2025, 2024 and 2023 fiscal years, respectively. See "Item 1A. RISK FACTORS - Our business depends on a small group of key customers for a significant portion of our sales."

Water Flow Solutions

Water Flow Solutions sells its products primarily through waterworks distributors to a wide variety of end user customers, including water and wastewater utilities, and fire protection and construction contractors. Sales of the products are heavily influenced by the specifications for the underlying projects. Approximately 5% of Water Flow Solutions' net sales were to Canadian customers in fiscal year 2025 and 6% in fiscal years 2024 and 2023.

Water Management Solutions

Water Management Solutions sells its products primarily through waterworks distributors to a wide variety of end user customers, including water and wastewater utilities, gas utilities, integrated suppliers, as well as fire protection and construction contractors. Sales of our products are heavily influenced by the specifications for the underlying projects. Water Management Solutions also sells its water metering, leak detection, including pipe condition assessment, and pressure management and control products and solutions directly to municipalities and to waterworks distributors. Approximately 6% of Water Management Solutions' net sales were to Canadian customers in fiscal years 2025, 2024, and 2023.

Backlog

We consider backlog to represent orders placed by customers for which goods or services have yet to be shipped. Backlog is a meaningful indicator for many of our product lines. The delivery lead time for certain product lines such as specialty valves can be longer than one year, and we expect approximately 22% of Water Flow Solutions' backlog at the end of 2025 will be shipped after 2026. Water Management Solutions manufactures or sources water meter systems that are sometimes ordered in large quantities with delivery dates over several years. We expect approximately 4% of Water Management Solutions' backlog at the end of 2025 will be shipped after 2026. Due to increased demand, particularly for specialty valve and hydrant products, we experienced an increase in our overall backlog compared to the prior year. Backlog for Water Flow Solutions and Water Management Solutions are as follows:

	September 30,	
	2025	**2024**
	(in millions)	
Water Flow Solutions	$ 208.0	$ 199.0
Water Management Solutions	112.7	103.5
Total backlog	$ 320.7	$ 302.5

Sales cycles for metering systems often extend over several years, and customers typically place orders incrementally throughout the contract term. While we believe we share a mutual understanding with the customer regarding the total contract value at the time of award, orders are reflected in our backlog once a formal order is received, not when the contract is awarded.

Competition

The United States and Canadian markets for water infrastructure and flow control products are very competitive. See "Item 1A. RISK FACTORS - Strong competition could adversely affect prices and demand for our products and services, which would adversely affect our operating results and financial condition." There are only a few competitors for most of our product and service offerings. Many of our competitors are well-established companies with products that have strong brand recognition. We consider our installed base, product quality, customer service level, brand recognition, innovation, distribution and technical support to be competitive strengths.

The competitive environment for most of Water Flow Solutions' valve products is mature and many end users are slow to transition to brands other than their historically preferred brands. We believe our valves enjoy strong competitive positions based primarily on the extent of their installed base, product quality, specified position and brand recognition. Our principal competitors for iron gate valves are McWane, Inc. and American Cast Iron Pipe Company. The primary competitors for our service brass products are The Ford Meter Box Company, Inc. and A.Y. McDonald Mfg. Co. Many service brass valves are interchangeable among different manufacturers. For our specialty valve products such as butterfly, plug, and check valves, our principal competitors are DeZURIK, Val-Matic and McWane, Inc.

The competitive environment for many of Water Management Solutions' products, including fire hydrants and gas repair products, is mature, and many end users are slow to transition to brands other than their historically preferred brands. We believe that our fire hydrants enjoy a strong competitive position, primarily based on the extent of their installed base, product quality, specified position and brand recognition. Our principal competitors for fire hydrants are McWane, Inc. and American Cast Iron Pipe Company. We believe the markets for many of our repair products are open to product innovation. Our current repair offerings are primarily focused on repairing, joining, and restraining water infrastructure piping systems, which consist of cast iron, ductile iron, and plastic pipe. Our repair solutions are well-suited for each of these piping systems. For our pipe repair products, we believe our brand names, including Krausz® and HYMAX®, are generally associated with premium products as a result of our patented technology and superior features. Our primary competitors in the repair market are Romac Industries, Smith Blair, Viking Johnson, AVK Group, JCM Industries, and Georg Fisher Ltd.

The gas repair products we sell are primarily used on distribution lines. Our primary competitors for these products are Smith Blair, T.D. Williamson, and A.Y. McDonald. Water Management Solutions also sells water metering products and systems, primarily in the United States. We believe a substantial portion of this market is in the process of transitioning from manually read meters to electronically read meters; however, we expect this transition to be relatively slow and that many end users will be reluctant to adopt brands other than their historically preferred brand. Our principal competitors in water metering products and systems are Sensus, Neptune Technology Group Inc., Badger Meter, Inc., Itron, Inc. and Master Meter, Inc. We also sell pressure control valves and pressure loggers through our Singer Valve and i2O products. The primary competitors for these products are Cla-Val, Watts, OCV, Ross Valve, Bermad and Halma. Additionally, Water Management Solutions sells water leak detection and pipe condition assessment products and services in North America, the United Kingdom and select countries in Europe, Asia and the Middle East, with our primary markets being the United States and Canada. The worldwide market for leak detection and pipe condition assessment is highly fragmented with numerous competitors. Our more significant competitors are Pure Technologies Ltd., Gutermann AG and Syrinix Ltd.

Research and Development

Our primary research and development ("R&D") facilities are located in Chattanooga, Tennessee; Rosh Haayin, Israel; Atlanta, Georgia; Toronto, Ontario; and Southampton, United Kingdom. These operations develop new products, improve and refine existing products and obtain and assure compliance with industry approval certifications or standards, such as those established by American Water Works Association, UL Research Institutes, FM Global, National Science Foundation and The Public Health and Safety Company. R&D expenses were $19.9 million, $20.5 million and $25.9 million during 2025, 2024 and 2023, respectively.

Regulatory and Environmental Matters

Our operations are subject to numerous federal, state and local laws and regulations, both within and outside the United States, in areas such as: competition, government contracts, international trade, labor and employment, tax, licensing, consumer protection, environmental protection, workplace health and safety, and others. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our operations. For example, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws affect our operations by, among other things, imposing investigation and cleanup requirements for threatened or actual releases of hazardous substances. Under CERCLA, joint and several liability may be imposed on operators, generators, site owners, lessees and others regardless of fault or the legality of the original activity that caused or resulted in the release of the hazardous substances. Thus, we may be subject to liability under CERCLA and similar state laws for properties that: (1) we currently own, lease or operate; (2) we, our predecessors, or former subsidiaries previously owned, leased or operated; (3) sites to which we, our predecessors or former subsidiaries sent waste materials; and (4) sites at which hazardous substances from our facilities' operations have otherwise come to be located. The purchaser of U.S. Pipe has been identified as a "potentially responsible party" ("PRP") under CERCLA in connection with a former manufacturing facility operated by U.S. Pipe that was in the vicinity of a Superfund site located in North Birmingham, Alabama. Under the terms of the acquisition agreement relating to our sale of U.S. Pipe, we agreed to indemnify the purchaser for certain environmental liabilities, including those arising out of the former manufacturing site in North Birmingham. Accordingly, the purchaser tendered the matter to us for indemnification, which we accepted. Ultimate liability for the site will depend on many factors that have not yet been determined, including the determination of the Environmental Protection Agency's ("EPA") remediation costs, the number and financial viability of the other PRPs (there are three other PRPs currently) and the determination of the final allocation of the costs among the PRPs. For more information regarding this matter as well as others that may affect our business, including our capital expenditures, earnings and competitive position, see "Item 1A. RISK FACTORS," "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Contingencies" and Note 15. of the Notes to Consolidated Financial Statements.

Our operations are subject to federal, state and local laws, regulations and ordinances relating to various environmental, health and safety matters. We believe our operations are in compliance with, or we are taking actions designed to reinforce compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims. Except for certain orders issued by environmental, health and safety regulatory agencies, with which we believe we are in compliance and which we believe are immaterial to our financial condition, results of operations and liquidity, we are not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

Greenhouse gas ("GHG") emissions continue to be a subject of political and regulatory focus. Concern over potential climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting GHG emissions. While United States federal climate policy has recently shifted toward deregulation, including efforts to roll back GHG reporting requirements and federal GHG emissions oversight, some states in the United States and several countries have enacted, are enacting or are considering enacting GHG legislation, regulations or international accords, either individually and/ or as part of regional initiatives. It is likely that additional climate change related mandates will be forthcoming primarily in jurisdictions outside the United States, and it is expected that they may adversely impact our costs by increasing energy costs and raw material prices, requiring operational or equipment modifications to reduce emissions and creating costs to comply with regulations or to mitigate the financial consequences of such compliance. Additional law and rulemaking at the state level in the United States is also anticipated, which may have similar adverse impacts on our compliance costs.

Our environmental strategy focuses on responsible sourcing and manufacturing sustainable products that address numerous water infrastructure challenges. We have established reduction targets for key environmental performance indicators such as GHG emissions, internal water withdrawal intensity and waste to landfill. In connection with these efforts, we work to minimize the amount of water we use at our manufacturing facilities and maintain stringent water quality standards. We continue to design our processes to return the water used in manufacturing to a quality level that does not negatively impact the receiving environment.

Future events, such as changes in existing laws and regulations, new legislation to limit GHG emissions or contamination of sites owned, operated or used for waste disposal by us, including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators, may give rise to additional costs which could have a material effect on our financial condition, results of operations or liquidity.

Our anticipated capital expenditures for environmental projects are not expected to have a material effect on our financial condition, results of operations or liquidity.

Human Capital

We believe our employees are our greatest asset, and we endeavor to provide a safe, inclusive, high-performance culture where our people can thrive. We strive to recruit, develop, engage, train and protect our workforce. The following are key human capital measures and objectives on which the Company currently focuses.

Core Values. Our core values of respect, integrity, trust, safety and inclusion shape our culture and define who we are. We are committed to upholding fundamental human rights and believe that all human beings should be treated with dignity, fairness, and respect.

Employee Total Compensation and Benefits Philosophy. We offer financial, physical and mental health benefits, as well as programs that help employees take care of themselves and balance work-life considerations. We regularly analyze our compensation to remain competitive, targeting pay at or above the 50th percentile of the market standard at each of our locations. Our benefits and wellness programs are listed below.

Financial	Health and Wellness	Work-Life Balance
Competitive base pay	Medical, dental and vision insurance with mental/behavioral health benefits	Paid time off, paid holidays and jury duty pay
Bonus plans tied to company performance for all employees	Flexible spending/health savings accounts	Paid parental leave with 12 weeks of paid leave for eligible birth parents; 4 weeks paid parental leave for non-birth, adoptive and foster parents
Employee stock purchase plan at a discounted stock price	Supplemental health benefits, including accident, hospital indemnity, critical illness and whole life coverage	Employee assistance program
Recognition pay and service awards	Wellness rewards program	Employee discount programs
401(k) retirement plans with a 5% company match and several pre-tax and after-tax savings options	Health plan programs, including smoking cessation	Employee engagement activities including family friendly events
Short- and long-term disability insurance	On-site and no-cost vaccinations and biometric screenings (with at-home physical kits available)	Virtual healthcare options for general medicine, dermatology, and mental health needs
	Healthcare navigation service for managing existing benefits	On-site health fairs and free health screenings

Commitment to Inclusion. We strive to promote inclusion in the workplace, to build on our understanding of potential human rights issues by engaging with appropriate communities, and to interact with our employees and all communities in a manner that respects human rights. We encourage our suppliers to follow these practices as well. As of September 30, 2025, women and minorities represented 33% and 44% of our Board of Directors, respectively.

We condemn human rights abuses and do not condone the use of slave or forced labor, human trafficking, child labor, the degrading treatment of individuals, physical punishment, or unsafe working conditions.

All employees are required to understand and obey local laws, to report any suspected violations, and to act in accordance with our Core Values and Code of Business Conduct and Ethics.

We are committed to providing fair and equitable pay. We have a comprehensive pay structure that allows for employee development and provides promotional opportunities. In 2024, we invested in a leading software solution to conduct workforce pay equity audits that consider gender, race/ethnicity, age, and disabilities. As a result of this pay equity review, we found no systemic issues but did appropriately adjust the pay of several individuals in 2025. We believe this program will provide us with the tools needed to perform annual pay equity audits, and we intend to continue that practice.

Our Employee Inclusion Advisory Council embeds and fosters inclusionary principles while also determining the Company's overarching initiatives and priorities as they relate to our culture and values. Three executive sponsors lead the council, and local representatives from each United States plant and our headquarters support the council's work at the local level. These local representatives support the council's priorities, supporting ownership and driving engagement through personalized initiatives and local activities.

Talent Acquisition and Retention. We strive to attract, develop and retain high-performing talent, and we support and reward employee performance. Programs to strengthen our talent include an employee referral program, tuition reimbursement, continued training and development, and succession planning. We also have partnerships with local and national educational institutions for our recruiting efforts. We prioritize employee engagement and transparency by implementing programs and processes to ensure our employees have opportunities to ask questions, voice concerns, and share feedback. This communication is accomplished in part by conducting employee experience surveys, global quarterly town halls, and periodic facility employee meetings. Our fiscal year 2025 United States employee turnover rate was approximately 20%.

Leadership and Culture Development. As new generations enter the workforce, their dedication to sustainability is pivotal for our long-term prosperity. We created the Mueller Development Program ("MDP") to provide a pathway for upcoming talent. We partner with a third party to bring leadership development programs to our frontline supervisors and managers, which cover topics including resources in time management, communication and team building, as well as personal coaching.

As of September 30, 2025, we employed approximately 3,500 people, 83% of whom work in the United States. As of September 30, 2025, approximately 42% of our United States workforce was represented by collective bargaining agreements. Additionally, we have employees in foreign countries, such as China, which have employee rights laws that include requirements similar to collective bargaining agreements. We believe we have good relations with our employees including those represented by collective bargaining agreements.

We have successfully negotiated and extended several of our collective bargaining agreements in the past. Our locations with employees covered by such agreements are presented below.

Location	Expiration of current agreement(s)
Chattanooga, TN	December 2025
Chattanooga, TN	January 2027
Decatur, IL	June 2027
Albertville, AL	October 2027

Securities Exchange Act Reports

We file annual and quarterly reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC") as required. You may read and print materials that we have filed with the SEC from its website at *www.sec.gov*. Our SEC filings may also be viewed and copied at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room.

In addition, certain of our SEC filings, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements and any amendments thereto can be viewed and printed free of charge from the investor information section of our website at *www.muellerwaterproducts.com*. Copies of our filings, specified exhibits and corporate governance materials are also available free of charge by writing to us using the address on the cover of this Annual Report. We are not including the information on our website as a part of, or incorporating it by reference into, this Annual Report.

Our principal executive office is located at 1200 Abernathy Road N.E., Suite 1200, Atlanta, Georgia 30328, and our main telephone number at that address is (770) 206-4200.

Item 1A.   RISK FACTORS

Risks related to our industries

> ***A significant portion of our business depends on spending for water and wastewater infrastructure construction activity.***

Our primary end markets are repair and replacement of water infrastructure, driven by municipal spending and new water infrastructure installation in connection with new residential construction. As a result, a significant portion of our business depends on local, state and federal spending on water and wastewater infrastructure upgrade, repair and replacement projects. Funds for water and wastewater infrastructure repair and replacement typically come from local taxes, water fees and water rates. State and local governments and private water entities that do not adequately budget for expenditures when setting tax rates, water rates and water fees, as applicable, could be unable to pay for water infrastructure repair and replacement if they do not have access to other funding sources. In addition, reductions or delays in federal spending related to water or wastewater infrastructure could adversely affect state or local projects and thus may adversely affect our financial results.

Governments and private water entities may have limited abilities to increase taxes, water fees or water rates, as applicable. It is not unusual for water and wastewater projects to be delayed and rescheduled for a number of reasons, including changes in project priorities, increasing interest rates, inflation and difficulties in complying with environmental and other governmental regulations. For example, changes in interest rates and credit markets, including municipal bonds, mortgages, home equity loans and consumer credit, have in the past, and may in the future, significantly increase the cost of the projects in which our products are utilized, such as in new residential construction and water and wastewater infrastructure upgrade, repair and replacement projects, and lead to such projects being reduced, delayed and/or rescheduled, which could result in a decrease in our sales and earnings and adversely affect our financial condition. In addition, higher interest rates are often accompanied by inflation. We have in the past, and may in the future, be unable to raise the prices of our products sufficiently to keep up with the rate of inflation, which would reduce our profit margins and cash flows.

Some state and local governments may place significant restrictions on the use of water by their constituents and/or increase their water conservation efforts. These types of water use restrictions and water conservation efforts may lead to reduced water revenues by private water entities, municipalities or other governmental agencies, which could similarly affect funding decisions for water-related projects.

Poor economic conditions may cause states, municipalities or private water entities to receive lower than anticipated revenues, which may lead to reduced or delayed funding for water infrastructure projects. Even if favorable economic conditions exist, water infrastructure owners may choose not to address deferred infrastructure needs as a result of a variety of political factors or competing spending priorities.

Low levels of spending for water and wastewater infrastructure construction activity could adversely affect our sales, profitability and cash flows.

> ***Residential construction activity is important to our business and adverse conditions or sustained uncertainty within this market could adversely affect our financial results.***

New water and wastewater infrastructure spending is heavily dependent upon residential construction. As a result, our financial performance depends significantly on the stability and growth of the residential construction market. This market depends on a variety of factors beyond our control, including household formation, consumer confidence, interest rates, inflation and the availability of mortgage financing, as well as the mix between single and multifamily construction, availability of construction labor and ultimately the extent to which new construction leads to the development of raw land. Adverse conditions or sustained uncertainty regarding the residential construction market have had, and may in the future have, an adverse effect on our sales, profitability and cash flows, including the risk that one or more of our distributors and/or end use customers decide to delay purchasing, or determine not to purchase, our products or services.

> ***Our business depends on a small group of key customers for a significant portion of our sales.***

A majority of our products are sold primarily to distributors and our success depends on these third parties operating their businesses profitably and effectively. These distributors' profitability and effectiveness can vary significantly from company to company and from region to region within the same company. Further, our largest distributors generally also carry competing products. We may fail to align our operations with successful distributors in any given market.

Distributors in our industry have experienced consolidation. If such consolidation continues, our distributors could be acquired by other distributors who have better relationships with our competitors, and consequently, pricing and profit margin pressure may intensify. Pricing and profit margin pressure or the loss of any one of our key distributors in any market could adversely affect our operating results.

Certain products and solutions, primarily technology-enabled products and solutions, as well as gas repair products are sold directly to end users. Some of these customers represent a relatively high concentration of these sales. Over time, growth in sales is expected to lessen the significance of individual customers. In the short term, net sales could decline if existing significant customers do not continue to purchase our products or services and new customers are not obtained to replace them.

Strong competition could adversely affect prices and demand for our products and services, which would adversely affect our operating results and financial condition.

The United States and Canadian markets for water infrastructure and flow control products are very competitive. While there are only a few competitors for most of our product and service offerings, many of our competitors are well-established companies with strong brand recognition. We compete on the basis of a variety of factors, including the quality, price and innovation of our products, services and service levels, and product specifications and availability. Our ability to retain customers in the face of competition depends on our ability to market our products and services to our customers and end users effectively.

The United States markets for water metering products and systems are highly competitive. Our primary competitors benefit from strong market positions and many end users are slow to transition to new products or new brands. Our ability to attract new customers depends on our technological advancements and ability to market our products and services to our customers and end users effectively.

In addition to competition from United States and Canadian companies, we face the threat of competition from outside of North America. The intensity of competition from these companies is affected by fluctuations in the value of the United States dollar against foreign local currencies, the cost to ship competitive products into North America and the availability of trade remedies, if any. Competition may also increase as a result of competitors located in the United States and Canada shifting their operations to lower-cost countries or otherwise reducing their costs.

Our competitors may reduce the prices of their products or services, improve their quality and functionality or enhance their marketing or sales activities. Any of these potential developments could adversely affect our prices and demand for our products and services.

The long-term success of our newer systems and solutions, including the related products, software and services, such as smart metering, leak detection, pressure monitoring and pipe condition assessment, depends on market acceptance.

Our technology-enabled smart metering, leak detection, pressure monitoring and pipe condition assessment products and services have much less market history than many of our traditional products. Our investments in smart metering have primarily focused on the market for AMI and have been based on our belief that water utilities will transition over time from traditional manually-read meters to automatically-read meters. The market for AMI continues to evolve, and the United States markets for water meter products and systems are highly competitive. Water utilities have traditionally been slow adopters of new technology and may not adopt AMI as quickly as we expect, partially as a result of the substantial investment related to installation of AMI systems. The strong market positions of our primary competitors may also slow the adoption of our products. Similarly, the adoption of our pressure monitoring, leak detection and pipe condition assessment products and services depends on the willingness of our customers to invest in new product and service offerings, and the pace of adoption may be slower than we expect. The markets for our technology-enabled products and services have developed more slowly than we expected and may continue to do so. If these products and services fail to gain market acceptance, our opportunity to grow these businesses will be limited.

Risks related to our business strategy

We may not be able to adequately manage the risks associated with our products, systems and solutions, including increased warranty costs.

The success of our products and systems depends on our ability to manage the risks associated with their introduction and continued maintenance and management, including the risk that our products and systems may have quality or other defects or deficiencies that result in their failure to satisfy performance or reliability requirements. Our success depends in part on our ability to manage these risks, including costs associated with design, manufacturing, installation, maintenance and warranties. Managing these risks can be costly and technologically challenging, and we cannot determine the ultimate effect they may have. The estimation of warranty liabilities involves considerable judgment due to the complex nature of these exposures and the unique circumstances of various claims. Furthermore, once customers assert claims for an alleged product defect, determining the potential exposure or liability related to such allegation or the extent to which the assertion of these claims may expand geographically may be difficult. Although we maintain insurance for certain product related claims, such policies may not be available to us or adequately cover the liability for damages, the cost of repairs and/or the expense of litigation. Current and future claims may arise out of events or circumstances not covered by insurance and not subject to comprehensive indemnification agreements with our subcontractors. Failure to successfully manage these challenges could result in lost sales, significant expense and harm to our reputation.

Our products and services may be affected from time to time by design and manufacturing defects that could materially adversely affect the business and result in harm to our reputation.

We offer several technologically enhanced, complex hardware and software products, services and solutions that can be negatively impacted by design and manufacturing defects. Defects can also exist in components and products we purchase from third parties. Component defects could make our products unsafe and create a risk of environmental or property damage and personal injury. In addition, our products, services and solutions can have quality issues and from time-to-time experience outages, disruptions, slowdowns or errors. As a result, our products and services may not perform as anticipated and may not meet customer expectations. There can be no assurance we will be able to detect and fix all issues and defects in products, services and solutions we offer. Failure to do so can result in widespread technical and performance issues negatively impacting our products, services and solutions. In addition, we can be exposed to product liability claims, recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, and/or intangible assets, and significant warranty and other expenses, including litigation costs. Quality problems can also adversely affect the experience for our customers and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for products, services and solutions, new products, services and solutions introduction delays and lost sales.

Inefficient or ineffective capital allocation, along with increased capital expenditures to modernize our aging facilities and expand our capabilities and capacity, could adversely affect our operating results, cash availability, strategic opportunities and/or stockholder value.

Our goal is to invest capital to generate long-term value for our stockholders. This includes spending on capital projects; developing or acquiring strategic businesses, technologies and product lines with the potential to strengthen our industry position; enhancing our existing set of product and service offerings or entering into new markets; as well as periodically returning value to our stockholders through share repurchases and dividends. To a large degree, capital efficiency reflects how well we manage key risks. The actions taken to address specific risks may affect how well we manage the more general risk of capital efficiency. If we do not allocate properly and manage our capital, we may fail to produce expected financial results, and we may experience a reduction in stockholder value, including increased volatility in our stock price.

Our business strategy includes developing, acquiring and investing in companies and technologies that broaden our product portfolio or complement our existing business, which could be unsuccessful or consume significant resources and adversely impact our operating results.

As part of our long-term business strategy, we continue to evaluate the development or acquisition of strategic businesses, technologies and product lines with the potential to strengthen our industry position, enhance and expand our existing set of product and service offerings or enter new markets. We may be unable to identify or successfully complete suitable acquisitions in the future and completed acquisitions may not be successful.

Acquisitions and technology investments may involve significant cash expenditures, the incurrence of debt, operating losses and expenses that could have a materially adverse effect on our business, financial condition, results of operations and cash flows. These types of transactions involve numerous other risks, including but not limited to:

- Diversion of management time and attention from existing operations,

- Difficulties in integrating acquired businesses, technologies and personnel into our business or into our compliance and control programs, particularly those that include international operations,

- Working with partners or other ownership structures with shared decision-making authority (our interests and other ownership interests may be inconsistent),

- Difficulties in obtaining and verifying relevant information regarding a business or technology prior to the consummation of a transaction, including the identification and assessment of liabilities, claims or other circumstances, including those relating to intellectual property claims, which could result in litigation or regulatory exposure,

- Assumption of liabilities that exceed our estimated amounts,

- Verification of financial statements and other business information of an acquired business,

- Inability to obtain required regulatory approvals and/or required financing on favorable terms,

- Potential loss of key employees, contractual relationships or customers of the acquired business,

- Increased operating expenses related to the acquired businesses or technologies,

- The failure of new technologies, products or services to gain market acceptance with acceptable profit margins,

- Entering new markets in which we have little or no experience or in which competitors may have stronger market positions,

- Dilution of stockholder value through the issuance of equity securities or equity-linked securities, and

- Inability to achieve expected synergies or the achievement of such synergies taking longer than expected to realize, including increases in sales, enhanced efficiencies or increased market share, or the benefits ultimately may be smaller than we expected.

Any acquisitions or investments may ultimately harm our business or financial condition, as they may not be successful and may ultimately have an adverse effect on our operating results, financial condition and/or result in impairment charges.

Potential international business opportunities may expose us to additional risks, including foreign currency exchange rate fluctuations.

Part of our growth strategy depends on expanding internationally. Although sales outside of the United States account for a relatively small percentage of our total net sales, we have business activity in Canada, China, Israel and the United Kingdom. Some countries that present potential business opportunities also face political and economic instability and vulnerability to infrastructure and other disruptions. Seeking to expand our business internationally exposes us to additional risks, which include foreign exchange risks and currency fluctuations, as discussed more fully below, political and economic uncertainties, changes in local business conditions and national and international conflicts. A primary risk we face in connection with our export shipments relates to our ability to collect amounts due from customers. We also face the potential risks arising from staffing, monitoring and managing international operations, including the risk that such activities may divert our resources and management time.

In addition, compliance with the laws, regulations and taxes of multiple international jurisdictions increases our cost of doing business. International operations are subject to anti-corruption laws and anti-competition regulations, among others. For example, the United States Foreign Corrupt Practices Act and similar anti-corruption laws outside of the United States generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence foreign government officials and certain others for the purpose of obtaining or retaining business or obtaining an unfair advantage. Violations of these laws and regulations could result in criminal and civil sanctions, disrupt our business and adversely affect our brands, international expansion efforts, business and operating results.

We make sales, incur expenses and invest cash in foreign currencies as part of our operations outside of the United States. Accordingly, fluctuations in foreign currency exchange rates may significantly increase the amount of United States dollars required for foreign currency expenses or significantly decrease the United States dollars we receive from sales denominated in a foreign currency. Changes between a foreign exchange rate and the United States dollar affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results. We expect that our exposure to foreign currency exchange rate fluctuations will grow as the relative distribution of our operations outside the United States increases through both organic and inorganic growth.

Risks related to our operations

Our reliance on vendors for certain products, some of which are single-source or limited-source suppliers, could harm our business by adversely affecting product availability, reliability or cost.

We maintain several single-source or limited-source supplier relationships with manufacturers, including some outside of the United States. If the supply of a critical single- or limited-source product is delayed or curtailed, we may not be able to ship the related products in desired quantities or in a timely manner. Even where multiple sources of supply are available, the qualification of alternative suppliers and the establishment of reliable supplies could result in delays and a possible loss of profits, which could harm our operating results.

These relationships reduce our direct control over production. Our reliance on these vendors subjects us to a greater risk of shortages, and reduced control over delivery schedules of products, as well as a greater risk of increased product costs. In instances where we stock lower levels of product inventories, a disruption in product availability could harm our financial performance and our ability to satisfy customer needs. In addition, defective products from these manufacturers could reduce product reliability and harm our reputation.

A disruption in our supply chain or other factors impacting the distribution of our products could adversely affect our business.

A disruption within our logistics or supply chain network at any of the freight companies that deliver components for our manufacturing operations in the United States or ship our fully assembled products to our customers could adversely affect our business and result in lost sales and increased expenses or harm to our reputation. Our supply chain is dependent on third-party ocean-going container ships, rail, barge, air and trucking systems and, therefore, disruption in these logistics services because of weather-related problems, such as hurricanes, strikes, bankruptcies, inflation, public health crises, such as pandemics, or other events could adversely affect our financial performance and financial condition, negatively impacting sales, profitability and cash flows.

The Israel-Hamas war caused a temporary shutdown in our facility in Ariel, Israel, in October 2023. While we continue to operate the facility since reopening in November 2023, continued disruptions and escalations of conflicts in the area may increase the likelihood of supply interruptions and may continue to hinder our ability to acquire the necessary materials we need to make our products. Supply disruptions from lack of access to materials has impacted, and continues to impact, our ability to produce and deliver our products on time and at favorable pricing.

Seasonal demand for certain of our products and services may adversely affect our financial results.

Sales of some of our products, including iron gate valves and fire hydrants, are seasonal, with lower sales in our first and second fiscal quarters when the northern United States and most of Canada generally face weather conditions that restrict significant construction activity. This seasonality in demand makes it challenging to predict sales and has resulted in fluctuations in our sales and operating results. To satisfy demand during expected peak periods, we may incur costs associated with building inventory in off-peak periods, and our projections as to future needs may not be accurate. Because many of our expenses are fixed, seasonal trends can cause reductions in our profitability and profit margins and deterioration of our financial condition during periods affected by lower production or sales activity.

Transportation costs are relatively high for most of our products.

Transportation costs can be an important factor in a customer's purchasing decision. Many of our products are big, bulky and heavy, which tends to increase transportation costs. We also have relatively few manufacturing sites, which tends to increase transportation distances to our customers and consequently increases our transportation costs. Additionally, energy and fuel costs can fluctuate markedly, which may result in significant cost increases particularly for the price of oil and gasoline. High transportation costs could make our products less competitive compared to similar or alternative products offered by competitors.

Our business, financial condition and results of operations may be adversely impacted by the effects of inflation.

Inflation has recently adversely affected and has the potential to continue to adversely affect our business, financial condition and results of operations by increasing our overall cost structure, including purchased parts, commodity and raw material costs and labor. In an inflationary environment, we may be unable to raise the prices of our products sufficiently to keep up with the rate of inflation, which would reduce our profit margins and cash flows. Other inflationary pressures could affect wages, the cost and availability of components and raw materials and other inputs and our ability to meet customer demand. Inflation may further exacerbate other risk factors, including supply chain disruptions, risks related to international operations and the recruitment and retention of qualified employees.

Our high fixed costs may make it more difficult for us to respond to economic cycles.

A significant portion of our cost structure is fixed, including manufacturing overhead, capital equipment and research and development costs. In a prolonged economic downturn, these fixed costs may cause our gross margins to erode and our earnings to decline.

We may experience difficulties implementing upgrades to our software systems.

We engage in implementations and upgrades to our software systems, including to our Enterprise Resource Planning ("ERP") system. The ERP is designed to accurately maintain the Company's books and records and provide information important to the operation of the business to the Company's management team. Any software implementation or upgrade requires significant investment of human and financial resources, and we may experience significant delays, increased costs and other difficulties. Any significant disruption or deficiency in the design and implementation of our software systems, including our ERP, could adversely affect our ability to process orders, ship product, send invoices and track payments, fulfill contractual obligations or otherwise operate our business. While we invest significant resources in planning and project management, significant issues may arise.

Normal operations at our key manufacturing facilities may be interrupted.

Some of our key products, including fire hydrants, iron gate valves, service brass products, specialty valves and repair products are manufactured at a single facility or a few facilities, which depend on critical pieces of heavy equipment that cannot be moved economically to other locations or sourced quickly. We are therefore limited in our ability to shift production among locations. The operations at our manufacturing facilities may be interrupted or impaired by various operating risks, including, but not limited to:

- Catastrophic events, such as fires, floods, explosions, natural disasters, new and ongoing public health crises, severe weather or other similar occurrences,

- Terrorist attacks, governmental instability, national emergencies, wars, mass shootings or other acts of violence,

- Interruptions in the delivery of raw materials or purchased parts, shortages of equipment or spare parts or other manufacturing inputs,

- Adverse government regulations, including trade protection measures and import or export duties or licensing requirements,

- Equipment or information systems breakdowns or failures,

- Maintenance outages to conduct maintenance activities that cannot be performed safely during operations,

- Prolonged power failures or reductions,

- Violations of our permit requirements or revocation of permits,

- Release of pollutants and hazardous substances to air, soil, surface water or ground water,

- Labor disputes, and

- Cyberattacks and events.

The occurrence of any of these events may impair our production capabilities and adversely affect our sales, profitability and cash flows.

Any inability to protect our intellectual property or our failure to effectively defend against intellectual property infringement claims could adversely affect our competitive position.

Our business depends on our technology and expertise, which were largely developed internally and are not subject to statutory protection. We rely on a combination of patent protection, copyright and trademark laws, trade secrets protection, employee and third-party confidentiality agreements as well as technical measures to protect our intellectual property rights. The methods we employ to protect our intellectual property rights may not adequately deter infringement, misappropriation or independent development of our technology, and they may not prevent an unauthorized party from obtaining or using information or intellectual property that we regard as proprietary or keep others from using brand names similar to our own. The disclosure, misappropriation or infringement of our intellectual property could harm our competitive position. In addition, our actions to enforce our rights may result in substantial costs and the diversion of management time and other resources. We may also be subject to intellectual property infringement claims from time to time, which may result in additional expense and the diversion of resources to respond to these claims. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired the product is further subjected to competition. Products under patent protection potentially generate significantly higher sales and earnings than those not protected by patents. If we fail to successfully enforce our intellectual property rights or register new patents, our competitive position could suffer, which could adversely affect our business, financial condition, results of operations and cash flows.

If we do not successfully maintain our information and technology networks, including the security of those networks, our operations could be disrupted and unanticipated increases in costs and/or decreases in sales could result.

We rely on various information technology systems, some of which are controlled by outside service providers, to manage key aspects of our operations. The proper functioning of our information technology systems is important to the successful operation of our business. If critical information technology systems fail, or are otherwise unavailable, our ability to manufacture products, process orders, track credit risk, identify business opportunities, maintain proper levels of inventories, collect accounts receivable, pay expenses and otherwise manage our business would be adversely affected.

We depend on the Internet and our information technology infrastructure for electronic communications among our locations around the world and among our personnel, suppliers and customers. Cyber and other data security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Likewise, if we or our service providers are unable to prevent future cybersecurity incidents, our operations could be disrupted, or we may suffer financial, reputational or other harm. We continue to incur costs in connection with efforts to investigate potential threats, assess relevant impacts, enhance our data security and protect against unauthorized access to, or manipulation of, our systems and data. Despite incurring these costs, we may not be able to prevent future cyber incidents. Further, customers and third-party providers increasingly demand rigorous contractual provisions regarding privacy, cybersecurity, data protection, confidentiality and intellectual property, which may also increase our overall compliance burden and related costs.

We may fail to effectively manage confidential data, which could harm our reputation, result in substantial additional costs and subject us to litigation.

As we grow our technology-enabled products, services and solutions, we continue to accumulate increasing volumes of customer data. In addition, we store personal information in connection with our human resources operations. Our efforts to protect this information may be unsuccessful as a result of employee errors or malfeasance, technical malfunctions, the actions of third parties such as a cyberattack or other factors. As previously reported, we have in the past experienced cybersecurity incidents. If our cyber defenses and other countermeasures are unable to protect personal data, it could be accessed or disclosed improperly, which could expose us to liability, harm our reputation and deter current and potential users from using our products and services. The regulatory environment related to cyber and information security, data collection and privacy is increasingly rigorous and evolving, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs.

Cyberattacks and security vulnerabilities could lead to reduced sales, increased costs, liability claims, unauthorized access to customer data or harm to our reputation.

Cybersecurity threats are constantly evolving and can take a variety of forms, increasing the difficulty of preventing, detecting and successfully defending against them. Individuals and groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, continuously undertake attacks that pose threats to our customers and our information technology systems. These actors use a wide variety of methods, which may include developing and deploying malicious software or exploiting vulnerabilities in hardware, software, radio communication protocols or other infrastructure to attack our products and services. Additionally, these actors may reverse-engineer trade secrets or other confidential intellectual property, or gain access to our networks and data centers, using social engineering techniques to induce our employees, users, partners or customers to disclose passwords or other sensitive information or to take other actions to gain access to our data or our users' or customers' data, or act in a coordinated manner to launch distributed denial of service attacks, or deny or postpone access to critical water infrastructure telemetry through vulnerabilities in our cloud services and infrastructure, or logging, sensing and telemetry products. Inadequate account security practices may also result in unauthorized access to confidential data.

Despite the implementation of a variety of security controls and measures, as well as those of our third-party administrators and vendors, there is no assurance that such actions will be sufficient to prevent or detect another cybersecurity incident or other vulnerabilities, which may allow them to persist in the environment over long periods of time. Cybersecurity events have had, and in the future may have, cascading impacts that unfold with increasing speed across our internal networks and systems. Such threats may also impact the networks and systems of our business associates and customers. Breaches of our facilities, network or data security have in the past and may in the future disrupt the security of our systems and business applications, impair our ability to provide services to our customers and require us to allocate more resources to improved technologies. Such breaches may also impair our ability to protect the privacy of customer data, result in product development delays, compromise confidential or technical business information harming our reputation, result in theft or misuse of our intellectual property or other assets, or otherwise adversely affect our business.

Challenges and uncertainties with respect to the development, deployment and use of artificial intelligence ("AI") in our business and products, services and solutions may result in reputational harm, competitive disadvantages and adverse impacts to our operations, business and financial results.

We are in the initial stages of incorporating AI into our operations and our products, services and solutions. AI presents risks and challenges that could adversely impact our business. AI, especially during the early stages of the development and use, carries inherent risks with no guarantee that AI will enhance or improve our operations, products, services or solutions. Ineffective or inadequate AI development or deployment practices could result in unintended consequences. Any disruption, malfunction or failure in AI functionality could result in delays in production, use or sale of our products, services and solutions and adversely affect our business and reputation.

Further, we face risks of competitive disadvantage if our competitors more effectively leverage AI to drive operational efficiencies, create new or enhanced products, services and solutions or otherwise disrupt the marketplace. Failure to effectively develop, implement, use and manage AI may negatively impact our ability to compete, reduce revenue and adversely impact our business.

The legal and regulatory environment landscape surrounding AI is uncertain and rapidly evolving, including the areas of intellectual property, cybersecurity and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI may require significant investment and resources, and may limit our ability to develop, implement or use AI, which may result in reputational harm, legal liability or other adverse effects on our operations, products, services, solutions and overall business.

Our vendors, suppliers and third-party providers may incorporate AI into their offerings with or without disclosing this use to us. These third-parties may not meet existing or rapidly evolving regulatory or industry standards related to privacy and data protection, or such AI use may result in unintended consequences related to our operations, products, services and solutions, any of which may adversely impact our reputation, operations, products, services, solutions and overall business. Further, threat actors may continue to develop and use AI to engage in illegal activities, including cyberattacks, to access, steal or misuse personal data, confidential information and intellectual property. Any of these uses of AI could damage our reputation, result in the loss of valuable property and information and adversely impact our business.

Misuse of our technology-enabled products, services and solutions could lead to reduced sales, increased costs, liability claims or harm to our reputation.

As we continue to design and develop products, services and solutions that leverage our hosted or cloud-based resources, the internet-of-things and other wireless/remote technologies, and include networks of distributed and interconnected devices that contain sensors, data transfers and other computing capabilities, our customers' data and systems may be subjected to harmful or illegal content or attacks, including potential cybersecurity threats. Additionally, we may not have adequately anticipated or precluded such cybersecurity threats through our product design or development. These products, services and solutions inevitably contain vulnerabilities or critical security defects which may not have been remedied and cannot be disclosed without compromising security. We may also make prioritization decisions in determining which vulnerabilities or security defects to fix, and the timing of these fixes, which could result in periods of compromised security. These vulnerabilities and security defects could expose us or our customers to a risk of loss, disclosure, or misuse of information/data; adversely affect our operating results; result in litigation, liability or regulatory action (including under laws related to privacy, data protection, data security, network security and consumer protection); deter customers or sellers from using our products, services and solutions; and otherwise harm our business and reputation.

We are subject to a variety of claims, investigations and litigation that could adversely affect our results of operations and harm our reputation.

In the normal course of business, we are subject to claims and lawsuits, including from time to time, claims for damages related to product liability and warranties, investigations by governmental agencies, litigation alleging the infringement of intellectual property rights and litigation related to employee matters and commercial disputes. We have in the past and may in the future be subject to investigations, claims, litigation and other proceedings outside the ordinary course of business. Defending these lawsuits and becoming involved in these investigations may divert management's attention, and may cause us to incur significant expenses, even if there is no evidence that our systems or practices were the cause of the claim. In addition, we may be required to pay damage awards, penalties or settlements, or become subject to injunctions or other equitable remedies, which could have a materially adverse effect on our business, financial condition, results of operations and cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures. See "Item 1. BUSINESS - Regulatory and Environmental Matters," "Item 7. MANAGEMENT'S

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Contingencies" and Note 15. of the Notes to Consolidated Financial Statements.

We are subject to stringent environmental, health and safety laws and regulations that impose significant compliance costs. Any failure to comply with these laws and regulations may adversely affect us.

We are subject to stringent laws and regulations relating to the protection of the environment, health and safety and incur significant capital and other expenditures to comply with these requirements. Failure to comply with any environmental, health or safety requirement could result in the assessment of damages, the imposition of penalties, suspension of production, changes to equipment or processes or a cessation of operations at our facilities, any of which could have a materially adverse effect on our business. Because these laws are complex, subject to change and may be applied retroactively, we cannot predict with certainty the extent of our future liabilities with respect to environmental, health and safety matters and whether they will be material.

In addition, certain statutes, such as CERCLA, may impose strict, joint and several liability for the costs of remedial investigations and actions on entities that generated waste, arranged for disposal of waste, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such "potentially responsible parties" ("PRP"), or any one of them, including us, may be required to bear all of such costs regardless of fault, the legality of the original disposal or ownership of the disposal site. As a result, we may be required to conduct investigations and perform remedial activities at current and former operating and manufacturing sites or waste disposal sites where we have been deemed, or in the future could be named, a PRP with respect to such environmental liabilities, any of which could require us to incur material costs. The final investigation or remediation costs of these environmental sites may exceed estimated costs, and additional sites in the future may require material remediation expenses. If actual expenditures exceed our estimates, our results of operations and financial position could be materially and adversely affected. See "Item 1. BUSINESS - Regulatory and Environmental Matters," "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Contingencies" and Note 15. of the Notes to Consolidated Financial Statements.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business and results of operations.

The impacts of climate change are highly unpredictable, and there is growing concern that a gradual increase in global average temperatures as a result of increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. These impacts present potential challenges to water related products, such as degradation of water quality and changes in water conservation or efficiency requirements. Certain events may disrupt the operations of our customers, creating customer shutdowns that prevent or defer sales of our products or services, while other events may drive increased demand for our products or services, which may create volatility in our business and results of operations.

Concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Many of our manufacturing plants use significant amounts of electricity generated by burning fossil fuels, which release carbon dioxide. Increased energy or compliance costs and expenses as a result of increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our products. The impacts of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations. Climate change and efforts to limit climate change may impair our production capabilities, disrupt our supply chain or impact demand for our products. If we fail to achieve or improperly report on our progress toward achieving our goals and commitments to reduce our carbon footprint or in environmental and sustainability programs and initiatives, the results could have an adverse impact on our business and results of operations.

We rely on successors to Tyco to indemnify us for certain liabilities and they may become financially unable or fail to comply with the terms of the indemnity.

Under the terms of the acquisition agreement relating to the August 1999 sale by Tyco of businesses which make up certain of the companies within Mueller Water Products, Inc., we are indemnified by certain Tyco entities ("Tyco Indemnitors") for all liabilities arising in connection with the operation of these businesses prior to their sale by Tyco, including with respect to products manufactured or sold prior to the closing of that transaction, as well as certain environmental liabilities. These indemnities survive indefinitely and are not subject to any dollar limits. In the past, Tyco Indemnitors have made substantial payments and assumed defense of claims in connection with these indemnification obligations. Tyco's indemnity does not cover liabilities to the extent caused by us or the operation of our businesses after August 1999, nor does it cover liabilities arising with respect to businesses or sites acquired after August 1999. Since 2007, Tyco has engaged in multiple corporate restructurings, split-offs and divestitures. The result of these transactions is that the assets of, and control over, Tyco Indemnitors has changed. Should any Tyco Indemnitor become financially unable or fail to comply with the terms of the indemnity, we may be responsible for such obligations or liabilities.

Risks related to our human capital

We depend on qualified personnel and if we are unable to retain or hire executive officers, key employees and skilled personnel, we may not be able to achieve our strategic objectives and our business may be adversely affected.

From time to time, there are changes to our executive leadership team, including as a result of the hiring, departure or realignment of key personnel. Any significant leadership change or senior management transition involves inherent risk, and any failure to find a necessary, suitable replacement on a timely basis to ensure a smooth transition could hinder our strategic planning, business execution and future performance. Our ability to expand or maintain our business depends on our ability to hire, train and retain employees, including executive officers, with the skills necessary to understand and adapt to the continuously developing needs of our customers. The increasing demand for qualified personnel makes it more difficult to attract and retain employees with requisite skill sets, as well as employees with specialized technical and trade experience. Changing demographics and labor work force trends also may result in a loss of knowledge and skills as experienced workers retire. If we fail to attract, motivate, train and retain qualified personnel, or if we experience excessive turnover, we may experience declining sales, manufacturing delays or other inefficiencies, increased recruiting, training and relocation costs and other difficulties, and our business, financial condition, results of operations and cash flows could be materially and adversely affected. Competition for qualified personnel is intense, and we may not be successful in attracting or retaining qualified personnel, which could negatively impact our business.

If we are unable to negotiate collective bargaining agreements on satisfactory terms or we experience strikes, work stoppages, labor unrest or higher than normal absenteeism, our business could suffer.

Many of our employees at our manufacturing locations are covered by collective bargaining agreements. While we generally have been able to renegotiate collective bargaining agreements on generally satisfactory terms, negotiations may be challenging as we must have a competitive cost structure in each market while meeting the compensation and benefits needs of our employees. If we are unable to renew collective bargaining agreements on satisfactory terms, our labor costs could increase, which could impact our financial position and results of operations. Strikes, work stoppages or other forms of labor unrest at any of our plants could impair our ability to supply products to our distributors and customers, which could reduce our sales, increase our expenses and expose us to customer claims.

Furthermore, our ability to meet product delivery commitments and labor needs while controlling labor costs is subject to numerous external factors, including, but not limited to:

- Market pressures with respect to prevailing wage rates,

- Unemployment levels,

- Health and other insurance costs,

- The impact of legislation or regulations governing labor relations, immigration, minimum wage, and healthcare benefits,

- Changing demographics,

- Availability of skilled labor, and

- Our reputation within the labor market.

We also compete with many other industries and businesses for most of our hourly production employees. An inability to provide wages and/or benefits that are competitive could adversely impact our ability to attract and retain employees. Further, changes in market compensation rates may adversely affect our labor costs.

Our expenditures for pension obligations could be materially higher than we have predicted.

We provide pension benefits to certain current and former employees. To determine our future payment obligations under the plan, certain rates of return on the plan's assets, growth rates of certain costs and participant longevity have been estimated. The proportion of fixed income and equity securities held by the plan is heavily weighted to fixed income and varies based on funding status in accordance with the plan's governing investment policy. Assumed discount rates, expected return on plan assets and participant longevity have significant effects on the amounts reported for our pension obligations and pension expenses.

The funded status of our pension plans may also be influenced by regulatory requirements, which can change unexpectedly and impose higher costs if funding levels are below certain thresholds. We may increase contributions to our pension plans to avoid or reduce these higher costs.

Significant adverse changes in credit and capital markets or changes in investments could result in discount rates or actual rates of return on plan assets being materially lower than projected and require us to increase pension contributions in future years to meet funding level requirements. Increasing life spans for plan participants may increase the estimated benefit payments and increase the amounts reported for pension obligations, pension contributions and pension expenses. If increased funding requirements are particularly significant and sustained, our overall liquidity could be materially reduced, which could cause us to reduce investments and capital expenditures, or restructure or refinance our debt, among other things.

Risks related to our international operations

Any failure to satisfy international trade laws and regulations or to otherwise comply with changes or other trade developments may adversely affect us.

Our operations require importing and exporting goods and technology among countries on a regular basis. Thus, the sale and shipment of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive trade laws and regulations. Trade laws and regulations are complex, differ by country and are enforced by a variety of government agencies. Because we are subject to extensive trade laws and regulations in the countries in which we operate, we are subject to the risk that laws and regulations could change in a manner that would expose us to additional costs, penalties or liabilities, and our policies and procedures may not always protect us from actions that would violate international trade laws and regulations. For example, certain federal legislation requires the use of American iron and steel products in certain water projects receiving certain federal appropriations. In addition, we have incurred costs to comply with these requirements, including those associated with enhancing our assembly operations and sourcing practices. As a result of the varying legal and regulatory requirements to which our cross-border activities are subject, we have not always been, and may not always be, in compliance with the trade laws and regulations in all respects. Improper actions could subject us to civil or criminal penalties, including material monetary fines, or other adverse actions, including denial of import or export privileges, and could harm our reputation and our business prospects. See Note 15. of the Notes to Consolidated Financial Statements.

If significant tariffs or other restrictions continue to be placed on foreign imports by the United States and related countermeasures are taken by impacted foreign countries, our sales and results of operations may be harmed.

If significant tariffs or other restrictions continue to be placed on foreign imports by the United States and related countermeasures are taken by impacted foreign countries, our sales and results of operations may be harmed. For example, ongoing trade tensions between the United States and China have led to a series of significant tariffs being levied on certain of our product categories. Furthermore, the Trump administration has implemented tariffs on foreign imports into the United States from all of our supplier countries, as well as on specific commodities used in our operations, such as steel, aluminum, and copper. The materials subject to these tariffs can be expected to impact our raw material costs as well. If further tariffs are imposed on a broader range of imports, or if further retaliatory trade measures are taken by China or other countries in response to additional tariffs, we may be required to raise our prices or incur additional expenses, which may result in the loss of customers and harm our operating performance, sales and earnings.

The prices of our purchased components and raw materials can be volatile.

Our operations require substantial amounts of purchased components and raw materials, such as scrap steel, sand, resin, brass ingot and steel pipe. The cost and availability of these materials are subject to economic forces largely beyond our control, including North American and international demand, inflation, foreign currency exchange rates, freight costs, tariffs, commodity speculation and other external factors, including public health crises (such as the COVID-19 pandemic) or other supply chain challenges. Inflation in material costs has occurred in 2024 and 2025 and we expect it to continue into fiscal 2026.

We may not be able to pass on all, or any, of increased costs for purchased components and raw materials to our customers or offset fully the effects of these higher costs through productivity improvements. In particular, when purchased component or raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass cost increases through to our customers on a timely basis, if at all, which would reduce our profitability and cash flows. In addition, if purchased components or raw materials are not available or not available on commercially reasonable terms, our sales, profitability and cash flows would be reduced. Our competitors may secure more reliable sources of purchased components and raw materials or they may obtain these supplies on more favorable terms than we do, which could give them a cost advantage.

Our business, operating results and financial condition may be negatively impacted by geopolitical events, including wars, terrorism, industrial accidents and other business interruptions.

Geopolitical events, international disputes, wars, terrorism, industrial accidents and other business interruptions can harm or disrupt international commerce as well as the global economy and could have a materially adverse effect on us and our customers, suppliers, logistics providers, distributors and other channel partners. The threat of terrorism and heightened security and military action in response thereto, or any other current or future acts of terrorism, wars, including the Israel-Hamas and Russia-Ukraine wars, and other events, including economic sanctions and trade restrictions, have disrupted the world's economies and may cause further disruptions that could negatively impact our business, operating results and financial condition.

Our Krausz business includes a manufacturing facility in Ariel, Israel. In response to the operational challenges created by the Israel-Hamas war, we modified our Krausz operations. Such modifications may continue to adversely impact our operating results. If the current Israel-Hamas ceasefire agreement fails, additional restrictions and other governmental actions could increase the severity of the impact on our operations in Israel and could materially adversely affect our business. A severe disruption to our business may result in significant lost sales and may require substantial recovery time and expenditures to resume operations.

Additionally, if the current Israel-Hamas ceasefire agreement fails and there is additional loss of infrastructure and utilities services, such as energy, transportation, or telecommunications, plant closures and employee concerns in our Krausz business, we could experience increased costs and other negative financial impacts. If such disruptions result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results and financial condition could be materially adversely affected.

Other risks related to our business

Our business, operations and markets, and those of our suppliers, business partners and customers, may be adversely affected by current and future outbreaks of infectious diseases or other health crises.

The COVID-19 pandemic and the resulting impact on global economies created a number of macroeconomic challenges that impacted our business, including volatility and uncertainty in business planning, disruptions in global supply chains, material, freight and labor inflation, shortages of and delays in obtaining certain materials and component parts and labor shortages.

Future outbreaks of infectious diseases may result in widespread or localized health crises that adversely affect general commercial activity and the economies and markets of the countries and localities in which we operate, sell and purchase goods and services. Any outbreak of infectious disease poses the risk that we or our employees, contractors, suppliers, customers, transportation providers and other business partners may be prevented or impaired from conducting ordinary business activities for an indefinite period of time, including self-imposed facility shutdowns to protect the health and well-being of our employees or government-mandated shutdowns. In addition, our suppliers, business partners and customers may also experience similar negative impacts. Global supply chains may be disrupted, causing shortages, which could impact our ability to manufacture or supply our products. This disruption of our employees, distributors, suppliers and customers may impact our sales and future operating results.

Item 1C.   CYBERSECURITY

Our Board of Directors maintains oversight responsibility for how we manage risk, and it charges management with assessing and mitigating that risk through the development, implementation and maintenance of our risk management processes, including our cybersecurity program. Our internal audit department, which reports to the Audit Committee, administers our enterprise risk assessment and, in coordination with our legal and compliance functions, is responsible for ongoing enterprise risk management assessments. Our internal audit department also regularly reports to the Board of Directors and its committees on risk-related issues.

The Audit Committee of the Board of Directors oversees our cybersecurity and data privacy programs and practices and consults with management regarding cybersecurity initiatives. This committee is also responsible for reviewing cyber and data security matters, including cybersecurity threats that we may face in our operations and our risk mitigation initiatives. At least twice a year, the Audit Committee receives updates on our cybersecurity and data privacy programs and practices from our Senior Vice President of Information Technology and our Senior Director of Information Security. The topics reported by the

Senior Vice President of Information Technology and our Senior Director of Information Security include updates on cybersecurity threats we face, the status of projects to strengthen our information security systems, assessments of the cybersecurity program, and the emerging threat landscape, as well as the results of any third-party assessments conducted. Our Senior Vice President of Information Technology holds an undergraduate degree in Technology Management (Manufacturing Systems), and has served in various roles in information technology for over 20 years and within Mueller for over five years. Our Senior Director of Information Security holds an undergraduate degree in Computer Engineering and has served in various roles in information security and engineering within Mueller for over 21 years.

We have two cybersecurity teams, each dedicated to a specific area. Our Information Technology Cybersecurity team focuses on corporate programs, and our Products Cybersecurity team focuses on customer-facing programs. These teams work collaboratively to implement programs designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. To facilitate the success of our cybersecurity risk management program, these teams are responsible for addressing cybersecurity threats and responding to cybersecurity incidents. Through ongoing communications with these teams, the Senior Vice President of Information Technology, the Senior Director of Information Security and the General Counsel monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the Audit Committee when appropriate. Similarly, the Audit Committee reports cybersecurity threats and incidents to the full Board of Directors as appropriate.

Risk Management and Strategy

Risk Assessment

Our cybersecurity policies, standards, processes and practices are integrated into our enterprise risk management processes and are based on a recognized framework established by the National Institute of Standards and Technology ("NIST") and combined with the Center of Internet Security ("CIS") controls framework are used to develop actionable steps for improving technical defenses and protecting against common threats. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. We have established and maintain comprehensive incident response and recovery plans that detail our planned responses to cybersecurity incidents. These plans are tested and evaluated on a regular basis. We periodically assess and test the policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning.

Independent Assessments

We engage third parties to perform assessments of our cybersecurity programs, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and the Board of Directors, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Technical Safeguards

We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including 24/7 detect and response services, network activity monitoring, phishing prevention, penetration testing and periodic IT security maturity assessments. As part of these efforts, we have engaged third-party cybersecurity providers to help deploy and monitor these safeguards and to assist in the event of a security incident or similar issue by conducting forensics reviews and assisting more broadly with the mitigation and remediation of any such event.

Third-Party Risks

We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Education and Awareness

All employees are required to complete information security awareness training upon joining the Company. Based on individual phishing test performance and job requirements, additional training may be offered or required on an as-needed basis.

Effects and Impacts of Cybersecurity Risks

As announced on October 28, 2023, we identified a cybersecurity incident impacting certain internal operations and information technology systems which adversely affected our ability to ship orders in the first quarter of fiscal 2024. All of our facilities were operational by mid-December 2023 and were returned to normalized operations. We incurred $1.5 million of expenses related to the cybersecurity incident in the first fiscal quarter of fiscal 2024. Additionally, we have invested and intend to continue to invest in strengthening our systems, cybersecurity training, policies, programs, response plans and other similar measures. As of the date of this report, except as set forth herein, we are not aware of any risks from cybersecurity threats that have materially affected us, including our business strategy, results of operations or financial condition. See "Item 1A. RISK FACTORS" - "If we do not successfully maintain our information and technology networks, including the security of those networks, our operations could be disrupted and unanticipated increases in costs and/or decreases in sales could result," "We may fail to effectively manage confidential data, which could harm our reputation, result in substantial additional costs and subject us to litigation," and "Cyberattacks and security vulnerabilities could lead to reduced sales, increased costs, liability claims, unauthorized access to customer data or harm to our reputation."

Item 2. **PROPERTIES**

Our principal properties are listed below.

Location	Activity	Square Footage	Owned or leased
Albertville, AL	Manufacturing	444,000	Owned
Ariel, Israel	Manufacturing	218,300	Leased
Ariel, Israel	Research and development	2,700	Leased
Atlanta, GA	Corporate headquarters	25,000	Leased
Atlanta, GA	Research and development	21,000	Leased
Barrie, Ontario	Distribution	50,000	Leased
Brownsville, TX	Manufacturing	50,000	Leased
Calgary, Alberta	Distribution	40,000	Leased
Chattanooga, TN	Manufacturing	525,000	Owned
Chattanooga, TN	General and administration	17,000	Leased
Chattanooga, TN	Research and development	22,000	Leased
Cleveland, NC	Manufacturing	190,000	Owned
Cleveland, TN	Manufacturing	109,500	Owned
Cleveland, TN	Distribution	100,000	Leased
Dallas, TX	Distribution	26,000	Leased
Decatur, IL	Manufacturing	467,000	Owned
Decatur, IL	Manufacturing	168,000	Owned
Emporia, KS	Distribution	63,000	Leased
Jingmen, China	Manufacturing	154,000	Owned
Kimball, TN	Manufacturing	233,000	Owned
Ocala, FL	Distribution	50,000	Leased
Ontario, CA	Distribution	73,000	Leased
Rosh Haayin, Israel	General and administration	8,400	Leased
Southampton, United Kingdom	Research and development	2,300	Leased
Toronto, Ontario	Research and development	18,000	Leased

Our locations are not managed by segment as several of our locations are not dedicated to products from only one of our two segments. We consider our facilities to be well maintained and believe we have sufficient capacity to meet our anticipated needs through 2026. Our leased properties have terms expiring at various dates through 2034.

Item 3.   **LEGAL PROCEEDINGS**

We are involved in various legal proceedings that have arisen in the normal course of operations. The effect of the outcome of these matters on our financial statements cannot be predicted with certainty as any such effect depends on the amount and timing of the resolution of such matters. Other than the litigation described elsewhere in this Annual Report, we do not believe that any of our outstanding litigation would have a material adverse effect on our business or prospects.

See "Item 1. BUSINESS - Regulatory and Environmental Matters," "Item 1A. RISK FACTORS - We are subject to stringent environmental, health and safety laws and regulations that impose significant compliance costs. Any failure to comply with these laws and regulations may adversely affect us," "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Contingencies" and Note 15. of the Notes to Consolidated Financial Statements.

PART II

Item 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is listed on the New York Stock Exchange under the trading symbol MWA.

Covenants contained in certain of the debt instruments described in Note 7. of the Notes to Consolidated Financial Statements limit our ability to declare and pay cash dividends up to a certain threshold. Future dividends will be declared at the discretion of our Board of Directors and will depend on our future earnings, financial condition and other factors.

As of September 30, 2025, there were 78 stockholders of record of our common stock. This figure does not include stockholders whose shares are held in the account of a stockbroker, bank or custodian on behalf of a stockholder or shares which are otherwise beneficially held through intermediaries.

Equity Compensation Plan Information

Information regarding our compensation plans under which equity securities are authorized for issuance is set forth in "Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS."

Sale of Unregistered Securities

We did not sell any unregistered securities within the last fiscal year.

Issuer Purchases of Equity Securities

The following table presents the number and average price of shares purchased in each fiscal month of the fourth quarter of fiscal 2025:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs [1][2]	Maximum dollar value of shares that may yet be purchased under the plans or programs (in millions)
July 1-31, 2025	—	$ —	—	$ 65.0
August 1-31, 2025	18,045	26.88	—	65.0
September 1-30, 2025	—	—	—	$ 65.0
Total	18,045	$ 26.88	—	

(1) In 2015, we announced the authorization of a stock repurchase program for up to $50.0 million of our common stock. In 2017, we announced an increase to the authorized amount of this program to $250.0 million. The program does not commit us to a particular timing or quantity of purchases, and we may suspend or discontinue the program at any time.

(2) During the three months ended September 30, 2025, we repurchased no shares of our common stock pursuant to our share repurchase authorization, and we had $65.0 million remaining under this authorization as of September 30, 2025. During the three months ended September 30, 2025, 18,045 shares were surrendered to us to pay the tax withholding obligations of participants in connections with the vesting of equity awards.

Stock Price Performance Graph

The following graph compares the Company's cumulative quarterly common stock price performance with the Russell 2000 Stock Index ("Russell 2000") and the Dow Jones U.S. Building Materials & Fixtures Index ("DJ U.S. Building Materials & Fixtures") since September 30, 2020. Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in our common stock, the Russell 2000 and the DJ U.S. Building Materials & Fixtures on the dates indicated and (ii) reinvestment of all dividends.



Item 6.   **[Reserved]**

Not applicable.

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion should be read in conjunction with the consolidated financial statements and related notes included in Item 8. "Financial Statements and Supplementary Data" of this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and other factors that may cause actual results to differ materially from those projected in any forward-looking statements, as discussed in "Disclosure Regarding Forward-Looking Statements." These risks and uncertainties include but are not limited to those set forth in "Item 1A. RISK FACTORS". This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussion of year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7. of our Annual Report on Form 10-K for the year ended September 30, 2024.

Overview

Business

We operate our business through two segments, Water Flow Solutions and Water Management Solutions. Water Flow Solutions' portfolio includes iron gate valves, specialty valves and service brass products. Water Management Solutions' portfolio includes fire hydrants, repair and installation, natural gas, metering, leak detection, as well as pressure management and control products and solutions.

In January 2025, we announced the appointment of Ms. Melissa Rasmussen as Senior Vice President and Chief Financial Officer effective March 3, 2025. On March 1, 2025, Mr. Steven S. Heinrichs transitioned from his roles as Chief Financial Officer and Chief Legal Officer to Senior Advisor and remained an advisor until September 30, 2025. In August 2025, we announced the appointment of Ms. Richelle R. Feyerherm as Chief Accounting Officer effective August 15, 2025. Ms. Feyerherm also serves as the Company's principal accounting officer. On November 6, 2025, we announced that Ms. Marietta Edmunds Zakas will retire as the Company's Chief Executive Officer and as a member of the Company's Board of Directors, effective as of February 9, 2026. In connection with Ms. Zakas' retirement, the Company's Board of Directors appointed Mr. Paul McAndrew as President and Chief Executive Officer, effective as of the Transition Date.

We estimate approximately 60% to 65% of the Company's 2025 net sales were associated with the repair and replacement of municipal water infrastructure, approximately 25% to 30% were related to residential construction activity and approximately 10% were related to natural gas utilities and industrial applications.

After experiencing challenges resulting from the COVID-19 pandemic and subsequent supply disruptions in years 2020 through 2023, the seasonality of our business has since returned to more normalized levels, supported by municipal spending on repair and replacement projects and new residential construction activity. According to the United States Department of Labor, the trailing twelve-month average consumer price index for water and sewerage rates as of September 30, 2025 increased 4.6%. Total housing starts in fiscal 2025 decreased 1.1% as compared with fiscal 2024, according to the United States Census Bureau, which included a 5.2% decrease in single family housing starts as compared with fiscal 2024.

Recent Developments

In October 2023, the Israel-Hamas war caused a temporary shutdown in our facility in Ariel, Israel. While we reopened the facility in November 2023, the war caused supply chain challenges that hindered our ability to most efficiently manufacture our products produced in Israel. While the facility was adversely impacted by this event, we have mitigated operational risk by expanding our suppliers and improving throughput in order to increase production levels and to meet customer delivery times. While net sales levels have returned to pre-war levels, margin expansion was further hindered by newly implemented tariffs on products manufactured in Israel and imported into the United States.

While newly implemented tariffs are adversely impacting several product lines, Repair and Specialty Valve product lines are bearing most of the higher costs. In response to tariffs that went into effect in the second half of fiscal 2025, we implemented additional pricing actions, which are expected to mostly offset tariff costs in dollar terms but will result in tariff-related impacts being dilutive to margins. As the tariffs remain uncertain and volatile, we will continue to monitor the situation and take appropriate actions to address inflationary and other cost pressures.

At the end of the first quarter, we ceased melting and casting operations at our legacy brass foundry and transitioned production to our state-of-the-art foundry. We expect this transition will improve operational efficiency and enable us to better serve our service brass customers. As part of Mueller's overall strategy, we will continue investing in our foundries to expand capacity, increase manufacturing efficiencies and strategically position ourselves as the demand for domestic product is expected to increase given the uncertainty in the current geopolitical and tariff environment.

Outlook

For fiscal year 2026, we anticipate that consolidated net sales will increase between 1.4% and 2.8% as compared with fiscal 2025. The external operating environment remains uncertain as we face changes in government policies, including possible disruptions to global supply chains resulting from such changes, the interest rate and tariff environment, as well as geopolitical conditions and labor and material inflation and availability. We expect these challenges to continue into fiscal 2026. We continue to anticipate resilient demand associated with the municipal repair and replacement end market driven by the aging water infrastructure and increasing water rates, moderated by budgetary and operational pressures on municipalities. We anticipate that new residential construction activity and new lot and land development will be relatively constrained by the uncertainty in the economy, affordability concerns and interest rate environment, depending on the geographic region.

Our orders and shipments in 2025 reflected a more typical operating environment compared with the high backlog environment we experienced during and after the COVID-19 pandemic. For fiscal 2026, we assume that we will continue to experience a more normalized operating environment leading to normalized seasonality for consolidated net sales. Therefore, we anticipate quarterly consolidated net sales as a percentage of fiscal year 2026 consolidated net sales to be the highest in the third quarter and lowest in the first quarter, with a sequential increase in consolidated net sales in the second quarter as the construction season ramps up for the Spring. For fiscal 2026, we anticipate that inflation will continue to modestly impact manufacturing costs, primarily due to wage inflation, as well as raw materials and purchased parts. In addition, higher direct tariff costs of approximately 3% of costs of goods sold are expected to continue to contribute to inflationary pressures in 2026. While pricing actions were taken in 2025 in response to new tariffs, we will continue to monitor the market and economic conditions impacting our business and take appropriate actions to address inflationary and other cost pressures by implementing price increases, cost containment measures and supplier management measures, among other actions.

Results of Operations

Year Ended September 30, 2025 Compared to Year Ended September 30, 2024

	Year ended September 30, 2025			
	Water Flow Solutions	Water Management Solutions	Corporate	Consolidated
	(in millions)			
Net sales	$ 824.9	$ 604.8	$ —	$ 1,429.7
Gross profit	296.3	220.4	—	516.7
Operating expenses:				
Selling, general and administrative	90.3	96.9	60.1	247.3
Strategic reorganization and other charges	1.0	0.7	7.1	8.8
Total operating expenses	91.3	97.6	67.2	256.1
Operating income (loss)	$ 205.0	$ 122.8	$ (67.2)	260.6
Pension benefit other than service				(0.2)
Interest expense, net				6.6
Income before income taxes				254.2
Income tax expense				62.5
Net income				$ 191.7

	Year ended September 30, 2024			
	Water Flow Solutions	Water Management Solutions	Corporate	Consolidated
	(in millions)			
Net sales	$ 755.5	$ 559.2	$ —	$ 1,314.7
Gross profit	271.9	187.1	—	459.0
Operating expenses:				
Selling, general and administrative	92.5	95.0	57.7	245.2
Strategic reorganization and other charges	0.2	1.8	13.8	15.8
Goodwill impairment	—	16.3	—	16.3
Total operating expenses	92.7	113.1	71.5	277.3
Operating income (loss)	$ 179.2	$ 74.0	$ (71.5)	181.7
Pension expense other than service				4.0
Interest expense, net				12.7
Other expense				1.6
Income before income taxes				163.4
Income tax expense				47.5
Net income				$ 115.9

Consolidated Analysis

Net sales for 2025 were $1,429.7 million as compared with $1,314.7 million in the prior year, an increase of $115.0 million or 8.7%, primarily as a result of higher sales volumes and higher prices across most product lines.

Gross profit for 2025 was $516.7 million as compared with $459.0 million in the prior year, an increase of $57.7 million or 12.6%, primarily a result of higher volumes across most product lines, favorable pricing, and benefits from manufacturing performance efficiencies, partially offset by approximately 3% inflation and increased tariffs. Manufacturing performance was negatively impacted by a $4.1 million write-down of inventory and other assets associated with our legacy brass foundry in Decatur, Illinois. Gross margin increased to 36.1% in 2025 as compared with 34.9% in the prior year.

Selling, general and administrative expenses ("SG&A") for 2025 were $247.3 million as compared with $245.2 million in the prior year, an increase of $2.1 million or 0.9%, primarily due to inflation of approximately 3%, unfavorable foreign currency fluctuations, higher personnel-related expenses, including incentive-based compensation, and increased third-party fees. These increases were largely offset by lower intangible amortization, engineering costs, and bad debt expense. As a percentage of net sales, SG&A decreased 140 basis points to 17.3% of net sales from 18.7% in the prior year.

Strategic reorganization and other charges for 2025 of $8.8 million primarily consisted of expenses associated with our leadership transition, certain transaction-related expenses, severance and $1.0 million related to non-cash asset impairment. Strategic reorganization and other charges for 2024 of $15.8 million primarily consisted of expenses associated with our leadership transition, certain transaction-related expenses, $1.8 million related to non-cash asset impairment, expenses associated with the cybersecurity incidents and severance.

During the year ended September 30, 2025, there was no goodwill impairment charge recorded. For the year ended September 30, 2024, a $16.3 million non-cash goodwill impairment charge was recorded within the Water Management Solutions Segment.

Interest expense, net for 2025 was $6.6 million as compared with $12.7 million in the prior year, a decrease of $6.1 million or 48.0%, primarily as a result of higher interest income. The components of interest expense, net are provided below:

	Year ended September 30,	
	2025	2024
	(in millions)	
4.0% Senior Notes	$ 18.0	$ 18.0
Deferred financing costs amortization	1.0	1.0
ABL Agreement	0.8	0.9
Capitalized interest	(0.5)	(0.1)
Other interest expense	0.7	1.7
Total interest expense	20.0	21.5
Interest income	(13.4)	(8.8)
Total interest expense, net	$ 6.6	$ 12.7

In 2025, there was no Other expense and, in 2024, there was $1.6 million Other expense for the release of an indemnification receivable related to an expired uncertain tax position.

Income tax expense of $62.5 million in 2025 resulted in an effective income tax rate of 24.6%, which was lower than the 29.1% rate in the prior year primarily as a result of certain non-deductible items recognized in 2024, including a non-cash goodwill impairment charge that did not reoccur in 2025, as well as changes in the valuation allowance related to certain state tax credits and foreign operating losses, tax benefits related to stock compensation, and higher foreign tax rate benefits.

Segment Analysis

Water Flow Solutions

Net sales for 2025 were $824.9 million as compared with $755.5 million in the prior year, an increase of $69.4 million or 9.2%, primarily as a result of higher sales volumes in iron gate valves and specialty products as well as higher pricing across most of Water Flow Solutions' product lines.

Gross profit for 2025 was $296.3 million as compared with $271.9 million in the prior year, an increase of $24.4 million or 9.0%, primarily as a result of higher volumes in iron gate valves and specialty products, higher pricing and benefits from manufacturing efficiencies, partially offset by approximately 4% inflation and increased tariffs. Gross margin decreased slightly to 35.9% in 2025, as compared with 36.0% in the prior year primarily due to the negative impact of a $4.1 million write-down of inventory and other assets associated with the closure of our legacy brass foundry in Decatur, Illinois.

SG&A for 2025 was $90.3 million as compared with $92.5 million in the prior year, a decrease of $2.2 million or 2.4%, primarily as a result of lower intangible amortization, partially offset by higher personnel-related expenses, including incentive-based compensation, approximately 3% inflation, and higher third-party fees. SG&A as a percentage of net sales was 10.9% and 12.2% for 2025 and 2024, respectively.

Water Management Solutions

Net sales for 2025 were $604.8 million as compared with $559.2 million in the prior year, an increase of $45.6 million or 8.2%, primarily as a result of higher sales volumes in hydrants and repair and installation products as well as higher pricing across most of Water Management Solutions' product lines.

Gross profit for 2025 was $220.4 million as compared with $187.1 million in the prior year, an increase of $33.3 million or 17.8%, primarily as a result of higher pricing, benefits from manufacturing performance efficiencies, and higher volumes, which were partially offset by increased tariffs and 2% inflation. Gross margin was 36.4% in 2025 and 33.5% in 2024.

SG&A for 2025 was $96.9 million as compared with $95.0 million in the prior year, an increase of $1.9 million or 2.0% primarily due to unfavorable foreign currency fluctuation, inflation of approximately 3%, higher personnel-related expenses, including incentive-based compensation, and third-party fees, largely offset by lower intangible amortization, engineering costs and bad debt expense. SG&A as a percentage of net sales was 16.0% for 2025 and 17.0% in the prior year.

During the year ended September 30, 2025, there was no goodwill impairment charge recorded. For the year ended September 30, 2024, Water Management Solutions incurred a non-cash goodwill impairment charge of $16.3 million.

Corporate

SG&A for 2025 was $60.1 million as compared with $57.7 million in the prior year, an increase of $2.4 million or 4.2% primarily as a result of approximately 3% inflation, higher insurance expense, and unfavorable foreign currency fluctuation.

Liquidity and Capital Resources

As of September 30, 2025, we had cash and cash equivalents of $431.5 million and approximately $163.7 million of additional borrowing capacity under our asset-based lending arrangement (the "ABL"). Undistributed earnings from our subsidiaries in Israel, Canada and China are considered to be permanently reinvested outside of the United States. As of September 30, 2025, cash and cash equivalents included $84.3 million, $14.0 million, and $8.8 million in Israel, Canada, and China, respectively.

Historically, we have funded our liquidity requirements through cash flows from operating activities, borrowings under our credit facilities, and working capital management activities. Our primary historical cash requirements have been for working capital, capital expenditures, income tax payments, and contractual obligations, which primarily consist of required long-term debt and related interest payments and commitments under non-cancellable operating lease agreements. When appropriate, the Company may utilize liquidity towards debt service requirements, including voluntary debt prepayments, as well as repurchases of common stock or other securities, based on excess cash flows. The most significant components of our operating assets and liabilities are inventories, accounts receivable, prepaid expenses and other assets, accounts payable, and other payables and accrued expenses. We closely monitor various items related to cash flow including, but not limited to, cash receipts, cash disbursements, payment terms and discounts. We continue to be focused on these items in addition to other key measures we use to determine how our consolidated business and operating segments are performing.

We believe that cash on hand, cash expected to be generated from operations and the availability of borrowings under our ABL will be sufficient to fund our working capital requirements, liquidity obligations, anticipated capital expenditures, income tax payments and payments due under our existing debt for the next 12 months and thereafter for the foreseeable future. However, our ability to make these payments will depend largely on our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. Depending on our liquidity levels, conditions in the capital markets and other factors, we may from time to time consider the prepayment, refinancing or issuance of debt, issuance of equity or other securities, the proceeds of which could provide additional liquidity for our operations, as well as modifications to our debt structure or business acquisitions.

Share Repurchase Program

Our stock repurchase program allows us to repurchase up to $250.0 million of our common stock. The program does not commit us to any particular timing or quantity of purchases, and we may suspend or discontinue the program at any time. We repurchased 591,553 and 636,789 shares of our common stock in 2025 and 2024, respectively.

We repurchased $15.0 million of our outstanding common stock during the fiscal year ended September 30, 2025 and had $65.0 million remaining under our share repurchase authorization as of September 30, 2025.

ABL Agreement

Our ABL is provided by a syndicate of banking institutions and consists of a revolving credit facility of $175.0 million in borrowing capacity that matures the earlier of (a) March 16, 2029, which is ninety-one days prior to the stated maturity date of our 4.0% Senior Notes if the Notes are still outstanding on that date or (b) March 28, 2029. The ABL includes the ability to borrow up to $25.0 million of swing line loans and up to $60.0 million of letters of credit. The ABL permits us to increase the size of the credit facility by an additional $150.0 million in certain circumstances subject to adequate borrowing base availability.

Borrowings under the ABL bear interest at a floating rate equal to Secured Overnight Financing Rate ('SOFR") plus an adjustment of 10 basis points and an applicable margin range of 150 to 175 basis points, or a base rate, as defined in the ABL, plus an applicable margin of 50 to 75 basis points. As of September 30, 2025, the applicable margin was 150 basis points for SOFR-based loans and 50 basis points for base rate loans.

The ABL is subject to mandatory prepayments if total outstanding borrowings under the ABL are greater than the aggregate commitments under the revolving credit facility or if we dispose of overdue accounts receivable in certain circumstances. The borrowing base under the ABL is equal to the sum of (a) 85% of the value of eligible accounts receivable and (b) the lesser of (i) 70% of the value of eligible inventory or (ii) 85% of the net orderly liquidation value of eligible inventory, less certain reserves. Prepayments can be made at any time without penalty.

The ABL contains customary terms and conditions as well as various affirmative, negative and financial covenants that, among other things, may restrict the ability of us and our subsidiaries to pay dividends or repurchase stock.

Substantially all of our United States subsidiaries are borrowers under the ABL and are jointly and severally liable for any outstanding borrowings. Our obligations under the ABL are secured by a first-priority perfected lien on all of our United States inventory, accounts receivable, certain cash balances and other supporting assets.

The ABL includes a commitment fee for any unused borrowing capacity of 37.5 basis points per annum when the unused capacity is above 50% of the credit commitments, with a step down to 25.0 basis points per annum when unused capacity is less than or equal to 50% of the credit commitments. As of September 30, 2025, the commitment fee was 37.5 basis points.

Borrowings are not subject to any financial maintenance covenants unless excess availability is less than the greater of $17.5 million and 10% of the Loan Cap as defined in the ABL. Excess availability based on September 30, 2025 data was $163.7 million, as reduced by $11.1 million of outstanding letters of credit and $0.2 million of accrued fees and expenses.

We were in compliance with all required covenants as of September 30, 2025.

4.0% Senior Unsecured Notes

On May 28, 2021, we privately issued $450.0 million of 4.0% Senior Unsecured Notes ("4.0% Senior Notes"), which mature on June 15, 2029 and bear interest at 4.0%, paid semi-annually in June and December. We capitalized $5.5 million of financing costs, which are being amortized over the term of the 4.0% Senior Notes using the effective interest method. Proceeds from the 4.0% Senior Notes, along with cash on hand, were used to redeem previously existing notes. Substantially all of our U.S. subsidiaries guarantee the 4.0% Senior Notes, which are subordinate to borrowings under our ABL. Based on quoted market prices the outstanding 4.0% Senior Notes had a fair value of $434.1 million as of September 30, 2025.

An indenture governing the 4.0% Senior Notes ("Indenture") contains customary covenants and events of default, including covenants that limit our ability to incur certain debt and liens. We were in compliance with all required covenants as of September 30, 2025. There are no financial maintenance covenants associated with the Indenture.

We may redeem some or all of the 4.0% Senior Notes at any time after June 15, 2024, at specified redemption prices. Upon a Change of Control (as defined in the Indenture), we would be required to offer to purchase the 4.0% Senior Notes at a price equal to 101% of the outstanding principal amount if there is a Ratings Decline (as defined in the Indenture).

Credit Ratings

Our corporate credit rating and the credit ratings for our debt and outlook are presented below:

| | Moody's | | Standard & Poor's | |
| | September 30, | | September 30, | |
	2025	2024	2025	2024
Corporate credit rating	Ba1	Ba1	BB	BB
ABL Agreement	Not rated	Not rated	Not rated	Not rated
4.0% Senior Notes	Ba1	Ba1	BB	BB
Outlook	Stable	Stable	Positive	Stable

These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agencies.

Net Cash Flows Provided by Operating Activities

Net cash flows provided by operating activities for the fiscal year ended September 30, 2025 decreased $19.5 million to $219.3 million, from $238.8 million for the fiscal year ended September 30, 2024. Net cash flows provided by operating activities was lower over the comparable periods primarily a result of a $67.7 million change in working capital and other assets and liabilities and a decrease of $27.6 million in non-cash reconciling items, largely offset by an increase in net income of $75.8 million.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities for the fiscal year ended September 30, 2025 decreased $0.1 million to $47.1 million, from $47.2 million for the fiscal year ended September 30, 2024. Capital expenditures were generally consistent year over year.

Net Cash Flows Used in Financing Activities

Net cash flows used in financing activities for the fiscal year ended September 30, 2025 increased $12.3 million to $58.3 million, from $46.0 million for the fiscal year ended September 30, 2024. The increase in fiscal year ended September 30, 2025 primarily relates to an additional $5.0 million of shares repurchased under the share repurchase program, $3.0 million in less cash provided by common stock issuances, additional employee taxes related to stock-based compensation of $2.8 million and $2.0 million incremental dividends paid during the year.

Material Cash Requirements

We enter into a variety of contractual obligations as part of our normal operations in addition to capital expenditures. As of September 30, 2025, we have (i) debt obligations related to our $450.0 million 4.0% Senior Notes which mature in 2029 and include cash interest payments of $18.0 million in 2026 annually through 2029; (ii) cumulative cash obligations of $32.8 million for operating leases through 2034 and $4.7 million for finance leases through 2030; and (iii) purchase obligations for raw materials and other purchased parts of $128.3 million and $1.1 million which we expect to incur during 2026 and 2027, respectively. Additionally, we expect to invest to strengthen our information technology systems, cybersecurity training, policies, programs, response plans and other similar measures. We expect to fund these cash requirements from cash on hand and cash generated from operations.

We estimate 2026 capital expenditures will be between $60.0 million and $65.0 million. We intend to increase capital investments in our facilities to expand production capacity and enhance operational capabilities, including investment in our two iron foundries.

We declared a quarterly dividend of $0.070 per common share on October 23, 2025, payable on or about November 20, 2025 to holders of record as of November 10, 2025, which will result in a $10.9 million cash outlay.

Effect of Inflation

We experience changing price levels primarily related to purchased components and raw materials. During our fiscal year 2025, we experienced approximately 3% inflation as compared with our fiscal year 2024 for these inventory items. We anticipate inflation in raw and other material costs in 2026, including on purchased components, which is likely to have an adverse effect on our margins to the extent we are unable to pass on such higher costs to our customers. During fiscal year 2025, we experienced approximately 3% labor cost inflation, which is generally consistent with fiscal year 2024.

Seasonality

Parts of our business depend upon construction activity, which is seasonal in many areas as a result of the impact of cold weather conditions on construction. Net sales and operating income have historically been lowest in the first and second quarters ending December 31 and March 31, respectively, when the northern United States and most of Canada generally face weather conditions that restrict significant construction activity. See "Item 1A. RISK FACTORS - Seasonal demand for certain of our products and services may adversely affect our financial results."

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses and related disclosure of contingent assets and liabilities. These estimates are based upon experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates. We consider an accounting estimate to be critical if changes in the estimate that are reasonably likely to occur over time or the use of reasonably different estimates could have a material impact on our financial condition or results of operations. Our critical accounting estimates include the below items.

Inventories, net

We record inventories at standard cost or estimated net realizable value. Standard cost reasonably approximates cost determined on the first-in, first-out basis. Inventory cost includes an overhead component that can be affected by levels of production and actual costs incurred. We evaluate the need to record adjustments for impairment of inventory at least quarterly. This evaluation includes such factors as anticipated usage, inventory levels and ultimate product sales value. If in our judgment persuasive evidence exists that the net realizable value of inventory is lower than its cost, the inventory value is written down to its estimated net realizable value. Significant judgments regarding future events and market conditions are made when estimating net realizable value.

Accounting for the Impairment of Goodwill and Indefinite-lived Intangible Assets

We test goodwill and indefinite-lived intangible assets for impairment annually or more frequently if events or circumstances indicate possible impairment. We perform this annual impairment testing on September 1, using standard valuation methodologies and rates that we consider to be reasonable and appropriate.

We evaluate goodwill for impairment using a quantitative analysis. The carrying value of the reporting unit, including goodwill, is compared with the estimated fair value of the reporting unit utilizing a combination of the income and market approach as applicable. The income approach is based on projected debt-free cash flow which is discounted to the present value using discount rates that consider the timing and risk of the cash flows. The market approach is based on the guideline public company method, which uses market multiples to value our reporting units.

The income approach is dependent on management's best estimates of future operating results, including forecasted sales, earnings before interest, taxes, depreciation and amortization ("EBITDA") margins and the selection of discount rates. There are inherent uncertainties related to the assumptions used and to management's application of these assumptions.

We test our trade name indefinite-lived intangible assets for impairment using a "royalty savings method," which is a variation of the discounted cash flow method. This method estimates a fair value by calculating an estimated discounted future cash flow stream from the hypothetical licensing of the indefinite-lived intangible assets. If this estimated fair value exceeds the carrying value, no impairment is indicated. Conversely, if the estimated fair value is less than the carrying value, impairment is indicated. This analysis is dependent on management's best estimates of future operating results and the selection of reasonable discount rates and hypothetical royalty rates.

We performed our annual impairment testing as of September 1, 2025. The results of the testing indicated that the fair value exceeded the carrying value of our reporting unit that includes goodwill. As such, no impairment charge was recorded. Our determination of the estimated fair value was based on our concluded value using a combination of the income and market approach. Additionally, we performed our annual impairment testing of indefinite-lived intangible assets as of September 1, 2025 and concluded no impairment charges should be recorded.

Warranty Cost

We accrue for warranty expenses that may include customer costs of repair and/or replacement, including labor, materials, equipment, freight and overhead costs. We accrue for the estimated cost of product warranties at the time of sale. Warranty cost estimates are revised throughout applicable warranty periods as better information becomes available. Critical factors in our analyses include warranty terms, specific claim situations, historical incurred and projected failure rates, the nature of product failures, product and labor costs, and general business conditions. These estimates are inherently uncertain as they are based on historical data. If warranty claims are made in the current period for issues that have not historically been the subject of warranty claims and were not taken into consideration in establishing the accrual or if claims for issues already considered in establishing the accrual exceed expectations, warranty expense may exceed the accrual for that particular product. Additionally, a significant increase in costs to repair or replace could require additional warranty expense. We monitor and analyze our warranty experience and costs periodically and revise our warranty accrual as necessary. However, as we cannot predict actual future claims, the potential exists for the difference in any one reporting period to be material.

Contingencies

We are involved in litigation, investigations and claims arising in the normal course of business. We estimate and accrue liabilities resulting from such matters based on a variety of factors, including outstanding legal claims and proposed settlements; assessments by legal counsel of pending or threatened litigation; and assessments of potential environmental liabilities and remediation costs. We believe we have adequately accrued for these potential liabilities; however, facts and circumstances may change and could cause the actual liability to exceed estimates, or may require adjustments to the recorded liability balances in the future. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change as a result of such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes. For more information on these and other contingencies, see Note 15. of the Notes to Consolidated Financial Statements. See also "Item 1. BUSINESS - Regulatory and Environmental Matters," "Item 1A. RISK FACTORS."

Workers' Compensation, Defined Benefit Pension Plans, Environmental and Other Long-term Liabilities

We are obligated for various liabilities that ultimately will be determined over what could be very long future time periods, including workers' compensation, defined benefit pension plan and environmental liabilities. We established the recorded liabilities for such items as of September 30, 2025 using estimates for when such amounts will be paid and what the amounts of such payments will be. These estimates are subject to change based on numerous factors including, among others, claim development, regulatory changes, technology changes, the investment performance of related assets, longevity of participants, the discount rate used and changes to plan designs.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various market risks, including potential losses arising from adverse changes in market prices and rates, such as various commodity prices and foreign exchange rates. We manage our exposures to these market risks through internally established policies and procedures, and when appropriate, through the use of foreign exchange contracts. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Our primary financial instruments are cash and cash equivalents. This includes cash in banks and highly rated, liquid money market investments. We believe these instruments are not subject to material potential near-term losses in future earnings from reasonably possible near-term changes in market rates or prices.

Commodity Price Risk

Our products are made using various purchased components and several basic raw materials, including brass ingot, scrap steel, sand and resin. We expect prices for these items to fluctuate based on marketplace demand. Our product margins and level of profitability may fluctuate depending on our ability to sufficiently pass increases in purchased component and raw material costs on to our customers. To manage commodity price risks, we monitor commodity price fluctuations and may adjust our selling prices accordingly or implement certain supplier pricing agreements. In 2025, we experienced approximately 3% inflation compared to 2024. See "Item 1A. RISK FACTORS - The prices of our purchased components and raw materials can be volatile."

Currency Risk

Our principal assets, liabilities and operations outside the United States are in Israel, Canada and China. Foreign reporting entities are remeasured into local currencies with the effect reflected in the consolidated statements of operations. Assets and liabilities are translated into United States dollars at currency exchange rates in effect at the end of each period, with the effect of such translation reflected in other comprehensive income (loss). Our stockholders' equity will fluctuate depending upon the weakening or strengthening of the United States dollar against these non-United States currencies. Net sales and expenses of these subsidiaries are translated into United States dollars at the average relevant foreign currency exchange rate during the period. We may, in future periods, use derivative instruments to hedge a portion of our foreign currency exchange rate risk.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Reports of Independent Registered Public Accounting Firm, Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements that are filed as part of this Annual Report are listed under "Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES" and are set forth beginning on page F-1.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, those officers have concluded that, as of September 30, 2025, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of September 30, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (2013 framework). After doing so, management concluded that, as of September 30, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of September 30, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report.

Item 9B. OTHER INFORMATION

(a) Not applicable.

(b) Rule 10b5-1 Trading Plans

Our Section 16 officers and directors, as defined in Rule 16a-1(f) of the Exchange Act, may from time to time enter into plans for the purchase or sale of our common stock that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act. During the quarter ended September 30, 2025, the following officer adopted a "Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K of the Exchange Act):

Mr. Steven S. Heinrichs, the Company's former Chief Financial Officer and Chief Legal and Compliance Officer, adopted a written trading plan on September 9, 2025. The trading plan begins on December 4, 2025, and ends on February 24, 2026. The trading plan is intended to satisfy the affirmative defense conditions of the Exchange Act Rule 10b5-1(c) and permits Mr. Heinrichs to sell up to 27,384 shares of common stock of the Company, subject to certain conditions.

This trading plan was adopted during an open trading window.

No other Section 16 officer or director, as defined in Rule 16a-1(f) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K, during the three months ended September 30, 2025.

Item 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

Item 10.   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The name and position as of November 19, 2025 and age of each of our executive officers and directors as of September 30, 2025 are presented below:

Name	Age	Position
Marietta Edmunds Zakas	66	Chief Executive Officer
Paul McAndrew	51	President and Chief Operating Officer
Melissa Rasmussen	48	Senior Vice President and Chief Financial Officer
Chason A. Carroll	50	Senior Vice President, General Counsel and Corporate Secretary
Scott P. Floyd	56	Senior Vice President, Sales and Marketing
Darin Harvey	56	Senior Vice President, Operations and Supply Chain
Todd P. Helms	58	Senior Vice President and Chief Human Resources Officer
Richelle R. Feyerherm	53	Vice President, Chief Accounting Officer and Corporate Controller
Stephen C. Van Arsdell	75	Non-Executive Chair of the Board of Directors
Christian A. Garcia	62	Director
Thomas J. Hansen	76	Director
Brian C. Healy	54	Director
Christine Ortiz	54	Director
Jeffery S. Sharritts	57	Director
Bentina Chisolm Terry	55	Director
Leland G. Weaver	45	Director

Marietta Edmunds Zakas has served as our Chief Executive Officer since May 2024. She served as President and Chief Executive Officer from August 2023 to May 2024, as Executive Vice President and Chief Financial Officer from January 2018 to August 2023 and as Senior Vice President, Strategy, Corporate Development and Communications from November 2006 to December 2017. She also served as the interim head of Human Resources from January 2016 to December 2017. Previously, Ms. Zakas held various positions at Russell Corporation, an athletic apparel, footwear and equipment company, culminating in her role as Corporate Vice President, Chief of Staff, Business Development and Treasurer. From 1993 to 2000, she served as Corporate Vice President, Director of Investor Relations, and Corporate Secretary for Equifax Inc. Ms. Zakas began her career as an investment banker at Morgan Stanley. She earned a Bachelor of Arts degree with honors from Randolph-Macon Woman's College (now known as Randolph College), a Master of Business Administration degree from the University of Virginia Darden School of Business and a Juris Doctor from the University of Virginia School of Law. Ms. Zakas is a director of BlueLinx Holdings Inc. and is a former director of Atlantic Capital Bank and Atlantic Capital Bancshares.

Paul McAndrew has served as our President and Chief Operating Officer since May 2024. He served as Executive Vice President and Chief Operating Officer from August 2023 to May 2024 and as Senior Vice President of Global Operations and Supply Chain from November 2022 to August 2023. Previously, Mr. McAndrew served as Vice President and General Manager of Professional Tools in the Commercial and Residential Solutions business with Emerson Electric Co. from April 2017 to November 2022. Prior to that, he held various operating roles at Kautex Textron GmbH & Co. KG from June 2002 to April 2017, culminating in his role as Vice President. Mr. McAndrew earned a Bachelor of Science degree from Cardiff University.

Melissa Rasmussen has served as the Company's Senior Vice President and Chief Financial Officer since March 2025. Before joining Mueller, she was the Chief Financial Officer of National Vision Holdings, Inc., an optical retail company, from January 2023 to March 2025 and Chief Accounting Officer from August 2019 to January 2023. Prior to this, Ms. Rasmussen held various financial management roles of increasing responsibility at Lexmark International, Inc. from 1998 to 2019, culminating in her service as Lexmark International's Global Corporate Controller. Throughout her 25-year career, she has gained significant financial and operational experience through various roles, including in mergers and acquisitions, capital market transactions, financial planning and analysis, international operations, investor relations and systems implementation. Ms. Rasmussen earned a Bachelor of Science in Accounting from the University of Kentucky and is a Certified Public Accountant.

Chason A. Carroll has served as our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since March 2025. He served as Senior Vice President, General Counsel and Corporate Secretary from January 2024 to March 2025, as Vice President, General Counsel and Corporate Secretary from August 2023 to January 2024, as Vice President, Deputy General Counsel and Assistant Secretary from January 2019 to August 2023 and as Senior Assistant General Counsel from March 2013 to January 2019. Prior to joining us, Mr. Carroll held various positions at Atlanticus Holdings Corporation and Motorola Inc. and engaged in the private practice of law with Taylor English Duma LLP. Mr. Carroll earned a Bachelor of Electrical Engineering degree and a Master of Electrical Engineering degree from Georgia Institute of Technology and a Juris Doctor degree from Georgia State University.

Scott P. Floyd has served as our Senior Vice President, Sales and Marketing since March 2024. He served as Senior Vice President, Water Flow Solutions from October 2021 to March 2024, as Senior Vice President, Infrastructure from June 2020 to September 2021, as Vice President and General Manager - Specialty Valves from February 2019 to May 2020, as Plant Manager of our Cleveland, Tennessee facility from October 2007 to February 2019, as Plant Manager of our Brownsville, Texas facility from March 2016 to February 2019, and as Operations Manager of our Cleveland, Tennessee facility from September 1998 to October 2007.

Darin Harvey has served as our Senior Vice President, Operations and Supply Chain since September 2025. He previously served as Executive Vice President of Supply Chain and Manufacturing Operations at Advanced Drainage Systems, Inc. from October 2018 to August 2025, Vice President, Supply Chain and Manufacturing at Forum Energy Technologies, Inc. from November 2014 to October 2018, and Vice President of Integrated Supply Chain at Honeywell International Inc. from July 2010 to December 2014. Mr. Harvey earned a Bachelor of Science degree from Florida State University and a Master of Business Administration degree from the University of Tennessee, Knoxville.

Todd P. Helms has served as our Senior Vice President and Chief Human Resources Officer since February 2020. Previously, Mr. Helms held the position of Executive Vice President and Chief Human Resource Officer at Synovus Financial Corporation and as Senior Vice President, Human Resources at Genuine Parts Company. Mr. Helms earned a Bachelor of Science degree from King College, a Bachelor of Mechanical Engineering degree from Georgia Institute of Technology and a Master of Business Administration degree from Ohio University.

Richelle R. Feyerherm has served as our Vice President, Chief Accounting Officer and Corporate Controller since August 2025. She served as Vice President, Operations Controller from November 2019 to August 2025. Prior to joining Mueller, Ms. Feyerherm served as a Financial Officer of the Water Products division of Lonza Group, Ltd. from October 2011 to February 2019. Ms. Feyerherm earned her Bachelor of Science degree from the State University of New York and is a certified public accountant.

Stephen C. Van Arsdell has been a member of our Board of Directors since July 2019 and has served as our Non-Executive Chair since February 2024. Mr. Van Arsdell is a former senior partner of Deloitte LLP, where he served as Chairman and Chief Executive Officer of Deloitte & Touche LLP from 2010-2012 and as Deputy Chief Executive Officer from 2009-2010. He also served as a member of Deloitte's board of directors from 2003-2009, during which time he held the position of Vice-Chair. Mr. Van Arsdell has served as a member of the board of directors of Old National Bancorp since February 2022 and was a member of the audit committee of Brown Brothers Harriman from 2015 to March 2025. Mr. Van Arsdell previously served as a director of First Midwest Bancorp, Inc. from 2017 to February 2022. Mr. Van Arsdell earned both a Bachelor of Science degree in Accounting and a Master of Accounting Science degree from the University of Illinois. He is a certified public accountant.

Christian A. Garcia has been a member of our Board of Directors since August 2024. Prior to his appointment as a member of the Board, Mr. Garcia was a Board observer from March 2024 to August 2024. Mr. Garcia formerly served as Executive Vice President and Chief Financial Officer from 2020 to 2023 at BrandSafway, a provider of industrial services solutions to commercial, industrial, and infrastructure markets. From January 2020 to August 2020, Mr. Garcia served as the Executive Vice President and Chief Financial Officer of Weatherford International, a publicly listed oil services company. From 2016 to 2019, Mr. Garcia served as Executive Vice President and Chief Financial Officer of Visteon Corporation, a publicly listed provider of automotive cockpit electronics. Previously, Mr. Garcia served as acting Chief Financial Officer of Halliburton Company, where he progressed through a variety of leadership positions including Chief Accounting Officer, Treasurer and Senior Vice President of Investor Relations. Mr. Garcia has served as a Director at Tetra Technologies, Inc. since May 2023 and Bausch Health Companies Inc. since May 2024. He served as a Director of Dana Incorporated from January 2025 to June 2025 and of Keane Group, Inc. from May 2017 to October 2019. Mr. Garcia earned a Bachelor of Science degree in business economics from the University of the Philippines and a Master of Science degree in management from Purdue University.

Thomas J. Hansen has been a member of our Board of Directors since October 2011. Until 2012, Mr. Hansen served as the Executive Vice President and Vice Chairman of Illinois Tool Works Inc. ("ITW"), a manufacturer of fasteners and components, consumable systems and a variety of specialty products and equipment. He joined ITW in 1980 as sales and marketing manager of the Shakeproof Industrial Products businesses. From 1998 until May 2006, Mr. Hansen served as Executive Vice President of ITW. Mr. Hansen earned a Bachelor of Science degree in marketing from Northern Illinois University and a Master of Business Administration degree from Governors State University.

Brian C. Healy has been a member of our Board of Directors since February 2024. Prior to his election as a member of the Board, Mr. Healy was a Board observer from November 2023 to February 2024. Mr. Healy is a lecturer of finance at the University of Virginia McIntire School of Commerce. He previously served as Managing Director and Co-Head of Mergers and Acquisitions in the Americas at Morgan Stanley and was a member of the Investment Banking Management Committee from 2019 to 2023. Mr. Healy also held various leadership roles at Morgan Stanley, including Global Chief Operating Officer of Investment Banking and Head of Firm Strategy and Execution. He serves as a Board Member of Children's Aid and Family Services of New Jersey. Mr. Healy earned his Bachelor of Science in Commerce from the University of Virginia and a Master of Business Administration degree with a concentration in finance from the University of Chicago.

Christine Ortiz has been a member of our Board of Directors since November 2018. Dr. Ortiz is the Morris Cohen Professor of Materials Science and Engineering at the Massachusetts Institute of Technology and Director of the MIT Technology and Policy Program. The author of more than 200 scholarly publications, she has supervised research projects across multiple academic disciplines, received 30 national and international honors, including the Presidential Early Career Award in Science and Engineering awarded to her by President George W. Bush, and served as the Dean for Graduate Education at Massachusetts Institute of Technology from 2010 to 2016. She is also the founder of an innovative, nonprofit, higher education institution, Station1. Dr. Ortiz has served as a director of Enovis Corporation since 2022. She earned a Bachelor of Science degree from Rensselaer Polytechnic Institute and a Master of Science degree and a Doctor of Philosophy degree from Cornell University, each in the field of materials science and engineering.

Jeffery S. Sharritts has been a member of our Board of Directors since March 2021. Mr. Sharritts served as Executive Vice President and Chief Customer and Partner Officer at Cisco from May 2022 to July 2024. During his nearly 24-year tenure at Cisco, Mr. Sharritts held several executive sales roles, including Senior Vice President of the Americas from 2018 to 2022 and Senior Vice President, U.S. Commercial Sales from 2014 to 2018. Mr. Sharritts holds Advisory Board Member positions with the Georgia Chamber of Commerce and Metro Atlanta Chamber of Commerce. Mr. Sharritts earned a Bachelor of Science degree in Business Administration from The Ohio State University.

Bentina Chisolm Terry has been a member of our Board of Directors since February 2025. Prior to her election as a member of the Board, Ms. Terry was a Board Observer from December 2024 to February 2025. Ms. Terry is the President and Chief Executive Officer of Southern Linc and Southern Telecom, subsidiaries of Southern Company, a provider of LTE wireless and dark fiber networks and services to Southern Company electric utilities and external customers. She began her career in the Southern Company system in 2001, holding a number of senior leadership roles in many areas of the business, including Senior Vice President of Customer Strategy and Solutions from 2021 to 2024 and Senior Vice President, Regional External Affairs & Community Engagement from 2017 to 2021 at Southern Company subsidiary Georgia Power Company. Ms. Terry earned a Bachelor of Arts degree from North Carolina State University and a Juris Doctor degree from the University of Michigan.

Leland G. Weaver has been a member of our Board of Directors since February 2025. Prior to his election as a member of the Board, Mr. Weaver was a Board Observer from December 2024 to February 2025. Mr. Weaver formerly served as the President of DuPont Water & Protection, a segment of DuPont de Nemours, Inc., a global leader in science and technology, from September 2021 to February 2025. He began his career with DuPont in 2003, holding various leadership roles including Vice President of Investor Relations from 2019 to 2021 and Vice President of Americas Commercial, Mobility & Materials from 2016 to 2019. Mr. Weaver earned a Bachelor of Science degree from the University of Alabama and a Master of Business Administration degree from the University of Pennsylvania.

Additional Information

The other information required by this item, as well as information relating to compliance with Section 16(a) of the Exchange Act, is incorporated herein by reference to the "Elections of Directors" "Ratification of Appointment of Registered Public Accounting Firm" and "Delinquent Section 16(a) Reports" sections of our definitive proxy statement to be issued in connection with the 2026 Annual Meeting of Stockholders.

Our website address is *www.muellerwaterproducts.com*. You may read and print our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and any amendments to those reports via the investor relations section of our website free of charge. These reports are available on our website soon after we file them with or furnish them to the SEC. These reports should also be available through the SEC's website at *www.sec.gov*.

We have adopted a written code of conduct that applies to all directors, officers and employees, including a separate code that applies only to our principal executive officer and senior financial officers in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder. Our Code of Business Conduct and Ethics is filed as Exhibit 14.1 to this annual report on Form 10-K and is also available in the corporate governance section of our website. In the event that we make changes in, or provide waivers from, the provisions of this Code of Business Conduct and Ethics for which SEC disclosure is required, we will make such disclosure in the corporate governance section of our website.

We have adopted corporate governance guidelines. The guidelines and the charters of our Board of Directors' committees are available in the corporate governance section of our website. Copies of the Code of Business Conduct and Ethics, corporate governance guidelines and Board of Director committee charters are also available in print upon written request to the Corporate Secretary, Mueller Water Products, Inc., 1200 Abernathy Road N.E., Suite 1200, Atlanta, GA 30328.

We have adopted an insider trading policy that governs the purchase, sale and/or other dispositions of our securities by directors, officers and employees, as well as the Company, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the New York Stock Exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this annual report on Form 10-K.

Item 11.   **EXECUTIVE COMPENSATION**

The information required by this item will be contained in our definitive proxy statement issued in connection with our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

Except for the information set forth below and the information set forth in "Part II, Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES," the information required by this item will be contained in our definitive proxy statement issued in connection with our 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

We have two compensation plans under which our equity securities are authorized for issuance: (1) The Mueller Water Products, Inc. Second Amended and Restated 2006 Employee Stock Purchase Plan ("ESPP Plan"); and (2) The Mueller Water Products, Inc. Third Amended and Restated 2006 Stock Incentive Plan ("2006 Plan"), as amended.

The following table sets forth certain information relating to these equity compensation plans as of September 30, 2025:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders:			
2006 Plan	1,968,966 [1]	$ 15.89 [2]	6,740,076 [3]
ESPP Plan	20,845	—	3,499,685 [4]
Total	1,989,811		10,239,761

(1)   Consists of the maximum number of shares that could be earned upon exercise or vesting of outstanding stock-based awards granted under the 2006 Plan. This includes 706,428 shares associated with share-settled performance units that may or may not be earned, depending on Company performance or stock market performance, as described in Note 10. of the Notes to the Consolidated Financial Statements.

(2)   Weighted-average exercise price of 908,204 options.

(3)   The number of securities available for issuance under the 2006 Plan is 23,800,000 shares.

(4)   The number of securities available for issuance under the ESPP Plan is 7,600,000 shares.

Item 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this item is incorporated herein by reference to the "Election of Directors" section of our definitive proxy statement to be issued in connection with our 2026 Annual Meeting of Stockholders.

Item 14.   **PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this item is incorporated herein by reference to the "Fees and Services of the Independent Registered Public Accounting Firm" section of our definitive proxy statement to be issued in connection with our 2026 Annual Meeting of Stockholders.

PART IV

Item 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) Financial Statements

Index to financial statements	Page number
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-1
Consolidated Balance Sheets as of September 30, 2025 and 2024	F-4
Consolidated Statements of Operations for the years ended September 30, 2025, 2024 and 2023	F-5
Consolidated Statements of Comprehensive Income for the years ended September 30, 2025, 2024 and 2023	F-6
Consolidated Statements of Equity for the years ended September 30, 2025, 2024 and 2023	F-7
Consolidated Statements of Cash Flows for the years ended September 30, 2025, 2024 and 2023	F-8
Notes to Consolidated Financial Statements as of and for the three years ended September 30, 2025, 2024 and 2023	F-9

(b) Financial Statement Schedules

The information required by Schedule II is included in the Notes to Consolidated Financial Statements. All other schedules required by Item 15(b) are not applicable or not required.

(c) Exhibits

Exhibit no.	Document
2.1	Agreement and Plan of Merger dated as of June 17, 2005 among Mueller Water Products, Inc., Walter Industries, Inc., JW MergerCo, Inc. and DLJ Merchant Banking II, Inc., as stockholders' representative. Incorporated by reference to Exhibit 2.1 to Mueller Water Products, Inc. Form 8-K (File no. 333-116590) filed on June 21, 2005.
2.2	Letter Agreement dated as of February 23, 2006 between Walter Industries, Inc. and Mueller Water Products, Inc. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 333-131521) filed on February 27, 2006.
	Agreement and Plan of Merger, dated as of January 31, 2006, by and among Mueller Holding Company, Inc., Mueller Water Products, LLC and Mueller Water Products Co-Issuer, Inc. Incorporated by reference to Exhibit 2.1 Mueller Water Products, Inc. Form 8-K (File no. 333-116590) filed on February 3, 2006.
2.4	Purchase Agreement dated as of January 6, 2017, by and among OEP Pioneer LLC, OEP Pioneer (Canada) Holdings Corp., Mueller Co. LLC, Anvil International, LLC and Mueller Water Products, Inc. Incorporated by reference to Exhibit 2.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on January 10, 2017.
3.1	Third Amended and Restated Bylaws of Mueller Water Products, Inc. Incorporated by reference to Exhibit 3.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on May 1, 2025.
3.2	Second Restated Certificate of Incorporation of Mueller Water Products, Inc. Incorporated by reference to Exhibit 3.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on January 25, 2012.
4.1	Indenture, dated as of May 28, 2021, between Mueller Water Products, Inc., the Guarantors and Wells Fargo Bank, National Association, as trustee. Incorporated by reference to Exhibit 4.1 to Mueller Water Products, Inc. Form 8-K (File no.001-32892) filed on June 1, 2021.
4.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934. Incorporated by reference to Exhibit 4.2 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 19, 2020).
10.2	Income Tax Allocation Agreement by and among Walter Industries, Inc., the Walter Affiliates (as defined therein), Mueller Water Products, Inc. and the Mueller Affiliates (as defined therein). Incorporated by reference to Exhibit 10.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on May 30, 2006.
10.3.1+	Mueller Water Products, Inc. Third Amended and Restated 2006 Stock Incentive Plan. Incorporated by reference to Exhibit C to Mueller Water Products, Inc. Form DEF 14A (File no. 001-32892) filed on December 18, 2024.

Exhibit no.	Document
10.4.2+	Mueller Water Products, Inc. Form of Notice of Stock Option Grant. Incorporated by reference to Exhibit 10.4.2 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 26, 2014.
10.6.1+	Mueller Water Products, Inc. Second Amended and Restated 2006 Employee Stock Purchase Plan. Incorporated by reference to Exhibit B to Mueller Water Products, Inc. Form DEF 14A (File no. 001-32892) filed on December 18, 2024.
10.8+	Form of Mueller Water Products, Inc. Director Indemnification Agreement. Incorporated by reference to Exhibit 99.2 to Mueller Water Products, Inc. 8-K (File no. 001-32892) filed on October 31, 2008.
10.9+	Executive Incentive Plan of Mueller Water Products, Inc. Incorporated by reference to Exhibit 10.6 to Mueller Water Products, Inc. 8-K (File no. 001-32892) filed on May 30, 2006.
10.10+	Mueller Water Products, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 99.3 to Mueller Water Products, Inc. 8-K (File no. 001-32892) filed on October 31, 2008.
10.11.2+	Amended and Restated Mueller Water Products, Inc. Supplemental Defined Contribution Plan, effective as of January 1, 2009. Incorporated by reference to Exhibit 10.13.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on February 9, 2009.
10.14	Joint Litigation Agreement dated December 14, 2006 between Walter Industries, Inc. and Mueller Water Products, Inc. Incorporated by reference to Exhibit 10.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 19, 2006.
10.16+	Form of Amendment to Executive Employment Agreement. Incorporated by reference to Exhibit 99.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on February 6, 2009.
10.17.1+	Mueller Water Products, Inc. Amended and Restated 2010 Management Incentive Plan. Incorporated by reference to Exhibit B to Mueller Water Products, Inc. Form DEF 14A (File no. 001-32892) filed on January 15, 2016.
10.19	Credit Agreement, dated August 26, 2010, among Mueller Water Products, Inc. and the borrowing subsidiaries named on the signature pages thereto, each as a Borrower, certain financial institutions, as Lenders, JPMorgan Chase Bank, N.A., as Syndication Agent, Wells Fargo Bank, National Association and SunTrust Bank, as Co-Documentation Agents, Bank of America, N.A. as Administrative Agent and Banc of America Securities LLC and J.P. Morgan Securities Inc., as Joint Lead Arrangers and Joint Bookrunners. Incorporated by reference to Exhibit 10.23 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on August 27, 2010.
10.19.1	First Amendment to Credit Agreement, dated December 18, 2012. Incorporated by reference to Exhibit 10.20.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 19, 2012.
10.19.2	Second Amendment to Credit Agreement, dated November 25, 2014. Incorporated by reference to Exhibit 10.19.2 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 26, 2014.
10.19.3	Third Amendment to Credit Agreement, dated July 12, 2016. Incorporated by reference to Exhibit 10.19.3 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on August 8, 2016.
10.19.4	Fourth Amendment to Credit Agreement, dated January 6, 2017. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on January 10, 2017.
10.19.5	Fifth Amendment to Credit Agreement, dated July 30, 2020. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on August 6, 2020.
10.19.6	Sixth Amendment to Credit Agreement, dated April 5, 2023. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on May 9, 2023.
10.19.7	Seventh Amendment to Credit Agreement, dated March 28, 2024. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on May 7, 2024.
10.19.8	Limited Waiver Agreement to Credit Agreement, Dated December 11, 2023. Incorporated by reference to Exhibit 10.19.7 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.19.9	Notice of Early Termination of Waiver Period, dated February 6, 2024. Incorporated by reference to Exhibit 10.2 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 9, 2024.
10.21	Purchase Agreement, dated March 7, 2012, among Mueller Water Products, Inc., Mueller Group, LLC and USP Holdings Inc. Incorporated by reference to Exhibit 2.3 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on March 8, 2012.
10.29+	Employment Agreement, dated September 15, 2008, as amended, between Mueller Water Products Inc. and Marietta Edmunds Zakas. Incorporated by reference to Exhibit 10.28 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 22, 2016.

Exhibit no.	Document
10.29.2+	Fourth Amendment, dated December 27, 2017, to Employment Agreement, dated September 15, 2008, as amended, between Mueller Water Products Inc. and Marietta Edmunds Zakas. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 28, 2017.
10.29.3+	Executive Change-in-Control Severance Agreement, dated September 30, 2019 by and between Mueller Water Products Inc. and Marietta Edmunds Zakas. Incorporated by reference to Exhibit 10.29.4 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 19, 2020).
10.29.4+	Letter Agreement, dated August 21, 2023, by and between Mueller Water Products Inc. and Marietta Edmunds Zakas. Incorporated by reference to Exhibit 10.29.4 to Mueller Water Products, Inc. Form 10-K (File no, 001-32892) filed on December 14, 2023.
10.29.5+	Transition Grant Award Agreement, dated August 24, 2023, by and between Mueller Water Products, Inc. and Marietta Edmunds Zakas. Incorporated by reference to Exhibit 10.29.5 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.29.6+	Letter Agreement, dated December 9, 2024, by and between Mueller Water Products, Inc. and Marietta Edmunds Zakas. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on December 11, 2024.
10.29.7+	Transition Agreement, dated November 6, 2025, by and between Mueller Water Products, Inc. and Marietta E. Zakas. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File No. 001-32892) filed on November 6, 2025.
10.30.2+	Transition and Separation Agreement, dated August 21, 2023, by and between Mueller Water Products, Inc. and J. Scott Hall. Incorporated by reference to Exhibit 10.30.2 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.31+	Employment Agreement, dated July 18, 2018, by and between Mueller Water Products Inc. and Steven S. Heinrichs. Incorporated by reference to Exhibit 10.31 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 21, 2018.
10.31.2+	Executive Change-in-Control Severance Agreement, dated September 30, 2019 by and between Mueller Water Products and Steven S. Heinrichs. Incorporated by reference to Exhibit 10.30.2 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 19, 2020).
10.31.3+	Letter Agreement, dated August 21, 2023, by and between Mueller Water Products, Inc. and Steven S. Heinrichs. Incorporated by reference to Exhibit 10.31.3 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.31.4+	Transition Grant Award Agreement, dated August 24, 2023, by and between Mueller Water Products, Inc. and Steven S. Heinrichs. Incorporated by reference to Exhibit 10.31.4 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.31.5+	Letter Agreement, dated September 5, 2024, by and between Mueller Water Products, Inc. and Steven S. Heinrichs. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on September 5, 2024.
10.31.6+	Letter Agreement, dated November 6, 2025, by and between Mueller Water Products, Inc. and Paul McAndrew. Incorporated by reference to Exhibit 10.2 to Mueller Water Products, Inc. Form 8-K (File no. 001-32982) filed on November 6, 2025.
10.32+	Mueller Water Products, Inc. Form of Performance Restricted Stock Unit Award Agreement (awards granted through fiscal 2022). Incorporated by reference to Exhibit 10.32 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 19, 2021.
10.32.1+	Mueller Water Products, Inc. Form of Performance Restricted Stock Unit Award Agreement - Market Units (awards granted for fiscal 2023). Incorporated by reference to Exhibit 10.32.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 20, 2024.
10.32.2+	Mueller Water Products, Inc. Form of Performance Restricted Stock Unit Award Agreement - Market Units (awards granted after fiscal 2023). Incorporated by reference to Exhibit 10.32.2 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 20, 2024.
10.32.3+	Mueller Water Products, Inc. Form of Performance Restricted Stock Unit Award Agreement - ROIC Units (awards granted for fiscal 2023). Incorporated by reference to Exhibit 10.32.3 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 20, 2024.
10.32.4+	Mueller Water Products, Inc. Form of Performance Restricted Stock Unit Award Agreement - ROIC Units (awards granted after fiscal 2023). Incorporated by reference to Exhibit 10.32.4 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 20, 2024.

Exhibit no.	Document
10.32.5+	Mueller Water Products, Inc. Form of Performance Restricted Stock Unit Award Agreement - Market Units (awards granted after fiscal 2024). Incorporated by reference to Exhibit 10.4 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 5, 2025.
10.32.6+	Mueller Water Products, Inc. Form of Performance Restricted Stock Unit Awards Agreement - ROIC Units (awards granted after fiscal 2024). Incorporated by reference to Exhibit 10.5 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 5, 2025.
10.33+	Mueller Water Products, Inc. Form of Restricted Stock Unit Award Agreement (awards granted through fiscal 2023). Incorporated by reference to Exhibit 10.33 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 19, 2021.
10.33.1+	Mueller Water Products, Inc. Form of Restricted Stock Unit Award Agreement (awards granted after fiscal 2023). Incorporated by reference to Exhibit 10.33.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 20, 2024.
10.33.2+	Mueller Water Products, Inc. Form of Restricted Stock Unit Award Agreement (awards granted after fiscal 2024). Incorporated by reference to Exhibit 10.6 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 5, 2025.
10.34+	Mueller Water Products, Inc. Form of Stock Option Grant Award Agreement (awards granted through fiscal 2023). Incorporated by reference to Exhibit 10.34 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 19, 2021.
10.34.1+	Mueller Water Products, Inc. Form of Stock Option Grant Award Agreement (awards granted after fiscal 2023). Incorporated by reference to Exhibit 10.34.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 20, 2024.
10.34.2+	Mueller Water Products, Inc. Form of Stock Option Grant Awards Agreement (awards granted after fiscal 2024). Incorporated by reference to Exhibit 10.7 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 5, 2025.
10.36.1+	Letter Agreement, dated August 21, 2023, by and between Mueller Water Products, Inc. and Paul McAndrew. Incorporated by reference to Exhibit 10.36.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.36.2+	Employment Agreement, dated August 21, 2023, by and between Mueller Water Products, Inc. and Paul McAndrew. Incorporated by reference to Exhibit 10.36.2 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.36.3+	Transition Grant Award Agreement, dated August 24, 2023, by and between Mueller Water Products, Inc. and Paul McAndrew. Incorporated by reference to Exhibit 10.36.3 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.36.4+	Executive Change-in-Control Severance Agreement, dated August 21, 2023, by and between Mueller Water Products, Inc. and Paul McAndrew. Incorporated by reference to Exhibit 10.36.4 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.36.5+	Letter Agreement dated May 6, 2024, by and between Mueller Water Products, Inc, and Paul McAndrew. Incorporated by reference to Exhibit 10.3 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on May 7, 2024.
10.37+	Mueller Water Products, Inc. Form of Retention Award Agreement. Incorporated by reference to Exhibit 10.37 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
10.38+	Offer Letter, dated January 9, 2025, by and between Mueller Water Products, Inc. and Melissa Rasmussen. Incorporated by reference to Exhibit 10.1 to Mueller Water Products, Inc. Form 8-K (File no. 001-32892) filed on January 16, 2025.
10.39+	Mueller Water Products, Inc. Executive Severance Plan. Incorporated by reference to exhibit 10.3 to Mueller Water Products, Inc. Form 10-Q (File no. 001-32892) filed on February 5, 2025.
14.1+	Code of Business Conduct and Ethics for Mueller Water Products, Inc. Incorporated by reference to Exhibit 14.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) files on December 14, 2023.
19.1	Mueller Water Products, Inc. Insider Trading Policy. Incorporated by reference to Exhibit 19.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on November 20, 2024.
21.1*	Subsidiaries of Mueller Water Products, Inc.
23.1*	Consent of Independent Registered Accounting Firm.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit no.	Document
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Mueller Water Products, Inc. Incentive Compensation Recovery Policy. Incorporated by reference to Exhibit 97.1 to Mueller Water Products, Inc. Form 10-K (File no. 001-32892) filed on December 14, 2023.
101*	The following financial information from the Annual Report on Form 10-K for the year ended September 30, 2025, formatted in XBRL (Extensible Business Reporting Language), (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+   Management compensatory plan, contract or arrangement

*   Filed or furnished, as applicable, with this Annual Report

<center>SIGNATURES</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025

<center>MUELLER WATER PRODUCTS, INC.</center>

By: /s/ Marietta Edmunds Zakas

        Name: Marietta Edmunds Zakas

        Title: *Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marietta Edmunds Zakas Marietta Edmunds Zakas	Chief Executive Officer	November 19, 2025
/s/ Melissa Rasmussen Melissa Rasmussen	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 19, 2025
/s/ Richelle Feyerherm Richelle Feyerherm	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 19, 2025
/s/ Stephen C. Van Arsdell Stephen C. Van Arsdell	Non-Executive Chair of the Board of Directors	November 19, 2025
/s/ Christian A. Garcia Christian A. Garcia	Director	November 19, 2025
/s/ Thomas J. Hansen Thomas J. Hansen	Director	November 19, 2025
/s/ Brian C. Healy Brian C. Healy	Director	November 19, 2025
/s/ Christine Ortiz Christine Ortiz	Director	November 19, 2025
/s/ Jeffery S. Sharritts Jeffery S. Sharritts	Director	November 19, 2025
/s/ Bentina Chisolm Terry Bentina Chisolm Terry	Director	November 19, 2025
/s/ Leland G. Weaver Leland G. Weaver	Director	November 19, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mueller Water Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mueller Water Products, Inc. and subsidiaries (the Company) as of September 30, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill

Description of the Matter	As of September 30, 2025, the Company's goodwill balance was $89.2 million and relates to a reporting unit within the Water Management Solutions segment. As described in Note 5 to the consolidated financial statements, goodwill is tested for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performed its annual impairment test of goodwill and determined the reporting unit fair value using the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach.
	Auditing management's estimate of the reporting unit fair value using the discounted cash flow method was complex due to the significant estimation involved in determining the fair value of the reporting unit. In particular, the fair value was sensitive to certain assumptions used by management to develop the projected financial information, including the forecasted earnings before interest, depreciation and amortization (EBITDA) margins. This significant assumption is forward-looking and could be affected by future industry, market and economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over review of the fair value of the reporting unit. This included testing controls over management's review of the significant assumption described above.
	To test the estimated fair value of the reporting unit, we performed audit procedures that included, among others, assessing the methodologies used to estimate fair value, testing the significant assumption used to develop the fair value estimate, and testing the underlying data used by the Company in its analysis for completeness and accuracy. For example, we evaluated management's forecasted EBITDA margins used in the fair value estimate by comparing the assumption to historical results and available market information. We also involved our valuation specialists to evaluate the valuation methodologies utilized. In addition, we performed a sensitivity analysis on the forecasted EBITDA margins to evaluate the potential change in the fair value of the reporting unit that would result from changes in this assumption.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.

Atlanta, Georgia
November 19, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mueller Water Products, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Mueller Water Products, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mueller Water Products, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes and our report dated November 19, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
November 19, 2025

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,		
	2025		**2024**
	(in millions, except share amounts)		
Assets:			
Cash and cash equivalents	$	431.5	$	309.9
Receivables, net of allowance for credit losses of $3.6 million and $8.3 million		211.9		208.9
Inventories, net		328.7		301.7
Other current assets		56.8		37.9
Total current assets		1,028.9		858.4
Property, plant and equipment, net		335.7		318.8
Intangible assets, net		307.3		309.7
Goodwill, net		89.2		80.7
Other noncurrent assets		77.8		68.3
Total assets	$	1,838.9	$	1,635.9
Liabilities and stockholders' equity:			
Current portion of long-term debt	$	1.2	$	0.8
Accounts payable		134.4		109.9
Other current liabilities		154.7		147.3
Total current liabilities		290.3		258.0
Long-term debt		450.4		448.7
Deferred income taxes		51.0		55.4
Other noncurrent liabilities		65.5		63.7
Total liabilities		857.2		825.8
Commitments and contingencies (Note 15.)			
Preferred stock: par value $0.01 per share; 60,000,000 shares authorized, none outstanding as of September 30, 2025 and 2024		—		—
Common stock: par value $0.01 per share; 600,000,000 shares authorized; 156,331,004 and 156,227,170 shares outstanding as of September 30, 2025 and 2024, respectively		1.6		1.6
Additional paid-in capital		1,158.9		1,205.2
Accumulated deficit		(174.2)		(365.9)
Accumulated other comprehensive loss		(4.6)		(30.8)
Total stockholders' equity		981.7		810.1
Total liabilities and stockholders' equity	$	1,838.9	$	1,635.9

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,		
	2025	2024	2023
	(in millions, except per share amounts)		
Net sales	$ 1,429.7	$ 1,314.7	$ 1,275.7
Cost of sales	913.0	855.7	896.2
Gross profit	516.7	459.0	379.5
Operating expenses:			
Selling, general and administrative	247.3	245.2	241.9
Strategic reorganization and other charges	8.8	15.8	10.2
Goodwill impairment	—	16.3	—
Total operating expenses	256.1	277.3	252.1
Operating income	260.6	181.7	127.4
Pension (benefit) expense other than service	(0.2)	4.0	3.7
Interest expense, net	6.6	12.7	14.7
Other expense	—	1.6	—
Income before income taxes	254.2	163.4	109.0
Income tax expense	62.5	47.5	23.5
Net income	$ 191.7	$ 115.9	$ 85.5
Net income per basic share	$ 1.23	$ 0.74	$ 0.55
Net income per diluted share	$ 1.22	$ 0.74	$ 0.55
Weighted average shares outstanding:			
Basic	156.4	155.9	156.3
Diluted	157.5	156.9	156.8
Dividends declared per share	$ 0.268	$ 0.256	$ 0.244

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended September 30,					
	2025		**2024**		**2023**	
	(in millions)					
Net income	$	191.7	$	115.9	$	85.5
Other comprehensive income (loss), net of income tax:						
Pension actuarial amortization		4.8		8.8		7.8
Foreign currency translation		21.4		9.1		(11.9)
Total other comprehensive income (loss)		26.2		17.9		(4.1)
Total comprehensive income	$	217.9	$	133.8	$	81.4

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total
			(in millions)		
Balance as of September 30, 2022	$ 1.6	$ 1,279.6	$ (567.3)	$ (44.6)	$ 669.3
Net income	—	—	85.5	—	85.5
Dividends declared	—	(38.1)	—	—	(38.1)
Stock-based compensation	—	8.5	—	—	8.5
Shares retained for employee taxes	—	(2.3)	—	—	(2.3)
Common stock issued	—	2.7	—	—	2.7
Stock repurchased under buyback program	—	(10.0)	—	—	(10.0)
Other comprehensive loss, net of tax	—	—	—	(4.1)	(4.1)
Balance as of September 30, 2023	1.6	1,240.4	(481.8)	(48.7)	711.5
Net income	—	—	115.9	—	115.9
Dividends declared	—	(39.9)	—	—	(39.9)
Stock-based compensation	—	9.0	—	—	9.0
Shares retained for employee taxes	—	(2.0)	—	—	(2.0)
Common stock issued	—	7.7	—	—	7.7
Stock repurchased under buyback program	—	(10.0)	—	—	(10.0)
Other comprehensive income, net of tax	—	—	—	17.9	17.9
Balance as of September 30, 2024	1.6	1,205.2	(365.9)	(30.8)	810.1
Net income	—	—	191.7	—	191.7
Dividends declared	—	(41.9)	—	—	(41.9)
Stock-based compensation	—	10.7	—	—	10.7
Shares retained for employee taxes	—	(4.8)	—	—	(4.8)
Common stock issued	—	4.7	—	—	4.7
Stock repurchased under buyback program	—	(15.0)	—	—	(15.0)
Other comprehensive income, net of tax	—	—	—	26.2	26.2
Balance as of September 30, 2025	$ 1.6	$ 1,158.9	$ (174.2)	$ (4.6)	$ 981.7

The accompanying notes are an integral part of the consolidated financial statements.

MUELLER WATER PRODUCTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
	2025	2024	2023
	(in millions)		
Operating activities:			
Net income	$ 191.7	$ 115.9	$ 85.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	39.7	39.1	34.4
Amortization	7.2	27.1	28.1
Goodwill impairment	—	16.3	—
Non-cash asset impairment	1.0	1.8	—
(Gain) loss on sale of assets	(0.2)	0.5	(4.0)
Stock-based compensation	10.7	9.0	8.5
Pension cost	0.5	4.6	4.4
Deferred income taxes	(7.0)	(21.5)	(14.4)
Inventory reserves provision	2.0	4.5	0.4
Other, net	0.9	1.0	0.9
Changes in assets and liabilities:			
Receivables, net	(2.4)	8.4	10.9
Inventories	(27.3)	(8.0)	(19.9)
Other assets	(20.0)	(7.7)	(3.3)
Accounts payable	17.5	6.8	(19.7)
Other current liabilities	4.2	31.7	(2.0)
Other noncurrent liabilities	0.8	9.3	(0.8)
Net cash provided by operating activities	219.3	238.8	109.0
Investing activities:			
Capital expenditures	(47.3)	(47.4)	(47.6)
Proceeds from sales of assets	0.2	0.2	5.5
Net cash used in investing activities	(47.1)	(47.2)	(42.1)
Financing activities:			
Dividends paid	(41.9)	(39.9)	(38.1)
Stock repurchased under buyback program	(15.0)	(10.0)	(10.0)
Employee taxes related to stock-based compensation	(4.8)	(2.0)	(2.3)
Common stock issued	4.7	7.7	2.7
Debt issuance costs	—	(0.9)	—
Payments for finance lease obligations	(1.3)	(0.9)	(1.1)
Net cash used in financing activities	(58.3)	(46.0)	(48.8)
Effect of currency exchange rate changes on cash	7.7	4.0	(4.3)
Net change in cash and cash equivalents	121.6	149.6	13.8
Cash and cash equivalents at beginning of year	309.9	160.3	146.5
Cash and cash equivalents at end of year	$ 431.5	$ 309.9	$ 160.3

The accompanying notes are an integral part of the consolidated financial statements.

Supplemental cash flow information:					
Cash paid for interest, net	$	5.5	$	10.0	$	15.1
Cash paid for income taxes, net	$	69.1	$	74.4	$	37.7
Non-cash investing and financing activities:					
Property, plant and equipment accrued and unpaid	$	8.8	$	—	$	—
Property, plant and equipment acquired through finance leases	$	2.8	$	2.3	$	0.9

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. **Organization**

Mueller Water Products, Inc., a Delaware corporation, together with its consolidated subsidiaries, operates in two business segments: Water Flow Solutions and Water Management Solutions. Water Flow Solutions' portfolio includes iron gate valves, specialty valves and service brass products. Water Management Solutions' portfolio includes fire hydrants, repair and installation, natural gas, metering, leak detection, as well as pressure management and control products and solutions. The "Company," "we," "us" and "our" refer to Mueller Water Products, Inc. and its subsidiaries. With regard to the Company's segments, "we," "us" and "our" may also refer to the segment being discussed.

We have approximately 3,500 employees globally, of which approximately 42% of our United States workers are covered by collective bargaining agreements.

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require us to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities for the reporting periods. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated.

Unless the context indicates otherwise, whenever we refer to a particular year, we mean our fiscal year ended or ending September 30 in that particular calendar year.

New Markets Tax Credit Program. On December 22, 2020, we entered into a financing transaction with Wells Fargo Community Investment Holdings, LLC ("Wells Fargo") related to our brass foundry construction project in Decatur, Illinois under a qualified New Markets Tax Credit program ("NMTC"). The NMTC is a federal program intended to encourage capital investment in qualified lower income communities. Under the NMTC, investors claim federal income tax credits over a period of seven years in connection with qualified investments in the equity of community development entities ("CDE"s), which are privately managed investment institutions that are certified to make qualified low-income community investments, such as in our foundry project.

Under the NMTC, Wells Fargo contributed capital of $4.8 million to an investment fund and we loaned $12.2 million to the fund. Wells Fargo is entitled to the associated tax credits, which are subject to 100% recapture if we do not comply with various regulations and contractual provisions surrounding the foundry project. We have indemnified Wells Fargo for any loss or recapture of tax credits related to the transaction until the seven-year period elapses. We do not anticipate any credit recaptures will be required in connection with this arrangement.

The investment fund contributed $16.5 million cash for a 99.99% stake in a joint venture ("Sub-CDE") with a CDE. The Sub-CDE then loaned $16.2 million to us, with the use of the loan proceeds restricted to foundry project expenditures. This transaction also includes a put/call provision under which we may be obligated or entitled to repurchase Wells Fargo's interest in the investment fund. We believe that Wells Fargo will exercise its put option in December 2027 for nominal consideration, resulting in our becoming the sole owner of the investment fund, cancelling the related loans, and recognizing an estimated gain of $3.9 million.

We determined that the investment fund and the Sub-CDE are variable interest entities ("VIEs") and that we are the primary beneficiary of the VIEs. The ongoing activities of the VIEs, namely collecting and remitting interest and fees and administering NMTC compliance, were contemplated in the initial design of the transaction and are not expected to significantly affect economic performance throughout the life of the VIEs. Additionally, we are obligated to deliver tax benefits and provide various other guarantees to Wells Fargo and to absorb the losses of the VIEs. Wells Fargo does not have a material interest in the underlying economics of the project. Consequently, we have included the financial statements of the VIEs in our consolidated financial statements.

Intercompany transactions between us and the VIEs have been eliminated in consolidation. Wells Fargo's contribution to the investment fund is consolidated in our financial statements within Other noncurrent liabilities as a result of its redemption features.

Direct costs associated with Wells Fargo's capital contribution were netted against the recorded proceeds, resulting in a net cash contribution of $3.9 million. Other direct costs associated with the transaction were capitalized and are being recognized as interest expense over the seven-year tax credit period. Incremental costs to maintain the structure during the compliance period are expensed as incurred and were immaterial to the consolidated financial statements.

Note 2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments with maturities of 90 days or less when purchased are classified as cash equivalents. Where there is no right of offset against cash balances, outstanding checks are included in Accounts payable.

Receivables, net. Receivables are amounts due from customers. To reduce credit risk, credit investigations are generally performed prior to accepting orders from new customers and, when necessary, we require letters of credit, bonds or other instruments to ensure payment.

We present trade receivables net of expected customer discounts and an allowance for credit losses. Our consolidated statements of operations include the expected credit losses either arising or changing during the period for our receivables. In the period in which we determine a receivable will not be collected, in whole or in part, we write-off the uncollectible amount against the allowance. Our judgments of expected credit losses are based on prior collection experience, customer creditworthiness, other current conditions, and forecasts of economic trends which may affect the collectability of the receivables. Differences in actual rather than expected industry or economic conditions could impact our customers' ability to pay resulting in actual credit losses differing from the amounts included in the allowance and such differences could be significant.

The following table summarizes information concerning our allowance for credit losses:

	2025		2024		2023
	(in millions)				
Balance at beginning of year	$ 8.3	$	7.3	$	5.6
Provision charged to expense	0.2		2.7		1.9
Write-offs and other	(4.9)		(1.7)		(0.2)
Balance at end of year	$ 3.6	$	8.3	$	7.3

Inventories, net. Inventories are recorded at the lower of first-in, first-out method cost or estimated net realizable value. We evaluate our inventory in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels and ultimate product sales value. Inventory cost includes an overhead component that is affected by levels of production and actual costs incurred. We periodically evaluate the effects of production levels and costs capitalized as part of Inventories, net.

The following table summarizes information concerning our inventory valuation reserves:

	2025		2024		2023
	(in millions)				
Balance at beginning of year	$ 21.4	$	16.8	$	16.5
Provision charged to expense	11.9		13.3		3.8
Inventory disposed	(9.9)		(8.7)		(3.5)
Balance at end of year	$ 23.4	$	21.4	$	16.8

Maintenance and Repair Supplies and Tooling. Maintenance and repair supplies and tooling is included in Other current assets and Other noncurrent assets. Costs for perishable tools and maintenance items are expensed when put into service. Costs for more durable items are amortized over their estimated useful lives, ranging from 3 to 10 years.

Property, Plant and Equipment, net. Property, plant and equipment is recorded at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets once the asset is ready for its intended use and placed in service. Estimated useful lives are 10 to 20 years for land improvements, 10 to 40 years for buildings and 3 to 20 years for machinery and equipment. Leasehold improvements and capitalized leases are depreciated using the straight-line method over the lesser of the useful life of the asset or the remaining lease term. Gains and losses upon disposition are reflected in operating results in the period of disposition.

Direct internal and external costs to implement computer systems and software for internal use are capitalized. Capitalized costs are depreciated over the estimated useful life of the system or software, generally six years, beginning when the system or software is ready for its intended use.

Liabilities are recognized at fair value for asset retirement obligations related to plant and landfill closures in the period in which they are reasonably estimable and the carrying amounts of the related long-lived assets are correspondingly adjusted. Over time, the liabilities are accreted to their estimated future values. As of September 30, 2025, and 2024, asset retirement obligations, which are included in Other current liabilities and Other noncurrent liabilities, were $4.8 million and $4.2 million, respectively.

Leases. Refer to Note 4. for information regarding our leases.

Goodwill and Intangible Assets. We test goodwill and indefinite-lived intangible assets for impairment annually or more frequently if events or circumstances indicate impairment is possible. We perform our annual impairment testing as of September 1. Refer to Note 5. for information regarding our goodwill and indefinite-lived intangible asset impairment testing.

Impairment of Long-Lived Assets. Long-lived assets, such as property and equipment and intangibles with finite lives, are amortized and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets of an asset group may not be recoverable. An asset group is generally established by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other groups of assets. Recoverability of an asset group to be held and used is measured by a comparison of the carrying amount of the asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset group.

Workers' Compensation. Our exposure to workers' compensation claims is generally limited to $0.8 million per incident. Liabilities, including those related to claims incurred but not reported, are recorded principally using periodic valuations based on discounted future expected payments and using historical data combined with insurance industry data when historical data is limited. Our gross workers' compensation liability, which is included in Other current liabilities and Other noncurrent liabilities, was $10.4 million as of September 30, 2025, and we expect to recover $6.9 million in insurance and reimbursements which is included as a receivable in Other current assets and Other noncurrent assets. As of September 30, 2024, our gross worker's compensation liability was $10.4 million and our insurance receivable was $6.5 million.

Warranty Costs. We accrue for costs to repair and/or replace products pursuant to the terms of our assurance warranties. These costs include labor, materials, equipment, freight and overhead costs. We accrue for the estimated cost of product warranties at the time of sale. We monitor and analyze our warranty experience and costs periodically and revise our warranty accruals as necessary. Factors considered in our accrual analyses include warranty terms, specific claim situations, historical incurred and projected failure rates, the nature of product failures, product and labor costs, and general business conditions.

Activity in our accrued warranty, reported within Other current liabilities and Other noncurrent liabilities, is presented below:

	2025	2024	2023
	(in millions)		
Balance at beginning of year	$ 23.6	$ 15.7	$ 10.7
Provision charged to expense	14.9	13.0	14.8
Warranty utilization	(12.9)	(5.1)	(9.8)
Balance at end of year	$ 25.6	$ 23.6	$ 15.7

Deferred Financing Costs. Costs to obtain debt are deferred and amortized to expense over the term of the underlying debt agreement. When an amendment to the underlying debt or a prepayment occurs, the remaining cost and the period over which the financing costs are amortized are reassessed.

Deferred financing costs are offset against the underlying long-term debt in the accompanying consolidated balance sheets. Deferred financing costs under agreements that do not have outstanding debt such as our asset-based lending agreement ("ABL"), and in other instances, such as our NMTC transaction, are included in Other noncurrent assets consistent with the term of the instrument. Deferred financing costs of $3.5 million as of September 30, 2025, include: $2.5 million related to the 4.0% Senior Unsecured Notes ("4.0% Senior Notes"), $0.9 million related to the ABL and $0.1 million related to the NMTC transaction which are amortized on a straight-line basis. These amounts are amortized over the remaining term of the respective debt using the effective interest method or on a straight-line basis. Refer to Note 7. for disclosures related to our borrowing arrangements.

Income Taxes. Deferred tax liabilities and deferred tax assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Such assets and liabilities are determined based on the differences between the financial statement basis and the tax basis of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided when, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We record tax benefits for positions that management believes are more likely than not of being sustained under audit based solely on the technical merits of the associated tax position. The amount of tax benefit recognized for any position that meets the more-likely-than-not threshold is the largest amount of the tax benefit that we believe is greater than 50% likely of being realized.

The Tax Cuts and Jobs Act ("Act") subjects us to tax on global intangible low-taxed income ("GILTI") earned by certain of our foreign subsidiaries. The Act states that we can make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. We have elected to recognize the tax on GILTI in the period the tax is incurred.

Environmental Expenditures. We capitalize environmental expenditures that increase the life or efficiency of noncurrent assets or that reduce or prevent environmental contamination. We accrue for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. We are indemnified for certain environmental liabilities that existed as of August 16, 1999 under an agreement with a predecessor to Tyco. Refer to Note 15. for additional disclosures regarding our environmental liabilities.

Revenue Recognition. Refer to Note 3. for disclosures regarding our revenues.

Stock-based Compensation. Compensation expense for stock-based awards granted to employees and directors is based on the fair value at the grant dates for our stock-settled share awards and is based on the fair value at each reporting date for our cash-settled share awards. Stock-based compensation expense is included within Selling, general and administrative expense within our consolidated statements of operations. Refer to Note 10. for more information regarding our stock-based compensation.

Research and Development. Research and development costs are expensed as incurred.

Advertising. Advertising costs are expensed as incurred.

Translation of Foreign Currency. Foreign reporting entities are remeasured into local currencies with the effect reflected in the consolidated statements of operations. Assets and liabilities of our businesses whose functional currencies are not denominated in the United States dollar are translated into United States dollars using currency exchange rates at the balance sheet date. Revenues and expenses are translated at average currency exchange rates during the period. Foreign currency translation gains and losses are reported as a component of accumulated other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are included in earnings as incurred. For the years ended September 30, 2025 and September 30, 2024, we recorded a foreign exchange loss of $9.5 million and $2.2 million, respectively. For the year ended September 30, 2023, we recorded a foreign exchange gain of $3.3 million.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 requires public business entities that disclose information on their reportable segments to provide additional information on their significant expense categories and "other segment items," which represent the difference between segment revenue less significant segment expense and a segment's measure of profit or loss. A description of "other segment items" is also required. Further, certain segment related disclosures that were limited to annual disclosure are now required at interim periods. Finally, public business entities are required to disclose the title and position of their Chief Operating Decision Maker ("CODM") and explain how the CODM uses the reported measures of profit or loss to assess segment performance. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Upon adoption, ASU 2023-07 should be applied retrospectively to all prior periods. The Company adopted this standard using the retrospective method in the fourth quarter of 2025. The adoption did not have a material impact on the Company's financial statements disclosures. Refer to Note 14. for the additional required disclosures under ASU 2023-07.

Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09 *"Income Taxes (Topic 740): Improvements to Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires public business entities to disclose a tabular rate reconciliation utilizing percentages and reporting currency in specific categories with certain reconciling items at or above the specified 5% threshold to improve the transparency and comparability of disclosures. Additionally, entities are required to disclose the year-to-date amount of income taxes paid, net of refunds received, disaggregated by federal (national), state, and foreign jurisdictions. Disclosure of all individual jurisdictions where income taxes paid, net of refunds received, is 5% or more of the total is also required. This guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. Upon adoption, ASU 2023-09 should be applied on a prospective basis while retrospective application is permitted. We do not expect ASU 2023-09 to have a material impact on our financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires public business entities to disclose disaggregated information about certain income statement expense line items. These expenses include purchases of inventory, employee compensation, depreciation and intangible asset amortization for each income statement line item that contains these expenses. Additionally, specified expenses, gains or losses that are currently required to be disclosed must now be included in the disaggregated income statement expense line item disclosures and any remaining amounts should be described qualitatively. There is also a requirement to separately disclose total selling expenses and provide a definition of those expenses. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Upon adoption, ASU 2024-03 should be applied on a prospective basis while retrospective application is permitted. We are currently evaluating the impact ASU 2024-03 will have on our financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06 "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU 2025-06"). ASU 2025-06 removes references to software development project stages and considers different software development methods, including methods that entities may use to develop software in the future. The ASU requires entities to capitalize software costs when: (1) Management has authorized and committed to funding the software project and (2) It is probable that the project will be completed, and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold"). In evaluating the probable-to-complete threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. Disclosure of the capitalized internal-use software balance and accumulated amortization at the balance sheet date, along with amortization for the period and a description of the method to compute amortization is required. The guidance is effective for annual fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted at the beginning of an annual period. Upon adoption, ASU 2025-06 may be applied on a retrospective, prospective or modified prospective basis, with a cumulative effect adjustment to retained earnings required for retrospective or modified prospective adoption. We are currently evaluating the impact ASU 2025-06 will have on our financial statements and related disclosures.

Note 3.   **Revenue from Contracts with Customers**

We recognize revenue when control of promised products or services is transferred to our customers, in amounts that reflect the consideration to which we expect to be entitled in exchange for those products or services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We determine the appropriate revenue recognition for our contracts with customers by analyzing the type, terms and conditions of each customer contract or arrangement.

The table below presents the balances of our customer receivables and deferred revenue:

		September 30,		
		2025		**2024**
		(in millions)		
Billed receivables	$	210.8	$	212.7
Unbilled receivables		4.7		4.5
Gross customer receivables		215.5		217.2
Allowance for credit losses		(3.6)		(8.3)
Receivables, net	$	211.9	$	208.9
Deferred revenue	$	12.1	$	12.8

Contract Asset and Liability Balances

Differences in the timing of revenue recognition, billing and cash collection result in customer receivables, advance payments and billings in excess of revenue recognized. Customer receivables include amounts billed and currently due from customers as well as unbilled amounts including contract assets. Amounts are billed in accordance with contractual terms and unbilled amounts arise when the timing of billing differs from the timing of revenue recognized.

Advance payments and billings in excess of revenue are recognized and recorded as deferred revenue and classified as Other current liabilities or Other noncurrent liabilities in the accompanying consolidated balance sheets based on the timing of when we expect to recognize revenue. Deferred revenue represents contract liabilities and is recorded when customers remit cash payments in advance of our satisfaction of performance obligations under contractual arrangements. Contract liabilities are reversed when the performance obligation is satisfied and revenue is recognized.

Deferred revenue primarily consists of amounts related to monitoring, leak detection, software and hosting services. Activity in deferred revenue is presented below:

		September 30,		
		2025		**2024**
		(in millions)		
Balance at beginning of year	$	12.8	$	9.2
Revenue deferred		9.5		12.2
Previously deferred revenue recognized		(10.2)		(8.6)
Balance at end of year	$	12.1	$	12.8

Current deferred revenue was $7.1 million as of September 30, 2025 and $7.1 million as of September 30, 2024. Noncurrent deferred revenue was $5.0 million as of September 30, 2025 and $5.7 million as of September 30, 2024. We estimate that noncurrent deferred revenue will be recognized as follows: $1.5 million in 2027, $1.3 million in 2028, $0.7 million in 2029, $0.5 million in 2030, $0.4 million in 2031 and $0.6 million thereafter.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. Our performance obligations are generally satisfied at a point in time for sales of equipment and products and over time for our software hosting and leak detection monitoring services. Performance obligations are supported by customer contracts which provide frameworks for the nature of the distinct products or services. The transaction price is adjusted for our estimate of variable consideration which may include discounts and rebates. To estimate variable consideration, we apply the expected value or the most likely amount method based on whichever method more appropriately predicts the amount of consideration we expect to receive. The method applied is typically based on historical experience and known trends. We include estimated variable consideration in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur in future periods when the uncertainty associated with the variable consideration is subsequently resolved. We exclude from the measurement of the transaction price all taxes assessed by a governmental authority.

We do not adjust the transaction price of a contract for the effects of a significant financing component if, at the inception of the contract, we expect that the period between when we transfer a product or service to a customer and when a customer remits payment will be one year or less.

Revenues from products and services transferred to customers at a point in time represented 98% of our revenues in fiscal years 2025, 2024, and 2023. The revenues recognized at a point in time related to the sale of our products and services are recognized when the obligations of the contract terms are satisfied, which is when the customer is able to direct the use of and obtain substantially all of the benefits from the product or service, which generally occurs upon shipment when control of the product or service transfers to the customer.

Revenues from products and services transferred to customers over time represented 2% of our revenues in fiscal years 2025, 2024, and 2023.

We offer assurance warranties to our customers that the products provided will function as intended and comply with any agreed-upon specifications. These warranties cannot be purchased separately. On limited products, we offer extended warranties, which may be purchased separately.

Costs to Obtain or Fulfill a Contract

Shipping and handling costs associated with freight activities after the customer has obtained control are accounted for as fulfillment costs and are expensed to Cost of sales within our consolidated statements of operations at the time revenue is recognized.

We incur certain incremental costs to obtain a contract, which primarily relate to incremental sales commissions. As the expected benefit associated with these incremental costs is generally one year or less based on the nature of the product sold and benefits received, we have applied the practical expedient to expense them as incurred and therefore do not capitalize the related costs. Our sales commissions are paid based on orders or shipments, and we reserve the right to claw back any commissions in the event of product returns, cancellations or lost collections.

Disaggregation of Revenue

Refer to Note 14. for information regarding disaggregation of our revenues from contracts with customers by reportable segment and by geographical region based on customer location. Economic factors may impact the nature, amount, timing and certainty of our revenue and cash flows.

Note 4.   Leases

Presentation of Leases

We lease certain office, warehouse, manufacturing, distribution, and research and development facilities and equipment under operating leases. Our leases have remaining lease terms of up to eight years. The terms and conditions of our leases may include options to extend or terminate the lease early. These factors are considered at lease inception or at the time of the amendment and included in the lease term when these options are reasonably certain of exercise.

We determine if a contract is, or contains, a lease at inception by evaluating whether the contract conveys the right to control the use of an identified asset. For all classes of leased assets, we have elected the practical expedient to account for any non-lease components in the contract together with the related lease component in the same unit of account.

Right-of-Use ("ROU") assets and lease liabilities are recognized in our consolidated balance sheets at the lease commencement date based on the present value of the lease payments over the lease term. Additionally, ROU assets include any lease payments made at or before the commencement date, as well as any initial direct costs incurred, and are reduced by any lease incentives received. As most of our operating leases do not provide an implicit rate, we apply our incremental borrowing rate to determine the present value of our remaining lease payments. Our incremental borrowing rate is determined based on information available at the lease commencement date.

For all classes of leased assets, we have applied an accounting policy election to exclude short-term leases from recognition in our consolidated balance sheets. A short-term lease has a term of 12 months or less at the commencement date and does not include a purchase or extension option that is reasonably certain of exercise. We recognize short-term lease cost in our consolidated statements of operations on a straight-line basis over the lease term.

Our short-term lease cost for the year ended September 30, 2025 was $2.6 million. Short-term lease cost for the years ended September 30, 2024, and 2023 were immaterial. Our short-term lease commitments as of September 30, 2025, and 2024 are immaterial.

We have certain lease contracts with terms and conditions that include variable payments based on changes in facts or circumstances occurring after the commencement date. These variable lease payments are recognized in our consolidated statements of operations as the obligation is incurred.

As of September 30, 2025, any legally-binding minimum lease payments for operating leases signed but not yet commenced, subleases, or leases that impose significant restrictions or covenants, were immaterial. We did not have any related-party leases or sale-leaseback arrangements as of September 30, 2025, or September 30, 2024.

The components of lease cost are presented below:

	Year ended September 30,					
	2025		2024		2023	
	(in millions)					
Operating lease cost	$	7.5	$	6.9	$	6.3
Finance lease cost		1.3		0.9		1.1
Total lease cost	$	8.8	$	7.8	$	7.4

Supplemental cash flow information related to leases is presented below:

	Year ended September 30,			
	2025		2024	
	(in millions)			
Operating cash used for operating leases	$	7.5	$	7.0
Financing cash used for finance leases	$	1.3	$	0.9

Supplemental information regarding our lease assets and liabilities is presented below:

		September 30,			
		2025		2024	
		(in millions)			
Right-of-use assets:					
Operating leases	Other noncurrent assets	$	27.3	$	26.9
Finance leases	Plant, property and equipment		4.1		2.7
Total right-of-use assets		$	31.4	$	29.6
Lease liabilities:					
Operating leases - current	Other current liabilities	$	6.4	$	5.5
Operating leases - noncurrent	Other noncurrent liabilities		22.0		22.5
Finance leases - current	Current portion of long-term debt		1.2		0.8
Finance leases - noncurrent	Long-term debt		2.9		1.9
Total lease liabilities		$	32.5	$	30.7

Supplemental information related to lease terms and discount rates is presented below.

	Year ended September 30,	
	2025	**2024**
Weighted-average remaining lease term (years):		
Operating leases	5.51	6.14
Finance leases	3.36	3.64
Weighted-average interest rate:		
Operating leases	5.44 %	5.48 %
Finance leases	7.24 %	7.10 %

Scheduled maturities for our lease liabilities as of September 30, 2025 are as follows:

	Operating Leases		Finance Leases	
	(in millions)			
2026	$	7.8	$	1.5
2027		7.0		1.3
2028		5.4		1.3
2029		3.5		0.5
2030		2.5		0.1
Thereafter		6.6		—
Total lease payments		32.8		4.7
Less: imputed interest		(4.4)		(0.6)
Present value of lease liabilities	$	28.4	$	4.1

Note 5.   Goodwill and Intangible Assets

Goodwill

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis on September 1 of each fiscal year or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The carrying value of the reporting unit, including goodwill, is compared with the estimated fair value of the reporting unit as determined utilizing a combination of the income and market approach. The income approach, which is a level 3 fair value measurement, is based on projected debt-free cash flow estimates which are discounted to the present value using discount rates that consider the timing and risk of those cash flows. The market approach is based on the guideline public company method, which uses market multiples to value our reporting units as applicable. We weight the approaches in a manner considering the risks of the underlying cash flows. The key assumptions used in estimating the fair value of our reporting units utilizing the income approach include management's best estimate of revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") margin, and discount rate. The key assumptions used in estimating the fair value of our reporting units utilizing the market approach include revenue multiples, and EBITDA multiples. Accordingly, a change in market conditions or other factors could have a material effect on the estimated values. There are inherent uncertainties related to the assumptions used and to management's application of these assumptions.

We performed our annual impairment testing as of September 1, 2025. The results of the testing indicated that the fair value exceeded the carrying value of our reporting unit which contained goodwill. As a result, no impairment charge was recorded during the fiscal year ended September 30, 2025.

As a result of our annual impairment test as of September 1, 2024, we recorded an impairment charge of $16.3 million. The results of the testing indicated that the carrying value of a reporting unit within Water Management Solutions exceeded the fair value primarily due to lower forecasted revenues and profitability based on a change, during the fourth quarter of 2024, in the forecasted product portfolio.

Indefinite-lived Intangible Assets

Indefinite-lived intangible assets are tested for impairment on an annual basis on September 1 of each fiscal year or more frequently if events or circumstances indicate that it is more likely than not that the asset is impaired. We test our trade name indefinite-lived intangible assets for impairment using a "royalty savings method", which is an income approach using a variation of the discounted cash flow method. This method estimates a fair value by calculating an estimated discounted future cash flow stream from the hypothetical licensing of the indefinite-lived intangible assets. If the estimated fair value exceeds the carrying value, no impairment is indicated. If the estimated fair value is less than the carrying value, impairment is indicated. This analysis is dependent on management's best estimates of future revenue and the selection of reasonable discount rates and hypothetical royalty rates.

We performed our annual impairment testing as of September 1, 2025 based on quantitative factors and, as a result, no impairment charge was recorded.

Intangible Assets

Direct internal and external costs to develop software used in the provision of services to customers by Water Management Solutions are capitalized and amortized over the six-year estimated useful life of the software, beginning when the software is ready for its intended use. As of September 30, 2025, the remaining weighted-average amortization period for this software was 4.4 years. Amortization expense related to such software assets was $2.2 million in 2025, $2.6 million in 2024, and $2.9 million in 2023. Amortization expense for each of the next five years is expected to be $2.3 million in 2026, $1.8 million in 2027, $1.5 million in 2028, $1.1 million in 2029 and $0.7 million in 2030.

As of September 30, 2025, the remaining weighted-average amortization periods for business combination-related finite-lived customer relationships and technology intangible assets were 6.7 years and 6.2 years, respectively. Amortization expense related to these assets was $5.0 million, $24.9 million and $25.2 million for 2025, 2024 and 2023, respectively. Amortization expense for each of the next five years is scheduled to be $4.9 million in 2026, $4.7 million in 2027, $4.4 million in 2028, $3.8 million in 2029 and $3.6 million in 2030.

Intangible assets are presented below:

| | September 30, | |
| | 2025 | 2024 |
	(in millions)	
Capitalized internal-use software:		
Cost	$ 42.3	$ 40.1
Accumulated amortization	(34.4)	(32.4)
Capitalized internal-use software, net	$ 7.9	$ 7.7
Business combination-related:		
Cost:		
Finite-lived intangible assets:		
Technology	$ 122.4	$ 118.6
Customer relationships and other	371.9	371.5
Indefinite-lived intangible assets:		
Trade names and trademarks	273.0	272.5
	$ 767.3	$ 762.6
Accumulated amortization:		
Technology	$ (103.2)	$ (97.9)
Customer relationships and other	(364.7)	(362.7)
	(467.9)	(460.6)
Business combination-related intangible assets, net	299.4	302.0
Intangible assets, net	$ 307.3	$ 309.7

Goodwill

As of September 30, 2025, our remaining goodwill balance is within our Water Management Solutions segment. Changes in the carrying amount of goodwill for the years ended September 30, 2025, and 2024 were as follows (in millions):

Balance as of September 30, 2023:		
Goodwill	$	817.8
Accumulated impairment		(724.1)
Net goodwill		93.7
2024 Activity:		
Goodwill impairment		(16.3)
Change in foreign currency exchange rates		3.3
Balance as of September 30, 2024:		
Goodwill		821.1
Accumulated impairment		(740.4)
Net goodwill		80.7
2025 Activity:		
Change in foreign currency exchange rates		8.5
Balance as of September 30, 2025:		
Goodwill		829.6
Accumulated impairment		(740.4)
Net goodwill	$	89.2

Note 6.   Income Taxes

The components of income before income taxes are presented below:

		2025		2024		2023
				(in millions)		
U.S.	$	248.2	$	176.1	$	83.2
Non-U.S.		6.0		(12.7)		25.8
Income before income taxes	$	254.2	$	163.4	$	109.0

The Tax Cuts and Jobs Act (the "Act") imposed a one-time transition tax on the undistributed, previously untaxed, post-1986 foreign "earnings and profits" as defined by the Internal Revenue Services ("IRS") of certain United States-owned corporations. As of September 30, 2025, the remaining balance of our transition obligation is $1.7 million, which will be paid in full by January 2026, as provided in the Act. Other than for Krausz's investment in its United States subsidiary and other anticipated distributions which result cumulatively in immaterial income tax, we have not recorded income taxes for unrepatriated foreign earnings that may be subject to withholding tax or any outside cost basis differences inherent in our foreign subsidiaries, as these amounts continue to be indefinitely reinvested in foreign operations. We have a foreign tax credit carryforward of $4.7 million, expiring in our fiscal year 2028, for which we have recorded a valuation allowance as we do not expect to utilize it prior to expiration.

The federal income tax returns for Mueller Water Products, Inc. are closed for years prior to our fiscal year 2022. We remain liable for any taxes related to U.S. Pipe income for periods prior to 2012 pursuant to the terms of the sale agreement with the purchaser of the business.

Our state income tax returns are generally closed for years prior to our fiscal year 2022, except with regard to our state net operating loss carryforwards. Our Canadian income tax returns are generally closed for years prior to our fiscal year 2018. We do not have any material unpaid assessments.

The components of income tax expense are as follows:

		2025		2024		2023
			(in millions)			
Current:						
U.S. federal	$	56.0	$	53.4	$	28.4
U.S. state and local		11.7		14.8		6.0
Non-U.S.		1.8		0.8		3.5
Total current income tax expense		69.5		69.0		37.9
Deferred:						
U.S. federal		(5.2)		(20.7)		(11.2)
U.S. state and local		(0.5)		(1.1)		(3.3)
Non-U.S.		(1.3)		0.3		0.1
Total deferred income tax benefit		(7.0)		(21.5)		(14.4)
Income tax expense	$	62.5	$	47.5	$	23.5

The reconciliation between income tax expense at the United States federal statutory income tax rate and reported income tax expense is presented below:

		2025		2024		2023
			(in millions)			
Expense at U.S. federal statutory income tax rate	$	53.4	$	34.3	$	22.9
Adjustments to reconcile to income tax expense:						
State income taxes, net of federal benefit		9.0		9.6		1.5
Uncertain tax positions		0.2		(2.3)		0.5
Nondeductible compensation		4.0		2.1		1.8
Nondeductible expenses, other than compensation		0.7		0.6		0.9
Valuation allowances		0.3		3.0		(0.6)
Basis difference in foreign investment		—		0.1		0.1
Foreign income taxes		(1.6)		(0.8)		(2.0)
Excess tax (benefit) deficit related to stock compensation		(2.0)		(0.6)		0.3
Tax credits		(2.9)		(3.3)		(3.5)
Goodwill impairment		—		1.9		—
Other		1.4		2.9		1.6
Income tax expense	$	62.5	$	47.5	$	23.5

The following table summarizes information concerning our gross unrecognized tax benefits:

		2025		2024
			(in millions)	
Balance at beginning of year	$	3.0	$	5.0
Increase related to current year positions		0.8		0.8
Decrease as a result of statute of limitations lapse		(0.6)		(2.8)
Balance at end of year	$	3.2	$	3.0

Substantially all unrecognized tax benefits would, if recognized, impact the effective tax rate. We recognize interest related to uncertain tax positions as interest expense and recognize any penalties incurred as a component of Selling, general and administrative expense within our consolidated statements of operations. As of September 30, 2025, and 2024, we had $0.4 million and $0.4 million, respectively, of accrued interest expense related to unrecognized tax benefits.

Deferred income tax balances are presented below:

	September 30,			
	2025		**2024**	
	(in millions)			
Deferred income tax assets:				
Accrued expenses	$	18.0	$	19.3
Lease liabilities		9.1		7.5
Inventories		7.9		5.0
State net operating losses		1.4		1.9
Net operating losses and credit carryovers		16.7		15.9
Stock-based compensation		4.8		4.3
Section 174 research and development capitalization		30.4		23.1
Other		3.0		5.3
Total deferred income tax assets		91.3		82.3
Valuation allowance		(18.0)		(18.0)
Total deferred income tax assets, net of valuation allowance		73.3		64.3
Deferred income tax liabilities:				
Intangible assets		67.4		68.2
Lease assets		7.9		6.7
Basis difference in foreign investment		7.0		6.0
Pension		4.5		3.0
Property, plant and equipment		36.4		34.7
Other		1.1		1.1
Total deferred income tax liabilities		124.3		119.7
Net deferred income tax liabilities	$	51.0	$	55.4

We evaluate the need for a valuation allowance against our deferred tax assets each quarter considering results to date, projections of taxable income, tax planning strategies and reversing taxable temporary differences.

Our state net operating loss carryforwards, which expire between our fiscal years 2025 and 2027, remain available to offset future taxable earnings; however, we currently do not expect full utilization of certain state net operating loss carryforwards before their expiration. Consequently, we have recorded a valuation allowance against the deferred tax asset which is reflected in the table above.

On July 4, 2025, the United States government enacted H.R.1, commonly referred to as the One Big Beautiful Bill Act ("OBBBA"). OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act enacted in 2017, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. For fiscal year 2025, OBBBA did not have a material impact on our financial statements. We continue to evaluate the impact of OBBBA on future years.

Note 7.   **Borrowing Arrangements**

The components of our long-term debt are as follows:

	September 30,			
	2025		**2024**	
	(in millions)			
4.0% Senior Notes	$	450.0	$	450.0
Finance leases		4.1		2.7
Total debt		454.1		452.7
Less: deferred financing costs		2.5		3.2
Less: current portion of long-term debt		1.2		0.8
Total long-term debt	$	450.4	$	448.7

The scheduled maturities of all borrowings outstanding as of September 30, 2025, are $1.2 million in 2026, $1.2 million in 2027, $1.2 million in 2028, and $450.5 million in 2029.

ABL Agreement. Our asset-based lending agreement, as amended, ("ABL") is provided by a syndicate of banking institutions and consists of a revolving credit facility for up to $175.0 million in borrowing capacity that matures the earlier of (a) March 16, 2029, which is ninety-one days prior to the stated maturity date of our 4.0% Senior Notes if the Notes are still outstanding on that date or (b) March 28, 2029. The ABL includes the ability to borrow up to $25.0 million of swing line loans and up to $60.0 million of letters of credit. The ABL permits us to increase the size of the credit facility by an additional $150.0 million in certain circumstances subject to adequate borrowing base availability.

Borrowings under the ABL bear interest at a floating rate equal to Secured Overnight Financing Rate ('SOFR") plus an adjustment of 10 basis points and an applicable margin range of 150 to 175 basis points, or a base rate (as defined in the ABL) plus an applicable margin range of 50 to 75 basis points. As of September 30, 2025, the applicable margin was 150 basis points for SOFR-based loans, and 50 basis points for base rate loans.

The ABL is subject to mandatory prepayments if total outstanding borrowings under the ABL are greater than the aggregate commitments under the revolving credit facility or if we dispose of overdue accounts receivable in certain circumstances. The borrowing base under the ABL is equal to the sum of (a) 85% of the value of eligible accounts receivable and (b) the lesser of (i) 70% of the value of eligible inventory or (ii) 85% of the net orderly liquidation value of eligible inventory, less certain reserves. Prepayments can be made at any time without penalty.

The ABL contains customary terms and conditions as well as various affirmative, negative and financial covenants that, among other things, may restrict the ability of us and our subsidiaries to pay dividends or repurchase stock.

Substantially all of our United States subsidiaries are borrowers under the ABL and are jointly and severally liable for outstanding borrowings. Our obligations under the ABL are secured by a first-priority perfected lien on all of our United States inventory, accounts receivable, certain cash balances and other supporting assets.

The ABL includes a commitment fee for any unused borrowing capacity of 37.5 basis points per annum when the unused capacity is above 50% of the credit commitments, with a step down to 25.0 basis points per annum when unused capacity is less than or equal to 50% of the credit commitments. As of September 30, 2025, the commitment fee was 37.5 basis points.

Borrowings are not subject to any financial maintenance covenants unless excess availability is less than the greater of $17.5 million and 10% of the Loan Cap as defined in the ABL. Excess availability based on September 30, 2025 data was $163.7 million, as reduced by $11.1 million of outstanding letters of credit and $0.2 million of accrued fees and expenses.

We were in compliance with all required covenants as of September 30, 2025.

4.0% Senior Unsecured Notes. On May 28, 2021, we privately issued $450.0 million of 4.0% Senior Notes, which mature on June 15, 2029 and bear interest at 4.0%, paid semi-annually in June and December. We capitalized $5.5 million of financing costs, which are being amortized over the term of the 4.0% Senior Notes using the effective interest method. Proceeds from the 4.0% Senior Notes, along with cash on hand were used to redeem our previously existing notes. Substantially all of our United States subsidiaries guarantee the 4.0% Senior Notes, which are subordinate to borrowings under our ABL. Based on quoted market prices, which is a Level 1 measurement, the outstanding 4.0% Senior Notes had a fair value of $434.1 million as of September 30, 2025.

An indenture governing the 4.0% Senior Notes ("Indenture") contains customary covenants and events of default, including covenants that limit our ability to incur certain debt and liens. We were in compliance with all required covenants as of September 30, 2025. There are no financial maintenance covenants associated with the Indenture.

We may redeem some or all of the 4.0% Senior Notes at any time after June 15, 2024, at specified redemption prices. Upon a Change of Control (as defined in the Indenture), we could be required to offer to purchase the 4.0% Senior Notes at a price equal to 101% of the outstanding principal amount if there is a Ratings Decline (as defined in the Indenture).

Note 8.   Retirement Plans

Defined Benefit Plans. We have a defined benefit plan ("Pension Plan") that we fund in accordance with its requirements and, where applicable, in amounts sufficient to satisfy the minimum funding requirements of applicable laws. The Pension Plan provides benefits based on years of service and compensation or at stated amounts for each year of service with an annual measurement date of September 30.

A summary of key assumptions for the valuations of the Pension Plan is as follows:

	September 30,		
	2025	**2024**	**2023**
Weighted average used to determine benefit obligations:			
Discount rate	5.47 %	5.07 %	6.29 %
Weighted average used to determine net periodic cost:			
Discount rate	5.07 %	6.29 %	5.79 %
Expected return on plan assets	5.75 %	5.75 %	5.75 %

The discount rate for determining the present value of pension obligations was selected using a "bond settlement" approach, which constructs a hypothetical bond portfolio that could be purchased such that the coupon payments and maturity values could be used to satisfy the projected benefit payments. The discount rate is the equivalent rate that results in the present value of the projected benefit payments equaling the market value of this bond portfolio. The bond portfolio includes only high-quality corporate bonds (AA graded or higher) that are either non-callable or callable within one year of maturity. We rely on the Pension Plan's actuaries to assist in the development of the discount rate model.

The expected return on plan assets is determined with the assistance of the Pension Plan's actuaries and investment consultants. Expected return on plan assets was developed using forward-looking returns over a time horizon of approximately 20 years for major asset classes along with projected risk and historical correlations.

Amounts recognized for the Pension Plan are presented below:

	September 30,			
	2025		**2024**	
	(in millions)			
Projected benefit obligations:				
Beginning of year	$	247.9	$	233.2
Service cost		0.7		0.6
Interest cost		12.0		13.9
Actuarial (gain)/loss		(7.7)		22.2
Benefits paid		(21.5)		(22.0)
Accumulated benefit obligations at end of year	$	231.4	$	247.9
Plan assets:				
Beginning of year	$	261.4	$	239.8
Actual return on plan assets		11.0		43.6
Benefits paid		(21.5)		(22.0)
Fair value of plan assets at end of year	$	250.9	$	261.4
Prepaid benefit cost at end of year:				
Funded status	$	19.5	$	13.5
Recognized on balance sheet:				
Other noncurrent assets	$	19.5	$	13.5
Recognized in accumulated other comprehensive loss, before tax:				
Net actuarial loss	$	50.2	$	56.6

The components of net periodic cost for the Pension Plan are presented below:

	2025		**2024**		**2023**	
	(in millions)					
Service cost	$	0.7	$	0.6	$	0.8
Components of net periodic cost excluded from operating income:						
Interest cost		12.0		13.9		13.9
Expected return on plan assets		(14.4)		(13.0)		(13.9)
Amortization of actuarial net loss		2.2		3.1		3.7
Pension (benefit) expense other than service		(0.2)		4.0		3.7
Net periodic cost	$	0.5	$	4.6	$	4.5

Pension Plan activity in accumulated other comprehensive loss, before tax, in 2025 is presented below (in millions):

Balance at beginning of year	$	56.6
Actuarial gain		(4.2)
Prior year actuarial loss amortization to net periodic cost		(2.2)
Balance at end of year	$	50.2

We amortize amounts in accumulated other comprehensive loss representing unrecognized prior year service cost and unrecognized loss related to the Pension Plan over the weighted average life expectancy of the inactive participants. Actuarial gains and losses are amortized using a corridor approach. The gain/loss corridor is equal to 10% of the greater of the benefit obligation and the market-related value of assets. Gains and losses in excess of the corridor are generally amortized over the average remaining lifetime of the plan participants.

We expect to amortize $0.7 million of unrecognized loss into net periodic expense from accumulated other comprehensive loss in 2026.

Strategic asset allocations, tactical range as of September 30, 2025 and actual asset allocations are as follows:

| | Strategic asset allocation | Tactical range | | | Actual asset allocations at September 30, | | |
					2025	2024	2023
Fixed income investments	70 %	67 %	-	73 %	69 %	69 %	70 %
Equity investments	30	27 %	-	33 %	30	30	29
Cash	—	0 %	-	5 %	1	1	1
	100 %				100 %	100 %	100 %

Assets of the Pension Plan are allocated to various investments to attain diversification and reasonable risk-adjusted returns while also managing the exposure to asset and liability volatility. These ranges are targets and deviations may occur from time to time as a result of market fluctuations. Portfolio assets are typically rebalanced to the allocation targets at least annually.

The assets of the Pension Plan are primarily invested in mutual funds and investment trusts valued at net asset value, which in turn hold fixed income and equity investments. The valuation methodologies used to measure the assets of the Pension Plan at fair value are:

- Mutual funds are valued at the closing price reported on the active market;

- Fixed income fund investments held by the investment trusts are valued using the closing price reported in the active market in which the investment is traded. When market quotations are not readily available, these assets are valued by a method the trustees believe accurately reflects fair value.

The assets of the Pension Plan by level within the fair value hierarchy are as follows:

	September 30, 2025		
	Level 1	Level 2	Total
	(in millions)		
Fixed income	$ 131.2	$ 41.9	$ 173.1
Equity:			
Large cap index funds	38.0	—	38.0
International stocks:			
International funds	37.7	—	37.7
Total equity	75.7	—	75.7
Cash and cash equivalents	2.1	—	2.1
Total Plan assets	$ 209.0	$ 41.9	$ 250.9

	September 30, 2024		
	Level 1	Level 2	Total
	(in millions)		
Fixed income	$ 131.8	$ 49.8	$ 181.6
Equity:			
Large cap index funds	39.1	—	39.1
International stocks:			
International funds	38.9	—	38.9
Total equity	78.0	—	78.0
Cash and cash equivalents	1.8	—	1.8
Total Plan assets	$ 211.6	$ 49.8	$ 261.4

Our estimated future pension benefit payments as of September 30, 2025 are presented below (in millions):

2026	$ 22.3
2027	22.0
2028	21.5
2029	20.9
2030	20.3
2031-2035	90.7
Total	$ 197.7

Defined Contribution Retirement Plans. Certain of our employees participate in a defined contribution 401(k) plan or similar plan outside of the United States. We make matching contributions as a function of employee contributions. We expensed our matching contributions of $10.0 million, $9.1 million and $8.2 million during 2025, 2024 and 2023, respectively.

Note 9.   Capital Stock

Common stock share activity is presented below:

Shares outstanding as of September 30, 2022	155,844,138
Vesting of restricted stock units, net of shares withheld for taxes	256,724
Exercise of stock options	110,989
Exercise of employee stock purchase plan instruments	181,483
Settlement of performance-based restricted stock units, net of shares withheld for taxes	193,428
Stock repurchased under buyback program	(714,830)
Shares outstanding as of September 30, 2023	155,871,932
Vesting of restricted stock units, net of shares withheld for taxes	207,986
Exercise of stock options	517,839
Exercise of employee stock purchase plan instruments	129,356
Settlement of performance-based restricted stock units, net of shares withheld for taxes	136,846
Stock repurchased under buyback program	(636,789)
Shares outstanding as of September 30, 2024	156,227,170
Vesting of restricted stock units, net of shares withheld for taxes	206,139
Exercise of stock options	246,577
Exercise of employee stock purchase plan instruments	92,590
Settlement of performance-based restricted stock units, net of shares withheld for taxes	150,081
Stock repurchased under buyback program	(591,553)
Shares outstanding as of September 30, 2025	156,331,004

The Company has authorized 60.0 million shares of $0.01 par value preferred stock. The preferred stock may be issued in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Company's articles of incorporation to determine the voting, dividend, redemption and liquidation preferences pertaining to each such series. No shares of preferred stock have been issued by the Company as of September 30, 2025.

Note 10.   Stock-based Compensation Plans

Stock-based compensation expense was $15.1 million, $14.1 million and $11.1 million in the years 2025, 2024 and 2023, respectively, and is recorded within Selling, general and administrative costs within our consolidated statements of operations.

The total income tax benefit recognized for stock-based compensation expense was $3.6 million, $4.0 million and $2.3 million in the years 2025, 2024 and 2023, respectively.

We excluded 368,384, 270,547 and 779,150 stock-based instruments from the calculation of diluted earnings per share for 2025, 2024 and 2023, respectively, because the effect of including them would have been antidilutive.

As of September 30, 2025, there was approximately $11.0 million of unrecognized compensation expense related to stock-based awards not yet vested. We expect to recognize this expense over a weighted average life of approximately 1.4 years.

The Mueller Water Products, Inc. 2006 Stock Incentive Plan ("2006 Plan") authorizes an aggregate of 23,800,000 shares of common stock that may be granted through the issuance of stock-based awards. Any awards canceled are available for reissuance. Generally, all of our employees and members of our Board of Directors are eligible to participate in the 2006 Plan. As of September 30, 2025, 6,740,076 shares of common stock were available for future grants of awards under the 2006 Plan. This total assumes that the maximum number of shares will be earned for awards for which the final number of shares to be earned has not yet been determined.

An award granted under the 2006 Plan vests at such times and in such installments as set by the Compensation and Human Resources Committee of our Board of Directors ("Compensation Committee"), but no award will be exercisable after the 10-year anniversary of the date on which it is granted. Management expects some instruments will be forfeited prior to vesting. Grants to members of our Board of Directors are expected to vest fully. Based on historical forfeitures, we expect certain grants to employees to be forfeited at an annual rate of 2%.

Restricted Stock Units. Depending on the specific terms of each award, restricted stock units generally vest ratably over the life of the award, usually three years, on each anniversary date of the original grant. Compensation expense for restricted stock units is recognized between the grant date and the vesting date (or the date on which a participant becomes retirement-eligible, if sooner) on a straight-line basis for each tranche of each award. Fair values of restricted stock units are determined using the closing price of our common stock on the respective grant date.

Restricted stock unit activity under the 2006 Plan is summarized below:

	Restricted stock units	Weighted average grant date fair value per unit
Outstanding as of September 30, 2022	358,732	$ 12.77
Granted	625,518	12.78
Vested	(301,864)	12.83
Cancelled	(109,103)	12.00
Outstanding as of September 30, 2023	573,283	12.88
Granted	301,908	14.91
Vested	(367,315)	12.99
Cancelled	(54,080)	12.85
Outstanding as of September 30, 2024	453,796	14.15
Granted	194,334	26.13
Vested	(283,026)	13.81
Cancelled	(10,770)	18.55
Outstanding as of September 30, 2025	354,334	$ 20.85

The total fair value of restricted stock units that vested during the year was $7.3 million for 2025, and $4.7 million for both 2024 and 2023, based on the weighted-average fair value on the vesting date.

Performance-Based Awards. Our performance-based awards consist of performance-based restricted stock units ("PRSUs"). PRSUs represent a target number of units that may be paid out at the end of a multi-year award cycle consisting of annual performance periods coinciding with our fiscal years. As determined at the date of award, PRSUs may settle in cash-value equivalent of, or directly in, shares of our common stock. Settlement will range from zero to two times the number of PRSUs granted, depending on our financial performance against predetermined targets. The grant date for each year's performance period is set when the Compensation Committee establishes performance goals for the period, normally within 90 days of the beginning of each performance period. At the end of the performance period, the Compensation Committee confirms performance against the applicable performance targets. PRSUs do not convey voting rights or earn dividends. PRSUs vest on the last day of an award cycle, unless vested sooner as a result of a "Change of Control" of the Company, or the death, disability or retirement of a participant.

We recognize compensation expense for stock-settled PRSUs starting on the first day of the applicable performance period and ending on the respective vesting dates. We base the recognized compensation expense upon the number of units awarded for each performance period, the closing price of our common stock on the grant date and the estimated performance factor. In 2025 and 2024, no shares vested related to PRSUs. In 2023, 163,999 shares vested related to PRSUs.

Stock-settled PRSUs activity under the 2006 Plan is summarized below:

Award date	Settlement year	Performance period	Grant date per unit fair value	Units awarded	Units forfeited	Net units	Performance factor	Shares earned
December 3, 2019	2023	2020	$ 11.26	69,988	(2,391)	67,597	0.909	61,446
		2021	11.86	69,989	(9,614)	60,375	1.161	70,096
		2022	13.81	69,988	(9,614)	60,374	0.700	42,262
November 29, 2022	2026	2023-2025	11.41	166,284	(92,550)	73,734	2.000	147,468
November 28, 2023	2027	2024-2026	13.22	136,983	(30,804)	106,179	—	—
December 3, 2024	2028	2025-2027	25.58	64,044	(1,308)	62,736	—	—
March 3, 2025	2028	2025-2027	$ 25.19	7,692	—	7,692	—	—

Market-Based Awards. Our market-based awards consist of market-based restricted stock units ("MRSUs"). MRSUs represent a target number of units that may be paid out at the end of a three-fiscal year award cycle based on a calculation of our relative total shareholder return ("TSR") performance as compared with the TSR of a selected peer group. Settlements in our common shares will range from zero to two times the number of MRSUs granted, depending on our TSR performance ranking within the peer group. The fair values of MRSUs are fixed at the date of grant and the related expense is recognized ratably over the vesting period, which is roughly three years from the date of grant.

The table below provides information regarding MRSU awards for grants issued during our 2025 fiscal year, which were valued using Monte Carlo simulations on the grant date:

	March 3, 2025	December 3, 2024
Fair value at grant date	$41.24	$38.25
Units granted	7,692	64,044
Variables used in determining grant date fair value:		
Dividend yield	1.1 %	1.1 %
Expected volatility	31.0 %	29.8 %
Risk-free rate	3.9 %	4.1 %
Expected term (in years)	2.60	2.80

The expected volatility was based on historical volatility data for the Company and peer group companies considering the expected term. The expected term represents the remaining term from the grant date to the end of the performance period. The risk-free interest rate was based on the U.S. Treasury yield curve considering the expected term. The dividend yield assumption considers the Company's estimated dividend yield as of the grant date and dividends were treated as re-invested in the Monte Carlo simulation analysis for purposes of measuring TSR performance.

Stock Options. Stock options generally vest on each anniversary date of the original grant ratably over three years. Compensation expense attributed to stock options is based on the fair value of the awards on their respective grant dates, as determined using a Black-Scholes model.

The assumptions used to determine the grant date fair value are indicated below for grants issued during our 2025 fiscal year:

	March 3, 2025	December 3, 2024
Variables used in determining grant date fair value:		
Dividend yield	1.4 %	1.6 %
Expected volatility	36.3 %	29.9 %
Risk-free rate	4.0 %	4.1 %
Expected term (in years)	6.00	6.00

The expected dividend yield is based on our estimated annual dividend and our stock price history at the grant date. The risk-free interest rate is based on the United States Treasury zero-coupon yield in effect at the grant date with a term equal to the expected term. The expected volatility was based on historical volatility data for the Company considering the expected term. The expected term represents the average period of time the options are expected to be outstanding.

Stock option activity under the 2006 Plan is summarized below:

	Options	Weighted average exercise price per option	Weighted average remaining contractual term (years)	Aggregate intrinsic value (millions)
Outstanding as of September 30, 2022	1,013,293	$ 12.19	7.7	$ 0.3
Granted	573,279	11.41		
Exercised	(131,989)	9.59		0.4
Cancelled	(327,115)	12.16		
Outstanding as of September 30, 2023	1,127,468	12.10	7.8	$ 1.0
Granted	457,356	13.22		
Exercised	(517,839)	12.05		5.0
Cancelled	(135,215)	12.69		
Outstanding as of September 30, 2024	931,770	12.60	7.9	$ 8.5
Granted	228,615	25.54		
Exercised	(246,577)	12.33		3.3
Cancelled	(5,604)	19.45		
Outstanding as of September 30, 2025	908,204	$ 15.89	7.8	$ 8.8
Exercisable as of September 30, 2025	374,295	$ 12.60	6.8	$ 4.8

Stock option exercise prices are equal to the closing price of our common stock on the relevant grant date. The ranges of exercise prices for stock options outstanding as of September 30, 2025 are summarized below:

Exercise price	Outstanding Options	Weighted average exercise price	Weighted average remaining contractual term (years)	Exercisable options	Weighted average exercise price
	682,415	$ 12.70	7.3	374,295	$ 12.60
	225,789	25.54	9.2	—	—
	908,204	$ 15.89		374,295	$ 12.60

Employee Stock Purchase Plan. The Mueller Water Products, Inc. 2006 Employee Stock Purchase Plan ("ESPP") authorizes the sale of up to 7,600,000 shares of our common stock to employees. Generally, all full-time, active employees are eligible to participate in the ESPP, subject to certain restrictions. Employee purchases are funded through payroll deductions, and any excess payroll withholdings are returned to the employee. The price for shares purchased under the ESPP is 85% of the lower of the closing price on the first day or the last day of the offering period. As of September 30, 2025, 3,499,685 shares were available for issuance under the ESPP.

Phantom Plan. Under the Mueller Water Products, Inc. Phantom Plan adopted in 2012 ("Phantom Plan"), we have awarded "phantom units" to certain non-officer employees. A phantom unit settles in cash equal to the price of one share of our common stock on the vesting date. Phantom units generally vest ratably over three years on each anniversary date of the original grant. We recognize compensation expense for phantom units on a straight-line basis for each tranche of each award based on the closing price of our common stock at each balance sheet date. The outstanding phantom units had a fair value of $25.52 per unit as of September 30, 2025 and our accrued liability for such units was $5.7 million.

Phantom Plan activity is summarized below:

	Phantom Plan units	Weighted average grant date fair value per unit	Aggregate intrinsic value (millions)
Outstanding as of September 30, 2022	339,131	$ 12.74	
Granted	294,063	11.53	
Vested	(156,012)		$ 0.1
Cancelled	(120,515)	12.22	
Outstanding as of September 30, 2023	356,667	12.09	
Granted	236,250	13.28	
Vested	(156,585)		$ 1.5
Cancelled	(20,952)	12.53	
Outstanding as of September 30, 2024	415,380	12.71	
Granted	143,589	25.61	
Vested	(195,118)		$ 2.5
Cancelled	(39,482)	16.01	
Outstanding as of September 30, 2025	324,369	$ 18.03	

Note 11.   Supplemental Balance Sheet Information

Selected supplemental balance sheet information is presented below:

		September 30,		
		2025		**2024**
		(in millions)		
Inventories, net:				
Purchased components and raw materials	$	169.5	$	163.6
Work in process		67.5		65.8
Finished goods		91.7		72.3
Total inventories, net	$	328.7	$	301.7
Other current assets:				
Prepaid expenses	$	20.8	$	17.2
Other current assets		36.0		20.7
Total other current assets	$	56.8	$	37.9
Property, plant and equipment, net:				
Land	$	6.5	$	6.5
Buildings		133.6		126.6
Machinery and equipment		590.3		550.4
Construction in progress		53.7		45.2
Total property, plant and equipment		784.1		728.7
Accumulated depreciation		(448.4)		(409.9)
Total property, plant and equipment, net	$	335.7	$	318.8
Other current liabilities				
Compensation and benefits	$	61.3	$	58.3
Customer rebates		19.9		16.9
Warranty accrual		10.6		13.3
Other current liabilities		62.9		58.8
Total other current liabilities	$	154.7	$	147.3

Note 12.   Supplemental Statement of Operations Information

In the year ended September 30, 2025, we incurred $8.8 million of Strategic reorganization and other charges primarily related to our leadership transition, certain transaction-related expenses, severance, and non-cash asset impairment.

Fiscal year 2024 included Strategic reorganization and other charges of $15.8 million primarily related to the leadership transition, certain transaction-related expenses, non-cash asset impairment, cybersecurity incidents expense, and severance.

During fiscal year 2023, we incurred $10.2 million of Strategic reorganization and other charges primarily related to the leadership transition, severance, and certain transaction-related expenses.

Activity in accrued restructuring, reported within Other current liabilities, is presented below:

	2025	2024	2023
	(in millions)		
Balance at beginning of year	$ 3.4	$ 6.6	$ 3.3
Expenses incurred	8.8	15.8	10.2
Amounts paid and other adjustments, net	(11.1)	(19.0)	(6.9)
Balance at end of year	$ 1.1	$ 3.4	$ 6.6

Selected supplemental statement of operations information is presented below:

	2025	2024	2023
	(in millions)		
Included in selling, general and administrative expenses:			
Research and development	$ 19.9	$ 20.5	$ 25.9
Advertising	$ 4.6	$ 5.8	$ 4.7
Interest expense, net:			
4.0% Senior Notes	$ 18.0	$ 18.0	$ 18.0
Deferred financing costs amortization	1.0	1.0	1.0
ABL Agreement	0.8	0.9	0.9
Capitalized interest	(0.5)	(0.1)	(1.6)
Other interest expense	0.7	1.7	0.1
Total interest expense	20.0	21.5	18.4
Interest income	(13.4)	(8.8)	(3.7)
Net interest expense	$ 6.6	$ 12.7	$ 14.7

Note 13.   Accumulated Other Comprehensive Loss

Accumulated other comprehensive income (loss) is as follows:

	Foreign currency translation, net of income tax	Pension actuarial amortization, net of income tax	Total
	(in millions)		
Balance as of September 30, 2023	$ (20.2)	$ (28.5)	$ (48.7)
Other comprehensive income	9.1	8.8	17.9
Balance as of September 30, 2024	(11.1)	(19.7)	(30.8)
Other comprehensive income	21.4	4.8	26.2
Balance as of September 30, 2025	$ 10.3	$ (14.9)	$ (4.6)

For the year end September 30, 2025, pension actuarial amortization included in the consolidated statements of comprehensive income was $6.4 million, net of income tax of $1.6 million. For the year ended September 30, 2025, foreign currency translation included in the consolidated statements of comprehensive income was $21.4 million, net of no income tax.

For the year end September 30, 2024, pension actuarial amortization included in the consolidated statements of comprehensive income was $11.6 million, net of income tax of $2.8 million. For the year ended September 30, 2024, foreign currency translation included in the consolidated statements of comprehensive income was $9.1 million, net of no income tax.

Note 14.   Segment Information

Our business units and reportable segments are Water Flow Solutions and Water Management Solutions. Water Flow Solutions' portfolio includes iron gate valves, specialty valves and service brass products. Water Management Solutions' portfolio includes fire hydrants, repair and installation, natural gas, metering, leak detection, as well as pressure management and control products and solutions.

Our segments are determined by internally reported financial information regularly reported to the company's chief operating decision maker ("CODM"), who is our Chief Executive Officer. Segment operating income is the primary measure used by the CODM to assess performance and allocate resources. Operating income is also used to monitor budget versus actual results and provide insight into underlying trends comparing past financial performance with current performance of each segment. The significant expense categories and amounts align with segment-level information that is regularly provided to the CODM.

Segment results are not reflective of their results on a stand-alone basis and exclude intersegment sales. The determination of segment results excludes certain expenses designated as Corporate because they are not directly attributable to segment operations and are not allocated to the segments. Items such as interest expense, loss on early extinguishment of debt, pension expense or benefit, and income taxes are not allocated to the segments. Corporate expenses include those costs incurred by our corporate function, such as accounting, treasury, risk management, human resources, legal, tax and other administrative functions. Corporate assets principally consist of our cash, operating lease assets, and certain real property previously owned by U.S. Pipe and Anvil.

Financial information by reportable segment is included in the following summary:

2025	Water Flow Solutions		Water Management Solutions		Total	
			(in millions)			
Net sales	$	824.9	$	604.8	$	1,429.7
Cost of sales		528.6		384.4		913.0
Gross profit		296.3		220.4		516.7
Selling, general and administrative expenses		90.3		96.9		
Strategic reorganization and other charges		1.0		0.7		
Segment operating income	$	205.0	$	122.8		327.8
Reconciliation of segment operating income to consolidated income before income taxes						
Corporate general and administrative expenses						60.1
Corporate strategic reorganization and other charges						7.1
Pension benefit other than service						(0.2)
Interest expense, net						6.6
Income before income taxes					$	254.2

2024		Water Flow Solutions		Water Management Solutions		Total
		(in millions)				
Net sales	$	755.5	$	559.2	$	1,314.7
Cost of sales		483.6		372.1		855.7
Gross profit		271.9		187.1		459.0
Selling, general and administrative expenses		92.5		95.0		
Strategic reorganization and other charges		0.2		1.8		
Goodwill impairment		—		16.3		
Segment operating income	$	179.2	$	74.0		253.2
Reconciliation of segment operating income to consolidated income before income taxes						
Corporate general and administrative expenses						57.7
Corporate strategic reorganization and other charges						13.8
Pension expense other than service						4.0
Interest expense, net						12.7
Other expense						1.6
Income before income taxes					$	163.4

2023		Water Flow Solutions		Water Management Solutions		Total
		(in millions)				
Net sales	$	634.4	$	641.3	$	1,275.7
Cost of sales		469.5		426.7		896.2
Gross profit		164.9		214.6		379.5
Selling, general and administrative expenses		85.3		106.9		
Strategic reorganization and other charges		—		1.7		
Segment operating income	$	79.6	$	106.0		185.6
Reconciliation of segment operating income to consolidated income before income taxes						
Corporate general and administrative expenses						49.7
Corporate strategic reorganization and other charges						8.5
Pension expense other than service						3.7
Interest expense, net						14.7
Income before income taxes					$	109.0

Business segment assets primarily consist of inventories and intangible assets. Other relevant segment information is presented below:

	Water Flow Solutions		Water Management Solutions		Corporate		Total	
			(in millions)					
Depreciation and amortization:								
2025	$	26.6	$	20.2	$	0.1	$	46.9
2024		38.3		27.7		0.2		66.2
2023	$	32.8	$	29.5	$	0.2	$	62.5
Capital expenditures:								
2025	$	24.1	$	23.2	$	—	$	47.3
2024		31.1		16.3		—		47.4
2023	$	33.4	$	14.2	$	—	$	47.6
Intangible assets, net and goodwill								
September 30, 2025	$	264.5	$	132.0	$	—	$	396.5
September 30, 2024	$	264.9	$	125.5	$	—	$	390.4
Inventories, net:								
September 30, 2025	$	197.2	$	131.5	$	—	$	328.7
September 30, 2024	$	187.3	$	114.4	$	—	$	301.7

Geographical area information is presented below:

	United States		Israel		Other		Total	
			(in millions)					
Property, plant and equipment, net:								
September 30, 2025	$	318.9	$	12.8	$	4.0	$	335.7
September 30, 2024	$	302.8	$	11.9	$	4.1	$	318.8

		Year ended September 30,				
		2025		2024		2023
		(in millions)				
Water Flow Solutions disaggregated net revenue:						
Central	$	227.7	$	196.8	$	176.0
Northeast		148.9		139.2		130.6
Southeast		189.2		181.6		118.4
West		203.5		185.5		160.9
United States		769.3		703.1		585.9
Canada		44.0		42.2		36.2
Other international locations		11.6		10.2		12.3
	$	824.9	$	755.5	$	634.4
Water Management Solutions disaggregated net revenue:						
Central	$	161.4	$	149.4	$	169.2
Northeast		122.7		120.3		151.2
Southeast		136.0		132.4		137.4
West		124.4		103.6		119.0
United States		544.5		505.7		576.8
Canada		33.6		33.3		38.3
Other international locations		26.7		20.2		26.2
	$	604.8	$	559.2	$	641.3

The Company has two significant customers that comprise greater than 10% of gross sales. One customer comprised 20% of gross sales for each of the fiscal years ended September 30, 2025 and 2024, and 18% of gross sales for fiscal year ended September 30, 2023. The Company had outstanding Accounts receivable from this customer of $56.5 million and $59.1 million as of September 30, 2025 and 2024, respectively. Another customer comprised 17% of gross sales for the fiscal year ended September 30, 2025, and 18% of gross sales for each of the fiscal years ended September 30, 2024, and 2023, respectively. The Company had outstanding Accounts receivable from this customer of $42.4 million and $36.9 million as of September 30, 2025 and 2024, respectively. The Company reports revenue for these customers in both reportable segments, Water Flow Solutions and Water Management Solutions.

Note 15. Commitments and Contingencies

We use letters of credit and surety bonds in the ordinary course of business to ensure the performance of contractual obligations. As of September 30, 2025, we had $11.1 million of letters of credit and $13.5 million of surety bonds outstanding.

We are involved in various legal proceedings that have arisen in the normal course of operations, including the proceedings summarized below. We provide for costs relating to these matters when a loss is probable and the amount is reasonably estimable. Legal and administrative costs related to these matters are expensed as incurred. The effect of the outcome of these matters on our financial statements cannot be predicted with certainty as any such effect depends on the amount and timing of the resolution of such matters. Other than the litigation described below, we do not believe that any of our outstanding litigation would have a materially adverse effect on our financial position, results of operations, cash flows or liquidity.

Environmental. We are subject to a wide variety of laws and regulations concerning the protection of the environment, both with respect to the operations at many of our properties and with respect to remediating environmental conditions that may exist at our own or other properties. We accrue for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

In the acquisition agreement pursuant to which a predecessor to Tyco International plc, now Johnson Controls International plc ("Tyco"), sold our businesses to a previous owner in August 1999, Tyco agreed to indemnify us and our affiliates, among other things, for all "Excluded Liabilities." Excluded Liabilities include, among other things, substantially all liabilities relating to the time prior to August 1999, including environmental liabilities. The indemnity survives indefinitely. Tyco's indemnity does not cover liabilities to the extent caused by us or the operation of our businesses after August 1999, nor does it cover liabilities arising with respect to businesses or sites acquired after August 1999. Since 2007, Tyco has engaged in multiple corporate restructurings, split-offs and divestitures. While none of these transactions directly affects the indemnification obligations of the Tyco indemnitors under the 1999 acquisition agreement, the result of such transactions is that the assets of, and control over, such Tyco indemnitors has changed. Should any of these Tyco indemnitors become financially unable or fail to comply with the terms of the indemnity, we may be responsible for such obligations or liabilities.

The purchaser of U.S. Pipe has been identified as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act in connection with a former manufacturing facility operated by U.S. Pipe that was in the vicinity of a proposed Superfund site located in North Birmingham, Alabama. Under the terms of the acquisition agreement relating to our sale of U.S. Pipe, we agreed to indemnify the purchaser for certain environmental liabilities, including those arising out of the former manufacturing site in North Birmingham. Accordingly, the purchaser tendered the matter to us for indemnification, which we accepted. Ultimate liability for the site will depend on many factors that have not yet been determined, including the determination of the Environmental Protection Agency's remediation costs, the number and financial viability of the other PRPs (there are three other PRPs currently) and the determination of the final allocation of the costs among the PRPs. Since the amounts of such costs cannot be reasonably estimated at this time, no amounts have been accrued for this matter as of September 30, 2025.

CBP Matter. On October 4, 2024, we delivered to U.S. Customs and Border Protection ("CBP") a prior disclosure letter to correct information reported at the time of entry under United States laws and customs regulations with respect to the origin of certain products that were supplied by a manufacturer in Canada but that we subsequently determined had not been substantially transformed in Canada, resulting in the underpayment of certain duties to CBP. We identified the entry discrepancies related to our U.S. import of such products and provided the information to CBP. We expensed $9.1 million in 2024 consisting of the duties and interest believed to be owed for all relevant periods. On May 8, 2025, CBP confirmed that the total amount due related to this matter was approximately $9.0 million, which was paid to CBP on May 13, 2025. This matter is now closed.

Cobb County Matter. On July 19, 2023, Henry Pratt Company, LLC d/b/a Hydro Gate ("Hydro Gate") was served with a complaint joining it to a lawsuit originally filed by Cobb County Board of Commissioners ("Cobb County") against Shea-Traylor, a Joint Venture related to the construction of South Cobb Tunnel Project No. S3017 in Cobb County, Georgia ("Project") in the Superior Court of Cobb County. The lawsuit alleges that a product manufactured by Hydro Gate and used in the Project was defective, causing damage to the Project. Claims against Hydro Gate include breach of contract and contractual indemnity. There are five defendants named in the lawsuit. Cobb County alleged damages in excess of $39 million. The parties have participated in mediation, resulting in Hydro Gate offering a contribution of $15 million to settle the lawsuit ("Settlement Offer"). Hydro Gate anticipates that the Settlement Offer will be fully reimbursed by third parties upon settlement. As the settlement is probable and reasonably estimable, we have recorded a $15 million liability with a corresponding receivable as the amount is anticipated to be fully reimbursed by third parties. Further, we believe that the final outcome of this lawsuit will not have a material adverse effect on our business or prospects.

Cybersecurity Incident Putative Class Action. In connection with the class action lawsuit filed on August 30, 2024 in the U.S. District Court for the Northern District of Georgia, Atlanta Division ("Court"), the Company entered into a settlement agreement with the Plaintiff on July 7, 2025, to provide credit monitoring, ordinary and extraordinary losses, lost time and alternative cash payment benefits subject to an overall aggregate cap of $285,000. The settlement agreement is subject to and is awaiting Court approval.

Indemnifications. We are a party to contracts in which it is common for us to agree to indemnify third parties for certain liabilities that arise out of or relate to the subject matter of the contract. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by gross negligence or willful misconduct. We cannot estimate the potential amount of future payments under these indemnities until events arise that would trigger a liability under the indemnities.

Additionally, in connection with the sale of assets and the divestiture of businesses, such as the divestitures of U.S. Pipe and Anvil, we may agree to indemnify buyers and related parties for certain losses or liabilities incurred by these parties with respect to: (i) the representations and warranties made by us to these parties in connection with the sale and (ii) liabilities related to the pre-closing operations of the assets or business sold. Indemnities related to pre-closing operations generally include certain environmental and tax liabilities and other liabilities not assumed by these parties in the transaction.

Indemnities related to the pre-closing operations of sold assets or businesses normally do not represent additional liabilities to us, but simply serve to protect these parties from potential liability associated with our obligations existing at the time of the sale. We have accrued for those pre-closing obligations that are considered probable and reasonably estimable. Should circumstances change, increasing the likelihood of payments related to a specific indemnity, we will accrue a liability when future payment is probable and the amount is reasonably estimable.

Other Matters. We monitor and analyze our warranty experience and costs periodically and may revise our accruals as necessary. Factors considered in our analyses include warranty terms, specific claim situations, general incurred and projected failure rates, the nature of product failures, product and labor costs, and general business conditions.

We are party to a number of lawsuits arising in the ordinary course of business, including product liability cases for products manufactured by us or third parties. While the results of litigation cannot be predicted with certainty, we believe that the final outcome of such other litigation is not likely to have a materially adverse effect on our financial position, results of operations, cash flows or liquidity.

Note 16.   Subsequent Events

Dividend Declaration

On October 23, 2025, our Board of Directors declared a dividend of $0.070 per share on our common stock, payable on or about November 20, 2025, to stockholders of record at the close of business on November 10, 2025.

Exhibit 21.1

Subsidiaries of Mueller Water Products, Inc.

Entity	State of incorporation or organization	Doing business as
CAM Valves and Automation, LLC	Kansas	Pratt Industrial
Echologics, LLC	Delaware	Delaware Echologics, LLC
		Echologics Delaware, LLC
		Echologics of Delaware, LLC
Echologics Pte. Ltd.	Singapore	N/A
Henry Pratt Company, LLC	Delaware	Hydro Gate
		Lined Valve Company
		Milliken Valve
Henry Pratt International, LLC	Delaware	N/A
i2O Water Ltd	United Kingdom	N/A
i2O Water International Holdings Limited	United Kingdom	N/A
i2O Water Latinoamérica S.A.S.	Colombia	N/A
i2O Water Malaysia Sdn. Bhd.	Malaysia	N/A
Jingmen Pratt Valve Co., Ltd.	People's Republic of China	N/A
Krausz Industries Development Ltd.	Israel	N/A
Krausz Industries Ltd.	Israel	N/A
Krausz USA Inc.	Delaware	Krausz Industries, Inc.
Mueller Canada Holdings Corp.	Canada	N/A
Mueller Canada Ltd.	Canada	Echologics
		Mueller Canada
		Mueller Canada Echologics
Mueller Co. International Holdings, LLC	Delaware	N/A
Mueller Co. LLC	Delaware	Mueller Manufacturing Company, LLC
		Mueller Company, LLC
		Mueller Co. LP
		Mueller Co. New York LLC
Mueller Denmark ApS	Denmark	N/A
Mueller FBM, Inc.	Delaware	N/A
Mueller Group Co-Issuer, Inc.	Delaware	N/A
Mueller Group, LLC	Delaware	Mueller Flow, LLC
		Mueller Group of Delaware, LLC
Mueller International Holdings Limited	United Kingdom	N/A
Mueller International, LLC	Delaware	Mueller International (N.H.)
Mueller Products and Solutions, LLC	Delaware	N/A
Mueller Property Holdings, LLC	Delaware	N/A
Mueller Service California, Inc.	Delaware	N/A
Mueller Service Co., LLC	Delaware	Mueller Service Co. of Delaware
		Mueller Service Co. of Delaware, LLC
Mueller Systems, LLC	Delaware	Mueller Systems of Delaware, LLC

Exhibit 21.1

MWP Israel, Ltd	Israel	N/A
OSP, LLC	Delaware	OSP Properties, LLC
		OSP of Delaware, Limited Liability Company
PCA-Echologics Pty Ltd.	Australia	N/A

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-179441) pertaining to the Mueller Water Products, Inc. Amended and Restated 2006 Stock Incentive Plan,

(2) Registration Statement (Form S-8 No. 333-209834) pertaining to the Mueller Water Products, Inc. Amended and Restated 2006 Employee Stock Purchase Plan, and

(3) Registration Statement (Form S-8 No. 333-285338) pertaining to the Mueller Water Products, Inc. Third Amended and Restated 2006 Stock Incentive Plan and the Mueller Water Products, Inc. Second Amended and Restated Employee Stock Purchase Plan;

of our reports dated November 19, 2025, with respect to the consolidated financial statements of Mueller Water Products, Inc. and the effectiveness of internal control over financial reporting of Mueller Water Products, Inc. included in this Annual Report (Form 10-K) of Mueller Water Products, Inc. for the year ended September 30, 2025.

/s/ Ernst & Young LLP

Atlanta, Georgia
November 19, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Martie Edmunds Zakas, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mueller Water Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 19, 2025

/s/ Martie Edmunds Zakas
Martie Edmunds Zakas
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Melissa Ramussen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Mueller Water Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 19, 2025

/s/ Melissa Rasmussen
Melissa Rasmussen
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying Annual Report on Form 10-K of Mueller Water Products, Inc. (the "Company") for the year ended September 30, 2025 (the "Report"), I, Marietta Edmunds Zakas, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 19, 2025

/s/ Martie Edmunds Zakas
Martie Edmunds Zakas
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying Annual Report on Form 10-K of Mueller Water Products, Inc. (the "Company") for the year ended September 30, 2025 (the "Report"), I, Melissa Rasmussen, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 19, 2025

/s/ Melissa Rasmussen
Melissa Rasmussen
Chief Financial Officer

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BOARD OF DIRECTORS

Stephen C. Van Arsdell
Non-Executive Chair
Former Senior Partner
Deloitte LLP
Former Chair and Chief Executive Officer
Deloitte & Touche LLP

Marietta Edmunds Zakas
Chief Executive Officer
Mueller Water Products, Inc.

Christian A. Garcia
Former Executive Vice President
and Chief Financial Officer
BrandSafway

Thomas J. Hansen
Former Vice Chairman
Illinois Tool Works Inc.

Brian C. Healy
Lecturer of Commerce and Associate
Director, Center for Investors and
Financial Markets
University of Virginia
Former Managing Director and Co-Head
of Mergers and Acquisitions – Americas
Morgan Stanley

Christine Ortiz
Professor of Materials Science and
Engineering and Director, MIT
Technology and Policy Program,
Institute for Data, Systems, and Society
Massachusetts Institute of Technology

Jeffery S. Sharritts
Former Executive Vice President and
Chief Customer and Partner Officer
Cisco

Bentina Chisolm Terry
President and Chief Executive Officer,
Southern Linc and Southern Telecom, Inc.
Southern Company

Leland G. Weaver
Former President, Water and Protection
DuPont de Nemours, Inc.

EXECUTIVE OFFICERS

Marietta Edmunds Zakas
Chief Executive Officer

Paul McAndrew
President and Chief Operating Officer

Melissa Rasmussen
Senior Vice President and
Chief Financial Officer

Chason A. Carroll
Senior Vice President, General Counsel,
Chief Compliance Officer and
Corporate Secretary

Todd P. Helms
Senior Vice President and
Chief Human Resources Officer

Scott P. Floyd
Senior Vice President,
Sales and Marketing

Darin Harvey
Senior Vice President,
Operations and Supply Chain

Richelle R. Feyerherm
Vice President,
Chief Accounting Officer
and Corporate Controller

STOCKHOLDER INFORMATION

Annual Meeting
The annual meeting of stockholders of
Mueller Water Products, Inc. will be held
February 9, 2026, at 10:00 a.m. ET
virtually via live webcast at:
meetnow.global/MU9QMJT

Corporate Office
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328
770.206.4200
www.muellerwaterproducts.com

Investor Contact
Investor Relations
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328
770.206.4116
investorrelations@muellerwp.com

Media Contact
Corporate Communications
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328
470.806.5771
CorporateComm@muellerwp.com

Form 10-K
A copy of the Company's Annual
Report on Form 10-K for the fiscal
year ended September 30, 2025,
including financial statements, is
available on the Company's website
at www.muellerwaterproducts.com
or by written request to:

Investor Relations
Mueller Water Products, Inc.
1200 Abernathy Road, N.E.
Suite 1200
Atlanta, GA 30328

Common Stock
Trading Symbol: MWA
New York Stock Exchange

Transfer Agent and Registrar
Computershare Inc.
150 Royall Street, Suite 101
Canton, MA 02021
Toll Free Number: 866.205.6698
www.computershare.com/investor
TDD for Hearing Impaired:
800.952.9245
Foreign Shareowners:
201.680.6578
TDD Foreign Shareowners:
781.575.4592

Mueller Water Products, Inc.
1200 Abernathy Road, N.E., Suite 1200
Atlanta, GA 30328
www.muellerwaterproducts.com

MUELLER®

ECHOLOGICS®

HYDRO GATE®

HYDRO-GUARD®

HYMAX®

i2O®

JONES®

KRAUSZ®

MI.NET®

MILLIKEN®

PRATT®

PRATT INDUSTRIAL®

SENTRYX™

SINGER®

U.S. PIPE VALVE AND HYDRANT





©2025 Mueller Water Products, Inc. Trademarks referred to herein are owned by Mueller International, LLC or other affiliates of Mueller Water Products, Inc.

The papers used in the production of this Annual Report are all certified for Forest Stewardship Council® (FSC®) standards, which promote environmentally appropriate, socially beneficial, and economically viable management of the world's forests. This Annual Report was printed by a facility in North America that uses exclusively vegetable-based inks.



 Mueller Water Products